EXHIBIT (99.9)

Treasury Board Secretariat Public Accounts of Ontario Annual Report and Consolidated Financial Statements 2017–2018

Treasury Board Secretariat Office of the Minister 99 Wellesley Street West Room 4320, Whitney Block Toronto, ON M7A 1W3 Tel.: 416-327-2333 Fax: 416-327-3790	Ministry of Finance Office of the Minister 7th Floor, Frost Building South 7 Queen’s Park Crescent Toronto ON M7A 1Y7 Telephone: 416-325-0400 Facsimile: 416-325-0374	Secrétariat du Conseil du Trésor Bureau du ministre 99, rue Wellesley Ouest Édifice Whitney, bureau 4320 Toronto (Ontario) M7A 1W3 Tél. : 416 327-2333 Téléc. : 416 327-3790	Ministère des Finances Bureau du ministre 7 étage, Édifice Frost Sud 7 Queen’s Park Crescent Toronto ON M7A 1Y7 Téléphone: 416-325-0400 Télécopieur:416-325-0374

The Honourable Elizabeth Dowdeswell, OC, OOnt

Lieutenant Governor of Ontario

Legislative Building

Queen’s Park

Toronto, ON M7A 1A1

May It Please Your Honour:

The undersigned have the privilege to present the Public Accounts of the Province of Ontario for the fiscal year ended March 31, 2018, in accordance with the requirements of the Financial Administration Act.

Respectfully submitted,

Original signed by	Original signed by

The Honourable Peter Bethlenfalvy	The Honourable Victor Fedeli
President of the Treasury Board	Minister of Finance
Toronto, September 2018	Toronto, September 2018

Financial Statement Discussion and Analysis, 2017–2018	i

ii	Financial Statement Discussion and Analysis, 2017–2018

Foreword

I am pleased to present to you the Province of Ontario’s Public Accounts for the year of 2017–18. The Public Accounts offer the people of Ontario an honest and transparent picture of the province’s financial situation. Unfortunately, these documents also reveal that under the previous government, spending occurred at an unsustainable level.

Your Government for the People believes that it is our collective responsibility to achieve fiscal prudence and efficiency while ensuring programs and services meet the needs of the people we serve. We have, and will continue to, take action and deliver on our promise to restore accountability and trust in the province’s finances.

The road ahead will be a challenging one, but I can assure you that we are committed to driving strategic change, and we are focusing our efforts on the priorities that matter most to you.

Knowing the challenges that we face, we have moved quickly and decisively, securing experts to lead a thorough line-by-line review of past spending across all government programs and services. This assessment will help pinpoint the areas we need to focus on to fix the province’s finances. As part of that, we have launched Planning for Prosperity, an online public consultation where the people of this great province have had the opportunity to share their ideas about government services in an open and transparent way.

Additionally, we have taken unprecedented action to restore the people’s trust. On July 17, 2018, the Independent Financial Commission of Inquiry (Commission) was established. The Commission had a mandate to assess and advise on past accounting practices and the budgetary position of the Province relative to the one presented in the 2018 Budget. The final report of the Commission was delivered to the Attorney General and Minister of Finance on August 30, 2018. The Public Accounts of Ontario 2017–2018 are informed by the Commission’s recommendations. As part of this report, we are accepting the recommendations from those experts and have adjusted the 2017–18 Public Accounts to reflect that advice.

The challenges we have inherited from the previous government are significant. However, Ontario’s Government for the People has, and will continue to, put our province back on the path to fiscal health and economic growth. We are collaborating with ministries and stakeholders across the broader public sector to harness the power of innovation, find efficiencies, and ensure our province remains competitive. We will continue to be open, honest and transparent about the state of Ontario’s finances as we work to ensure that every tax dollar spent achieves the best value for the people of Ontario.

Financial Statement Discussion and Analysis, 2017–2018	iii

The work will be difficult but the proper management of public finances is a moral imperative. It is our duty and our legacy to achieve structural balance and a more sustainable government, for the people.

Original signed by

The Honourable Peter Bethlenfalvy

President of the Treasury Board

iv	Financial Statement Discussion and Analysis, 2017–2018

Introduction

The Annual Report is a key element of the Public Accounts of the Province of Ontario and is central to demonstrating the Province’s transparency and accountability in reporting its financial activities and position. Ontario’s Consolidated Financial Statements present the financial results for the 2017–18 fiscal year against the 2017 Budget released in April 2017, and the financial position of the government as at March 31, 2018. As in previous years, the Annual Report also compares the current year’s results to the prior year’s results and provides a five-year trend analysis for a number of key financial ratios.

Producing the Public Accounts of Ontario requires the teamwork and collaboration of many stakeholders across Ontario’s public sector. The Office of the Auditor General plays a critical role in auditing and reporting on the Province’s financial statements, and the Standing Committee on the Public Accounts also plays an important role in providing legislative oversight and guidance. I would like to thank everyone for their contributions.

We welcome your comments on the Public Accounts. Please share your thoughts by email at infoTBS@ontario.ca, or by writing to the Office of the Provincial Controller, Re: Annual Report, Treasury Board Secretariat, Second Floor, Frost Building South, 7 Queen’s Park Crescent, Toronto, Ontario M7A 1Y7.

Original signed by

Nancy Kennedy

Deputy Minister, Treasury Board Secretariat

and Secretary of Treasury Board and

Management Board of Cabinet

Financial Statement Discussion and Analysis, 2017–2018	1

Guide to the Public Accounts

The Public Accounts of the Province of Ontario comprise this Annual Report and three supporting volumes.

The Annual Report includes a Financial Statement Discussion and Analysis, the Consolidated Financial Statements of the Province and other supporting schedules and disclosures.

Financial Statement Discussion and Analysis

The first section of the Annual Report is the Financial Statement Discussion and Analysis section, which:

●	Compares the Province’s financial results to both the 2017 Budget and results for the previous year;

●	Shows trends in key financial items and indicators of financial condition;

●	Sets out key potential risks to financial results and strategies used to manage them;

●	Includes descriptions of various assets and liabilities on the statement of financial position; and

●	Presents non-financial activities results and discusses important initiatives related to enhancing transparency and accountability.

The Consolidated Financial Statements

The Consolidated Financial Statements show the Province’s financial position at the end of the previous fiscal year, its financial activities during the reporting period and its financial position at the end of the fiscal year. The statements are linked, and figures that appear in one statement may affect another.

The Province’s financial statements are presented on a consolidated basis, meaning that the Province’s statement of financial position and statement of operations reflect the combination of ministry results as well as financial results for entities that are controlled by the government (see Note 1 to the Consolidated Financial Statements for more details). Therefore, reported revenues and expenses of the Province can be affected directly by the activities of ministries as well as the performance of controlled entities such as government business enterprises (GBEs) and broader public sector (BPS) organizations, i.e., hospitals, school boards and colleges. In addition, the Province’s results are also affected by transfer payments made to non-consolidated entities, such as municipalities and universities.

2	Financial Statement Discussion and Analysis, 2017–2018

The financial statements comprise:

●

The Consolidated Statement of Operations, which provides a summary of the government’s revenue for the period less its expenses, and shows whether the government incurred an operating deficit or surplus for the year. The results for the current year are presented along with the Budget Plan as presented in April 2017, and the financial results for the prior fiscal period. The annual surplus/deficit has an impact on the Province’s financial position.

●

The Consolidated Statement of Financial Position, which reports the Province’s assets and liabilities and is also known as the balance sheet. The Province’s total liabilities include debt and other long-term financing. Financial assets include cash, short-term investments, amounts due from others and investment in GBEs. The difference between total liabilities and financial assets is the Province’s net debt, which provides a measure of the future government revenues that will be required to pay for the government’s past transactions. Non-financial assets, mainly tangible capital assets such as highways, bridges and buildings, are subtracted from net debt to arrive at the accumulated deficit. A deficit in the year increases the accumulated deficit.

●

The Consolidated Statement of Change in Net Debt, which shows how the Province’s net debt position changed during the year. The main factors impacting net debt are the annual surplus/deficit and additions to tangible capital assets, which increase liabilities.

●

The Consolidated Statement of Change in Accumulated Deficit, which is a cumulative total of all the Province’s annual deficits and surpluses to date. It is mainly affected by the annual surplus/deficit in a year.

●

The Consolidated Statement of Cash Flow, which shows the sources and uses of cash and cash equivalents over the year. Two major sources of cash are revenues and borrowings. Uses of cash include funding for operating costs, investments in capital assets and debt repayment. The statement is presented in what is referred to as the indirect method, meaning that it starts with the annual surplus or deficit and reconciles that to the cash flow from operations by adding or subtractingnon-cash items, such as amortization of tangible capital assets. It also shows cash used to acquire tangible capital assets and investments, as well as cash generated from financing activities.

When reading the Consolidated Financial Statements, it is essential to also read the accompanying notes and schedules, which summarize the Province’s significant accounting policies and give more information on underlying financial activities, market value of investments, contractual obligations and risks.

Financial Statement Discussion and Analysis, 2017–2018	3

Other elements of the Annual Report

●

In management’s Statement of Responsibility, the government acknowledges its responsibility for the Consolidated Financial Statements and the Financial Statement Discussion and Analysis. The Statement, which appears on page 5, outlines the accounting policies and practices used in preparing the financial statements and acknowledges the government’s responsibility for financial management systems and controls.

●

The Auditor General’s Report, which appears on page 49, expresses an opinion under the Auditor General Act as to whether the statements present fairly the annual financial results and financial position of the government in accordance with Canadian Public Sector Accounting Standards.

Supporting volumes

Volume 1 contains ministry statements and detailed schedules of debt and other items. Individual ministry statements compare actual expenses to the amounts appropriated by the Legislative Assembly. Appropriations are made through the Estimates, Supplementary Estimates and annual Supply Act (as modified by Treasury Board Orders), other statutes and special warrants, if any. The ministry statements include amounts appropriated to fund certain provincial organizations, including hospitals, school boards and colleges. The financial results of all provincial organizations included in the government reporting entity in accordance with Public Sector Accounting Standards are consolidated with those of the Province to produce the Consolidated Financial Statements in accordance with the accounting policies as described in Note 1 to the statements.

Volume 2 contains the individual financial statements of significant provincial corporations, boards and commissions that are part of the government’s reporting entity, as well as other miscellaneous financial statements.

Volume 3 contains the details of payments made by ministries to vendors (including sales tax) and transfer payment recipients that exceed certain thresholds, including: payments to suppliers of temporary help services; payments made directly to a supplier by the ministry for employee benefits; travel payments for employees; total payments for grants, subsidies or assistance to persons, businesses, non-commercial institutions and other government bodies; other payments to suppliers of goods and services; and statutory payments.

4	Financial Statement Discussion and Analysis, 2017–2018

Statement of Responsibility

The Consolidated Financial Statements are prepared by the Government of Ontario in accordance with the accounting principles for governments issued by the Public Sector Accounting Board (PSAB).

The government accepts responsibility for the objectivity and integrity of these Consolidated Financial Statements and the Financial Statement Discussion and Analysis.

The government is also responsible for maintaining systems of financial management and internal control to provide reasonable assurance that transactions recorded in the Consolidated Financial Statements are within statutory authority, assets are properly safeguarded and reliable financial information is available for preparation of these Consolidated Financial Statements.

The Consolidated Financial Statements have been audited by the Auditor General of Ontario in accordance with the Auditor General Act and Canadian Auditing Standards. Her report appears on page 49 of this document.

Original signed by	Original signed by

Greg Orencsak	Nancy Kennedy
Deputy Minister Ministry of Finance	Deputy Minister, Treasury Board Secretariat and Secretary of Treasury Board and Management Board of Cabinet

September 12, 2018	September 12, 2018

Financial Statement Discussion and Analysis, 2017–2018	5

6	Financial Statement Discussion and Analysis, 2017–2018

FINANCIAL STATEMENT DISCUSSION AND ANALYSIS

Financial Statement Discussion and Analysis, 2017–2018	7

8	Financial Statement Discussion and Analysis, 2017–2018

 Highlights

2017–18 Financial Highlights ($ Billions)					Table 1

Consolidated Statement of Operations For the fiscal year ended March 31

				Change from
	2017 Reclassified Budget[1]	2017–18 Actual	2016–17 Restated Actual[2]	2017 Reclassified Budget	2016–17 Restated Actual

Total Revenue	150.0	150.6	140.7	0.6	9.9

Expense
Programs	137.2	142.4	131.4	5.2	10.9
Interest on debt	12.2	11.9	11.7	(0.3)	0.2
Total Expense	149.4	154.3	143.1	4.8	11.1

Reserve	0.6	–	–	(0.6)	–

Annual Deficit	–	(3.7)	(2.4)	(3.7)	(1.2)

Consolidated Statement of Financial Position As at March 31

Financial Assets		93.0	81.1		11.9
Liabilities		416.9	395.2		21.7
Net Debt		(323.8)	(314.1)		9.8
Non-Financial Assets		114.8	108.1		6.7
Accumulated Deficit		(209.0)	(205.9)		3.1
[1]

Amounts reported as “Plan” in the 2017 Budget have been reclassified for changes in reporting revenues and expenses for hospitals, school boards and colleges. Note 19 to the financial statements provides details.

[2]	Actual results for 2016–17 reflects changes in accounting treatment for net pension assets of jointly sponsored pension plans and market accounts. Note 19 to the financial statements provides details.

  Note: Numbers may not add due to rounding.

Comparison to the 2017 Budget Plan

The Province of Ontario recorded a deficit of $3.7 billion for the 2017–18 fiscal year, a decrease of $3.7 billion from the balanced plan projected in the 2017 Budget (see Table 1). This is mainly due to the 2017 Budget expenses not including valuation allowances for the net pension assets for the Ontario Teachers’ Pension Plan (OTPP) and the Ontario Public Service Employees Union Pension Plan (OPSEUPP) (an amount of $2.2 billion has been recorded in the actual expenses for the year), expenses related to a 16 per cent reduction in electricity rates for rate payers totalling approximately $1.8 billion and the Budget reserve of $0.6 billion not reflected in the actual results.

Financial Statement Discussion and Analysis, 2017–2018	9

Despite the challenges stemming from an uncertain global economic setting, Ontario’s economy grew, with real gross domestic product (GDP) increasing by 2.7 per cent in 2017, above the forecast of 2.3 per cent in the 2017 Budget.

Total revenue for 2017–18 came in at $150.6 billion, which was $0.6 billion higher than the 2017 Budget Plan. This was largely due to higher-than-expected corporations tax revenues, income from GBEs, fees, donations and other revenues from BPS organizations (hospitals, school boards and colleges) and other non-tax revenue, which was partially offset by lower personal income tax revenue and Government of Canada transfers.

Total expense for 2017–18 came in at $154.3 billion, which was $4.8 billion higher than the 2017 Budget. Program spending was $142.4 billion, up $5.2 billion from the plan of $137.2 billion. This increase from plan was due to the 2017 Budget expenses not including valuation allowances for the net pension assets for the OTPP and OPSEUPP (an amount of $2.2 billion has been recorded in the actual expenses for the year) and expenses related to a 16 per cent reduction in electricity rates for rate payers totalling approximately $1.8 billion. Spending in health, postsecondary and training, justice and other programs was higher-than-planned, while education and children and social services was slightly lower-than-planned. Interest on debt expense was $11.9 billion, which was $0.3 billion below the plan of $12.2 billion, mainly as a result of a fiscally neutral reporting change along with marginally lower-than-forecast interest rates and cost effective borrowing and debt management.

Net debt, the difference between total liabilities and financial assets, was $323.8 billion as at March 31, 2018, which was $11.9 billion higher than the 2017 Budget, largely resulting from the change in accounting for the net pension assets of the jointly sponsored pension plans and a change in the accounting for one component of the plan to reduce electricity pricing.

Comparison to the 2016–17 fiscal year

Provincial revenues increased by $9.9 billion, or 7.0 per cent, over the previous year (see Table 1). This increase was due in part to nominal GDP growth of 4.5 per cent in 2017, which contributed to higher taxation revenues. Also contributing to the increase were higher transfers from Government of Canada, fees, donations and other revenues from BPS organizations, income from GBEs and other non-tax revenue.

Year-over-year, total spending rose by $11.1 billion, or 7.8 per cent, going from $143.1 billion to $154.3 billion. Interest on debt rose by 1.7 per cent, from $11.7 billion to $11.9 billion, reflecting the increase in total debt.

As a result of higher growth in spending than revenue, an annual deficit of $3.7 billion in 2017–18 was reported compared to a restated deficit of $2.4 billion in 2016–17.

Total liabilities increased by $21.7 billion and total financial assets increased by $11.9 billion, which resulted in an increase of $9.8 billion in net debt.

10	Financial Statement Discussion and Analysis, 2017–2018

The net book value of capital assets (non-financial assets) such as roads and bridges owned by the Province grew by $6.6 billion during the year, reflecting new capital investments, mainly in the transportation, health and education sectors.

The accumulated deficit increased by $3.1 billion, mainly as a result of the annual deficit for 2017–18 of $3.7 billion.

During the year, cash was generated from issuing long-term debt of $33.4 billion and the sale of Hydro One Limited (Hydro One) shares generating net proceeds of $2.7 billion. Cash generated was used mainly to fund current year expenditures, provide $12.4 billion for investment in capital assets and repay maturing debt of $17.8 billion.

Financial Statement Discussion and Analysis, 2017–2018	11

Analysis of 2017–18 Results

Details of 2017–18 Actual Results ($ Billions)					Table 2

				Change from
	2017 Reclassified Budget[1]	2017–18 Actual	2016–17 Restated Actual[2]	2017 Reclassified Budget	2016–17 Restated Actual

Revenue
Taxation	100.1	99.7	94.3	(0.4)	5.4
Government of Canada	26.1	24.9	24.5	(1.2)	0.3
Fees, donations and other revenues from hospitals, school boards and colleges	7.9	8.3	8.0	0.3	0.4
Income from government business enterprises	4.9	6.2	5.6	1.3	0.6
Other non-tax revenue	11.0	11.5	8.3	0.6	3.2
Total Revenue	150.0	150.6	140.7	0.6	9.9

Expense
Health sector	58.0	58.9	56.0	1.0	3.0
Education sector[3]	27.5	27.3	26.6	(0.2)	0.7
Children’s and social services sector	16.8	16.7	16.1	(0.1)	0.6
Postsecondary and training sector	11.0	11.1	10.1	0.2	1.0
Justice	4.7	4.8	4.6	0.1	0.2
Other programs[3]	19.2	23.5	18.0	4.3	5.4
Total Program Expense	137.2	142.4	131.4	5.2	10.9

Interest on debt	12.2	11.9	11.7	(0.3)	0.2

Total Expense	149.4	154.3	143.1	4.8	11.1

Reserve	0.6	–	–	(0.6)	–
Annual Deficit	–	(3.7)	(2.4)	(3.7)	(1.2)
[1]	Amounts reported as “Plan” in 2017 Budget, reclassified for changes in reporting revenues and expenses for hospitals, school boards and colleges. Note 19 to the financial statements provides details.
[2]	Actual results for 2016–17 reflect a change in accounting treatment for net pension assets of jointly sponsored pension plans. Note 19 to the financial statements provides details.
[3]

Teachers’ Pension Plan impact is included in Other programs. In the Consolidated Financial Statements, this item appears under the Education sector. Schedule 4 to the financial statements provides details.

  Note: Numbers may not add due to rounding.

Revenue

Comparison to the 2017 Budget Plan

In the 2017 calendar year, Ontario’s real GDP grew by 2.7 per cent, driven by gains in consumer spending and business investment. Growth was above the forecast of 2.3 per cent in the 2017 Budget.

12	Financial Statement Discussion and Analysis, 2017–2018

Revenues for 2017–18 were $150.6 billion, 0.4 per cent higher than the 2017 Budget projection. See Chart 1 for a breakdown of revenues by source.

●

Taxation revenues were $0.4 billion or 0.4 per cent lower-than-projected in the 2017 Budget mainly due to lower Personal Income Tax (PIT) and Ontario Health Premium (OHP) revenues partly offset by higher Corporations Income Tax (CIT) revenues. PIT revenues were $2.1 billion lower and OHP were $0.1 billion lower due to lower amounts from 2016 tax returns processed that lowered the base upon which growth is calculated. CIT revenues were $1.8 billion higher mainly due to strong tax assessments in respect of 2017 and prior tax years, and stronger growth in corporate profits.

●

Transfers from the Government of Canada were lower than the 2017 Budget forecast by $1.2 billion, mainly reflecting lower-than-expected funding for infrastructure projects and other federal payments. This decline is partially offset by new funding for early learning and child care.

●

Fees, donations and other revenues from BPS organizations were $0.3 billion higher than the 2017 Budget, mainly due to higher-than-expected non-provincial sources for school boards, and higher international tuition fees and other revenues for colleges.

●

Income from GBEs was $1.3 billion higher, reflecting higher-than-projected net income from the Ontario Lottery and Gaming Corporation (OLG), the Liquor Control Board of Ontario (LCBO) and Ontario Power Generation Inc. (OPG). OPG’s net income was higher mainly due to gains from one-time real estate transactions (projected gains had been included in sales and rentals revenue in the 2017 Budget), lower expenses, and the financial performance of OPG’s nuclear funds.

●

Other non-tax revenues were $0.6 billion higher, mainly reflecting higher-than-projected revenue from carbon allowance proceeds, recoveries of prior-year-expenditure and revenues from miscellaneous sources. This increase was partially offset by lower sales and rentals revenue and lower power supply contract recoveries. The latter is fiscally-neutral, as it offsets the lower-than-projected power supply contract costs.

Financial Statement Discussion and Analysis, 2017–2018	13

14	Financial Statement Discussion and Analysis, 2017–2018

Comparison to prior year and earlier years

Total revenues for 2017–18 increased $9.9 billion, or 7.0 per cent, from the previous year.

●

Taxation revenues grew by $5.4 billion, or 5.7 per cent, mostly reflecting growth in PIT, CIT and Harmonized Sales Tax (HST) revenues. PIT revenue grew by $2.2 billion, or 7.3 per cent due to strong growth in 2017 tax assessments or 10.2 per cent, mostly reflecting employment and compensation of employees’ growth in 2017. CIT revenue grew by $0.7 billion due to strong corporation profit growth of 8.7 per cent in 2017–18. HST revenue grew by $1.2 billion supported by nominal personal consumption growth of 5.1 per cent.

●

Revenues from the Government of Canada were higher in 2017–18 by $0.3 billion, reflecting higher transfers for major federal funding programs including the Canada Health Transfer, the Canada Social Transfer and new funding for home and community care and mental health and addictions services, as well as early learning and child care. This increase was partially offset by lower transfers for Equalization payments.

●

Fees, donations and other revenues from BPS organizations were $0.4 billion higher over the prior year, mainly due to higher net international tuition and contractual revenues of colleges, higher school generated revenues and presentation differences for Government of Canada transfers to School Boards offset by lower education development charges.

●

Income from GBEs was higher in 2017–18 by $0.6 billion, due to higher net income from OLG and OPG. OPG’s net income increase was largely due to gains from one-time real estate transactions during 2017–18 and lower expenses, partially offset by adjustments to OPG’s net income for provincial reporting under International Financial Reporting Standards (IFRS).

●

Other non-tax revenue was higher by $3.2 billion in 2017–18, mainly reflecting new revenues from the carbon allowance proceeds resulting from the cap-and-trade program implemented in 2017–18, higher recoveries of prior-year-expenditure, sales and rentals, and revenues from vehicle and driver registration fees. This increase is partially offset by lower revenue related to the electricity sector including lower power supply contract recoveries. Power supply contract recoveries are fiscally-neutral, as they offset power supply contract costs.

Financial Statement Discussion and Analysis, 2017–2018	15

Electricity sector revenues

Hydro One secondary offering

In May 2017, the Province completed a secondary offering of Hydro One common shares, selling 120 million common shares (approximately 20.2 per cent of outstanding Hydro One common shares) at $23.25 per share, generating gross proceeds of $2.8 billion. The Province reported a gain of $0.8 billion from the offering.

Sale of Hydro One shares to First Nations

In December 2017, the Province completed a sale of 14,391,012 Hydro One common shares (approximately 2.4 per cent of outstanding Hydro One common shares) at $18 per share to OFN Power Holdings LP, a limited partnership wholly-owned by Ontario First Nations Sovereign Wealth LP, which is in turn owned by 129 First Nations in Ontario. The Province reported a deferred gain of $23 million from the sale. This gain will be recognized as revenue as the loan provided to OFN Power Holdings LP to purchase the shares is repaid.

Upon completion of the transaction, the Province’s holdings of Hydro One common shares totalled 282,412,648 common shares (approximately 47.4 per cent of outstanding Hydro One common shares).

Revenue trend

Chart 2 shows the recent trends in revenue for the Province’s major revenue sources.

16	Financial Statement Discussion and Analysis, 2017–2018

Taxation revenue

Between 2013–14 and 2017–18, taxation revenue grew at an annual average rate of 5.7 per cent, higher than the average annual nominal GDP growth of 4.5 per cent over the same period.

Although economic growth and increases in taxation revenue are closely linked, the relationship is affected by several factors. Growth in some revenue sources, such as corporations tax and mining tax, can diverge significantly from economic growth in any given year due to the inherent volatility of business profits as well as the use of tax provisions such as the option to carry losses forward or backward. The impact of housing completions and resales on HST and land transfer tax revenue is proportionately greater than their contribution to GDP. As well, changes in such sources as volume-based gasoline and fuel taxes are more closely aligned to growth in real as opposed to nominal GDP as these revenue sources are less influenced by price changes.

Much of the rising trend in taxation revenues between 2013–14 and 2017–18 reflects a growing economy and revenue generated from tax measures.

Federal government transfers

Government of Canada transfers are based on existing federal–provincial funding arrangements and formulas. These include major federal transfers such as the Canada Health Transfer, Canada Social Transfer and Equalization, as well as transfers for social housing, infrastructure and labour market programs. There are also a number of smaller federal transfers to the Province which are largely program-specific. Some transfers are ongoing while others are time-limited.

Between 2013–14 and 2017–18, Government of Canada transfers grew at an annual average rate of 2.4 per cent.

Fees, donations and other revenues from BPS organizations

Between 2013–14 and 2017–18, fees, donations and other revenues from BPS organizations grew at an annual average rate of 5.3 per cent. The growth is mainly due to an upward trend of international tuition fees and other revenues.

Income from government business enterprises

Revenue of the Province includes the net income of the following GBEs: Hydro One1, LCBO, OLG and OPG.

Between 2013–14 and 2017–18, income from GBEs grew at an annual average rate of 3.6 per cent.

[1]	Provincial revenue from Hydro One Limited’s net income is proportional to the Province’s ownership share.

Financial Statement Discussion and Analysis, 2017–2018	17

Other non-tax revenues

Other non-tax revenues arise from a number of sources, including vehicle and driver registration fees, sales and rentals of goods and services, other fees, licences and permits, reimbursements of provincial expenditures in delivering certain services, royalties for the use of Crown resources, and electricity sector revenues such as the debt retirement charge and power supply contract recoveries.

Other non-tax revenues grew at an annual average rate of 8.5 per cent between 2013–14 and 2017–18.

Expense

Comparison to the 2017 Budget Plan

Total expense in 2017–18 was $154.3 billion, which was $4.8 billion higher than the 2017 Budget. Program spending was $142.4 billion, up $5.2 billion from the plan of $137.2 billion. Spending in health, postsecondary and training programs, justice and other programs was higher-than-planned offset by lower spending in education and children’s and social services programs (see Table 2). Interest on debt expense was $11.9 billion, which was $0.3 billion below the plan of $12.2 billion.

See Chart 3 for details of program expense by sector.

18	Financial Statement Discussion and Analysis, 2017–2018

Total program spending was $5.2 billion higher than the Budget, resulting in actual program expense of $142.4 billion. The increase was attributable to:

●

Health sector expense that was $989 million above plan is due to additional investments in the hospital and home care sectors — increased spending to meet the demands in Long-Term Care Homes, Ontario Health Insurance Plan, Cancer Care Ontario, Assistive Devices and Supplies Program and Canadian Blood Services.

●

Postsecondary and training sector expense was $189 million higher, primarily due to additional funding for the Ontario Student Assistance Program (OSAP) to support a higher-than-forecast number of applications and awards.

●

Justice sector expense that was $113 million higher-than-planned, mainly due to settlements under the Proceedings Against the Crown Act, higher-than-expected bad debt provisions related to unpaid fines, increased Workplace Safety Insurance Board premiums including post-traumatic stress disorder costs for first responders, and statutory payments for Ontario Provincial Police undercover operations.

●

Other programs expense was $4,268 million higher-than-planned, mainly due to the 2017 Budget expenses not including valuation allowances for the net pension assets for the OTPP and OPSEUPP (an amount of $2.2 billion has been recorded in the actual expenses for the year), expenses related to a 16 per cent reduction in electricity rates for rate payers totalling approximately $1.8 billion, and the recognition of contingent liabilities for land claims and land related settlements such as flooding. The increase was partially offset by reduced transportation transfer payments resulting from revised timelines for municipal transit projects under the Public Transit Infrastructure Fund.

Increase in these sectors and programs were partially offset by:

●	Education sector expense was $238 million lower, mainly due to lower-than-forecast school board spending.

●

Children’s and social services sector expense that was $131 million lower-than-planned, mainly due to reduced drug costs in the Ontario Drug Benefit program and increased savings in the Ontario Drug Benefit Manufacturers’ Rebate, lower-than-anticipated intake of young adults in Residential Services program, and lower-than-forecasted caseload and cost per case in the Ontario Works Financial Assistance program.

Financial Statement Discussion and Analysis, 2017–2018	19

Chart 4 shows spending by type of expense. Government spending related to salaries and benefits includes those expenses for organizations consolidated as part of the government reporting entity including hospitals, school boards and colleges as well as the Ontario Public Service. The expense labelled “Transfers” in Chart 4 includes payments to doctors for physician services but does not include transfers to hospitals, school boards and colleges; these are reflected in the other expense types as reported by the organizations.

Transfers reflect payments to a variety of service providers, including non-consolidated entities in the public sector, to support the delivery of public services. These outside parties include, for example, child care providers, social service agencies and health care professionals. As service providers, a large share of the spending of these third parties typically goes to salaries and benefits.

Comparison to prior year and earlier years

Year-over-year, program spending grew by $10.9 billion or 8.3 per cent in 2017–18.

Higher expense in the health sector reflects increased utilization of health services provided under the Ontario Health Insurance Plan, increased expenditures in the Ontario Public Drug programs, as well as the Assistive Devices and Supplies program and additional funding for the long-term care homes and hospital sector.

20	Financial Statement Discussion and Analysis, 2017–2018

Chart 5 shows the recent trends in spending for major program areas.

●

Health sector expense increased from $52.6 billion in 2013–14 to $58.9 billion in 2017–18, or on average by 2.9 per cent per year. These increases are a result of increased utilization in the Ontario Health Insurance Plan, home care services, hospital services, addressing mental health and addictions, long-term care home sector; as well as specialized services such as cancer treatment and responding to the opioid crisis.

●

Education sector expense increased from $24.4 billion in 2013–14 to $27.3 billion in 2017–18, or on average by 2.8 per cent per year. The increase is mainly due to negotiated labour agreements with teachers and education workers, funding for school renewal and expansion projects and the implementation of full-day kindergarten which was made available to all four and five-year olds in September 2014. From
2013–14 to 2017–18, enrollment in full-day kindergarten increased from 184,000 to 262,000 students. The expense increase over this period is also due to child care expansion — between 2013–14 and 2017–18 the number of licensed child care spaces increased from about 318,000 spaces to over 427,000 spaces.

●

Children’s and social services sector expense increased from $14.0 billion in 2013–14 to $16.7 billion in 2017–18, or on average by 4.5 per cent per year. The increase primarily reflects social assistance rate increases and investments in developmental services, the Ontario Autism Program and Ontario Child Benefit.

Financial Statement Discussion and Analysis, 2017–2018	21

●

Postsecondary and training sector expense increased from $9.6 billion in 2013–14 to $11.1 billion in
2017–18, or on average by 3.8 per cent per year. The increase is mainly due to growth in student financial assistance programs and continued funding to support postsecondary institutions, including funding to support capital projects. More students from underrepresented groups are accessing OSAP assistance including:

●	252,000 low-income students, a 19 per cent increase since 2016–17;

●	7,800 Indigenous students, a 34 per cent increase since 2016–17;

●	188,000 mature students, a 31 per cent increase since 2016–17; and

●	14,000 sole support parents, a 17 per cent increase since 2016–17.

●

Justice sector expense increased from $4.2 billion in 2013–14 to $4.8 billion in 2017–18, or on average by 3.8 per cent per year. The increase is mainly due to transformation in the corrections system, continuing provincial upload of court security costs from municipalities, compensation in the Ontario Provincial Police and correctional services programs, and improved access to legal aid for low-income Ontarians. These investments have helped to improve conditions of confinement in correctional facilities, support the rehabilitation of inmates and their reintegration back into communities, and expand access to legal aid services for about 700,000 low-income Ontarians.

●

Other programs expense increased from $18.0 billion in 2013–14 to $23.5 billion in 2017–18. This increase is mainly due to higher pension expense as a result of increased valuation allowance against investment gains on growing net pension assets and investments in transit and highways, including time-limited federal infrastructure funding for municipal transit projects. The increase in 2017–18 was also partially due to the plan implemented to reduce electricity prices, resulting in $3.0 billion in expenses recognized in 2017–18.

22	Financial Statement Discussion and Analysis, 2017–2018

Interest on Debt

Interest on debt expense was $343 million below plan in 2017–18, mainly as a result of a fiscally neutral reporting change along with marginally lower-than-forecast interest rates and cost effective borrowing and debt management.

Interest expense grew from $11.7 billion in 2016–17 to $11.9 billion in 2017–18 (see Table 2).

Chart 6 shows that although interest costs have grown in absolute terms, they have steadily fallen as a percentage of the Province’s revenues since 2013–14. This is mainly due to historically low interest rates coupled with cost-effective debt management.

Financial Statement Discussion and Analysis, 2017–2018	23

Statement of financial position analysis

Financial assets

Financial Assets ($ Billions)					Table 3
	2017–18 Actual	% of Total	2016–17 Restated Actual[1]	% of Total	Variance Increase (Decrease)
Cash and cash equivalents	15.1	16.2%	16.4	20.2%	(1.3)
Investments	28.8	30.9%	18.0	22.2%	10.8
Accounts receivable	13.5	14.5%	11.2	13.8%	2.3
Loans receivable	12.4	13.3%	11.9	14.6%	0.5
Other assets	1.2	1.3%	1.4	1.7%	(0.2)
Investment in government business enterprises	22.1	23.7%	22.3	27.5%	(0.2)
Total Financial Assets	93.0	100.0%	81.1	100.0%	11.9

[1]   Actual results for 2016–17 reflects changes in accounting treatment for net pension assets of jointly sponsored pension plans and market accounts. Note 19 to the financial statements provides details.

Note: Numbers may not add due to rounding.

Financial assets consist of items such as: cash and cash equivalents and investments that are available to the Province to meet its expenditure needs; accounts and loans receivable, which are amounts it expects to receive from third parties; and other items including investment in GBEs.

The Province’s financial assets increased by $11.9 billion in 2017–18 over the prior year. These increases were attributable to (see Table 3):

●	Investments that were $10.8 billion higher mainly due to the Province building up liquid reserves to address debt maturities in both 2018–19 and 2019–20;

●	Accounts receivable that was $2.3 billion higher, mainly due to increase in tax receivables and Government of Canada receivables at year-end; and

●

Loans receivable that was $0.5 billion higher, mainly due to higher lending to universities for infrastructure projects and a loan issued to OFN Power Holdings LP to purchase common shares of Hydro One.

These increases were offset by:

●	Cash and cash equivalents were $1.3 billion lower as a result of operating, investing, capital and financing activities.

24	Financial Statement Discussion and Analysis, 2017–2018

Chart 7 shows the recent trends in financial assets for the Province.

The five-year trend shows a steady gain in investment in GBEs from 2013–14 to 2014–15, reflecting an increase in net assets reported for these entities. The same upward trend did not continue in 2015–16, the decrease in the past few years is mainly due to the Province’s decreased ownership interest in Hydro One and the sale of Hydro One Brampton Networks Inc. in February 2017.

The level of other financial assets including cash, accounts receivable and investments, tends to be more variable since these assets often reflect specific circumstances at year-end such as pre-borrowing for the following period’s needs.

Tangible capital assets

The government is responsible for a large portfolio of non-financial assets which is almost entirely made up of tangible capital assets.

Tangible capital assets owned by the Province and its consolidated entities represent the largest component of the Province’s infrastructure investments. These assets include those it owns directly, such as provincial highways, as well as the assets of hospitals, school boards, colleges and agencies that are consolidated in its financial statements. The assets of GBEs are reflected in the Province’s statement of financial position as an investment in GBEs under financial assets.

Financial Statement Discussion and Analysis, 2017–2018	25

The reported net book value of Ontario’s tangible capital assets was $113.9 billion in 2017–18, increasing by $6.6 billion over the prior year. Buildings, including hospitals, schools and college facilities, make up the single largest share at $56.4 billion. The total also includes assets under construction, some of which are being built using the Alternative Financing and Procurement (AFP) model, in which the private sector finances the assets during construction. The balance sheet includes assets under construction. The impacts of AFPs on balance sheet liabilities are discussed in “Other long-term financing” on page 29.

Growth in the net book value of capital assets has averaged 5.9 per cent annually over the period between 2013–14 and 2017–18. Most of the growth has been in new and renewed buildings and in transportation infrastructure including provincial highways, bridges and the transit network owned by Metrolinx, an agency of the Province.

See Chart 8 for the recent trends in the net book value of provincial tangible capital assets by sector.

26	Financial Statement Discussion and Analysis, 2017–2018

Infrastructure expenditures

The Province’s infrastructure spending in 2017–18 was $15.4 billion (see Table 4). This included $12.2 billion invested in assets owned by the Province and its consolidated entities as discussed in “Tangible capital assets” on page 25, $3.2 billion provided for capital investment to non-consolidated partners such as universities and municipalities, and other infrastructure expenditures. The total was lower than the $20.3 billion set out in the 2017 Budget largely because of lower-than-forecast construction activity for the period.

Infrastructure expenditures, 2017–18 ($ Billions)			Table 4
Sector	Investment in Capital Assets[1]	Transfers and Other Infrastructure Expenditures[2]	Total Infrastructure Expenditures

Transportation and transit	6.3	1.1	7.4

Health	2.4	0.2	2.6

Education	2.1	0.0	2.2

Postsecondary and training	0.7	0.5	1.2

Other Sectors[3]	0.5	1.4	1.9
Totals[4]	12.2	3.2	15.4
[1] Includes adjustments for the net book value of assets disposed during the year, as well as changes in valuation.
[2] Mainly transfers for capital purposes to municipalities and universities and expenditure for capital repairs.
[3] Includes government administration, natural resources, social, culture and tourism sectors.
[4] Includes third-party investments in consolidated entities such as hospitals, colleges and schools
Note: Numbers may not add due to rounding.

Financial Statement Discussion and Analysis, 2017–2018	27

Liabilities

The Province’s liabilities consist of debt and other financial obligations including accounts payable, unspent funds it received from the federal government and the estimated cost of future payments, including pensions and other employee future benefits liability (see Table 5).

Liabilities ($ Billions)					Table 5
	2017–18 Actual	% of Total	2016–17 Restated Actual[1]	% of Total	Variance Increase (Decrease)
Accounts payable and accrued liabilities	23.4	5.6%	20.0	5.1%	3.4
Debt	348.7	83.6%	333.1	84.3%	15.6
Other long-term financing	14.1	3.4%	13.9	3.5%	0.2
Deferred revenue and capital contributions	12.5	3.0%	11.5	2.9%	1.0
Pensions and other employee future benefits liability	11.5	2.8%	11.9	3.0%	(0.4)
Other liabilities	6.7	1.6%	4.8	1.2%	2.0
Total Liabilities	416.9	100.0%	395.2	100.0%	21.7

[1]   Actual results for 2016–17 reflects changes in accounting treatment for net pension assets of jointly sponsored pension plans and market accounts. Note 19 to the financial statements provides details.

Note: Numbers may not add due to rounding.

Debt

Debt and other long-term financing make up the largest share of liabilities. Debt increased by $15.6 billion in
2017–18 to $348.7 billion at year-end, primarily to finance the operating deficit and investments in infrastructure.

Table 6 summarizes how the Province used its net new financing in 2017–18.

Use of new financing by the Province, 2017–18 ($ Billions)	Table 6
Operating deficit and other transactions[1]	(3.8)

Investment in capital assets owned by the Province and its consolidated organizations, including hospitals, school boards and colleges[2]	12.1

Decrease in the Province’s cash and investments	7.4
15.7

Increase in other long-term financing[3]	(0.2)
Net new financing	15.6
[1] The Province’s operating deficit of $3.7 billion and a net $7.5 billion in changes to assets and liabilities that provided cash for operating purposes. See the Consolidated Statement of Cash Flow.
[2] New investments of $12.4 billion less proceeds of $0.3 billion from the sale of tangible capital assets.
[3] Including net increase in financing of capital projects through AFP. See Note 4 to the Consolidated Financial Statements.
Note: Numbers may not add due to rounding.

The government completed an annual borrowing program of $33.9 billion in 2017–18.

28	Financial Statement Discussion and Analysis, 2017–2018

Other long-term financing

This category includes debt incurred to finance construction of public assets including those procured through the AFP model. All assets that are owned by the Province and its consolidated entities, and the associated financing liabilities, are reflected on the Province’s balance sheet during construction and as the liabilities are incurred. For information on asset investments, refer to “Tangible capital assets” on page 25.

Other types of liabilities

Other types of liabilities include accounts payable, pensions and other employee future benefits, unspent transfers received from the federal government representing deferred revenues, and other liabilities.

Chart 9 shows the recent trends in liabilities for the Province. This trend over the period between 2013–14 and 2017–18 shows public debt rising, mainly to fund capital investments and the annual deficit. There is an upward trend in other long-term financing with the exception of 2016–17, due to a substantial completion payment that year for the Highway 407 Phase 1 project. Other types of liabilities, including accounts payable and deferred revenue, tend to be more variable since they often reflect specific circumstances at year-end such as accrued liabilities for goods and services.

Financial Statement Discussion and Analysis, 2017–2018	29

Risks and risk management

The Province’s financial results and financial reporting are subject to risks and uncertainties over which the government has limited or no control. These include:

●	Actual economic and/or revenue growth that differs from forecast;

●	Significant changes in financial statement items, especially taxation revenues, arising from actual results that differ from accounting estimates;

●	Unforeseen changes in transfer payments from the federal government;

●	Demand for entitlement-based public services or a change in other expense, including pension expense, that reflects actual experience that is significantly different than forecast;

●	Unusual weather patterns, extreme weather events and natural disasters with major financial impacts;

●	Security breaches or other malicious behaviour that could interrupt services, result in loss of information, compromise privacy and/or damage equipment or facilities;

●	The outcomes of legal settlements, arbitration and negotiations, and possible defaults on projects and potential defaults affecting loan and funding guarantees;

●	Financial market conditions, including access to capital markets, currency exchange rates and interest rates, that differ from expectations; and

●	Changes in accounting standards.

Ontario’s revenues rely heavily on the level and pace of economic activity in the province. Ontario manages risks to the revenue forecast by consulting with private sector economists and tracking their economic forecasts to inform the government’s planning assumptions. For prudent fiscal planning, the Ministry of Finance’s real GDP growth projections are slightly below the average private sector forecast.

The Province monitors information flows about revenues on an ongoing basis to assess potential risks to its finances. It also works constantly to enhance information flows for the same purpose. Collaboration with the Canada Revenue Agency, which administers roughly 75 per cent of Ontario’s taxation revenues, is essential to achieving this. As well, Ontario is currently leading a federal, provincial and territorial working group that is exploring ways to enhance corporate income tax revenue forecasting and monitoring.

The possible impacts on tax revenue of actual growth in the economy and other parameters differing from the assumptions used in the Budget is disclosed onpages 233–234 of the 2017 Budget, which is available at: https://www.fin.gov.on.ca/en/budget/ontariobudgets/2017/budget2017.pdf.

30	Financial Statement Discussion and Analysis, 2017–2018

There are also risks arising from other sources of revenue, such as federal transfers and income from GBEs. Because these represent a smaller share of total revenue, the risks they present are generally less material to the revenue forecast and, in any event, are difficult or impossible to predict or quantify. Note 1 to the Consolidated Financial Statements provides additional details on measurement uncertainty.

On the expense side, the fiscal plan includes contingency funds to help mitigate risks. In the 2017 Budget these totalled $615 million: $515 million for operating and $100 million for capital. Funds were used to support initiatives such as:

●	Recognition of liabilities for land claims that are likely to settle and can be reasonably estimated;

●	Support for children entering the Ontario Autism Program;

●	Supporting emergency forest firefighting activities;

●	Providing OSAP aid to eligible college students whose study period was extended past the normal end date due to the strike; and

●	Supporting municipalities and Ontarians impacted by spring 2017 flooding events through the Disaster Recovery Assistance for Ontarians and the Municipal Disaster Recovery Assistance programs.

Provisions for losses that are likely to occur as a result of contingent liabilities such as ongoing litigation and land claims, and that can be reasonably estimated are expensed and reported as liabilities. Note 1 to the Consolidated Financial Statements provides further details.

Note 3 to the Consolidated Financial Statements explains the Province’s risk management strategies which are intended to ensure that exposure to borrowing-related risk is managed in a prudent and cost-effective manner.

Changes in Canadian generally accepted accounting principles (GAAP) for the public sector issued by the Public Sector Accounting Board, can have an impact on the Province’s budgets, estimates and actual results. Treasury Board Secretariat actively monitors proposed changes and provides input to standard setters to support the development of standards that support sound public policy decision-making, transparency and accountability in reporting.

Financial Statement Discussion and Analysis, 2017–2018	31

As required under the Fiscal Transparency and Accountability Act, 2004, a reserve is included in the projected surplus/deficit each year to guard against unforeseen revenue and expense changes that could have a negative impact on the Province’s fiscal performance. The 2017 Budget Plan included a $0.6 billion reserve for 2017–18. Excluding this reserve, the 2017 Budget projected a surplus of $0.6 billion. Because the reserve is a forecast provision and the fiscal results for 2017–18 are now finalized, a reserve is not reflected in the Province’s financial statements. The final deficit for the 2017–18 fiscal year is $3.7 billion, $3.7 billion below the 2017 Budget projection of a balanced plan, which included the reserve.

Accounting discussion

A. Change in accounting for pension assets of jointly sponsored pension plans

The 2017–18 Consolidated Financial Statements reflect a change in accounting for net pension assets of the Province’s jointly sponsored pension plans, as compared to the 2016–17 Consolidated Financial Statements. The change affects the Province’s accounting for both the Ontario Teachers’ Pension Plan (OTPP) and the Ontario Public Service Employees Union Pension Plan (OPSEUPP).

As described in Public Sector Accounting Standards, a net pension asset arises when the government’s total contributions to a plan, including income earned thereon, are greater than the cumulative retirement benefit expense recognized since the start of the plan. Contributions reflect the funding objectives of the plan. The benefit expense reflects the estimated cost of the pensions earned during the year that will be paid out to retirees in the future. Canadian Public Sector Accounting Standards (PSAS) requires the write-down of a net pension asset through recording a valuation allowance when the government is not expected to benefit from the net pension asset.

In July 2018, the government announced the creation of an Independent Financial Commission of Inquiry (Commission) under the Public Inquiries Act, 2009. The mandate of the Commission included a requirement to “perform a retrospective assessment of government accounting practices, including pensions, electricity refinancing and any other matters deemed relevant to inform the finalization of the 2017–18 consolidated financial statements of the Province” (OIC 1005/2018). The Commission reported to the Minister of Finance and the Attorney General on August 30, 2018.

In September 2018, the government accepted the Commission recommendations.

32	Financial Statement Discussion and Analysis, 2017–2018

Accordingly, these financial statements reflect the recognition of a full valuation allowance for both of the jointly sponsored plans, thereby eliminating the net pension assets. The 2016–17 balances have been restated on a basis consistent with the 2017–18 financial statements. A summary of the impact of the 2016–17 restatement is shown in Table 7.

Summary of Restatement of 2016–17 Results ($ Millions)			Table 7
	2016–17 Reported[1]	Restatement	2016–17 Restated
Pension and Other Employee Future Benefits Liability	10,478	1,396	11,874
Net Pension Asset	11,033	(11,033)	-
Net Debt	(301,648)	(12,429)	(314,077)
Accumulated Deficit	(193,510)	(12,429)	(205,939)
Education Expense	26,204	1,364	27,568
General Government and Other Expense	4,323	80	4,403
Annual Deficit	(991)	(1,444)	(2,435)
[1] The comparative figures have been reclassified to conform to 2017 presentation.

B. Market Accounts

For 2016 and 2017, the Independent Electricity System Operator (IESO) recorded the amounts due to the power generators and amounts due from the local distribution companies, among others, in its financial statements, which were collectively referred to as the Market Accounts. In 2017–18, the Province removed these financial assets and obligations from the consolidated financial statements of the Province. This impact on this change to the 2016–17 balances is shown in Table 8. This change has no impact on the net deficit, net debt or accumulated deficit.

Summary of Restatement of 2016–17 Results ($ Millions)			Table 8
	2016–17 Reported	Restatement	2016–17 Restated

Other Liabilities	6,404	(1,652)	4,752

Other Assets	3,036	(1,652)	1,384

C. Presentation of hospitals, school boards and colleges

For comparability and consistency purposes, the 2017 Budget has been reclassified for changes in reporting revenues and expenses for hospitals, school boards and colleges. This change increases the total revenues and expenses of the Province, but has no impact on the annual deficit. The change was made starting with the 2016–17 Public Accounts to fully comply with Public Sector Accounting Standards.

Financial Statement Discussion and Analysis, 2017–2018	33

A summary of the reclassifications to the approved 2017–18 Budget for comparative purposes is provided in Table 9.

Details of Reclassified 2017–18 Budget ($ Billions)			Table 9
	Original 2017–18 Budget	Reclassified items	Reclassified 2017–18 Budget
Revenue

Taxation	100.1	–	100.1

Government of Canada	25.7	0.4	26.1

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	–	7.9	7.9

Income from Investment in Government Business Enterprises	4.9	–	4.9

Other	11.0	–	11.0

Total Revenue	141.7	8.3	150.0

Expense

Health sector	53.8	4.2	58.0

Education sector[1]	26.5	1.0	27.5

Children’s and social services sector	16.9	–	16.8

Postsecondary and training sector	8.4	2.5	11.0

Justice	4.7	–	4.7

Other programs[1]	19.2	–	19.2

Total Program Expense	129.5	7.7	137.2

Interest on debt	11.6	0.6	12.2

Total Expense	141.1	8.3	149.4

Reserve	0.6	–	0.6

Annual Surplus/(Deficit)	–	–	–

[1]  Teachers’ Pension Plan impact is included in Other programs. In the Consolidated Financial Statements, this item appears under the Education sector. Schedule 4 to the financial statements provides details.

Note: Numbers may not add due to rounding.

34	Financial Statement Discussion and Analysis, 2017–2018

Subsequent events

Subsequent to March 31, 2018, the government cancelled programs which will result in estimated savings in future years including approximately $400 million in 2018–19 as compared to the 2018 Budget published in March 2018. The cancelled programs include the following:

Social assistance and Basic Income Pilot wind-down

On July 31, 2018, the Province announced that they will withdraw all funding decisions related to Social Assistance investments announced in the spring 2018 Budget, and scheduled 2018–19 regulations that were to take effect September 1, 2018 under the Ontario Works Act, 1997, and the Ontario Disability Support Program Act, 1997. As part of this reform, the Province will be winding down Ontario’s Basic Income three-year research project.

OHIP+

On June 30, 2018, the Province announced OHIP+ reform, which will no longer provide free prescriptions to those with private health coverage, at a date to be determined. The financial impact of this cancellation compared to the 2018 Budget published in March 2018 is still being assessed.

In addition, the government cancelled programs which will result in additional estimated net costs of $1.1 billion for 2018–19, compared to the 2018 Budget released in March 2018. The cancelled programs include the following:

Cap and Trade System wind-down

On July 3, 2018, Ontario Reg. 386/18 came into effect, ending the Cap and Trade Program established under the Climate Change Mitigation and Low-carbon Economy Act, 2016, resulting in the cancellation of the remaining auctions in fiscal 2018–19.

Renewable energy contracts

In July 2018, pursuant to a Directive from the Minister of Energy, Northern Development and Mines, the Independent Electricity System Operator (IESO) commenced the wind down of 758 renewable energy contracts. In addition, in July 2018, the White Pines Wind Project Termination Act, 2018, received Royal Assent, terminating the contract for the White Pines Wind Project.

Financial Statement Discussion and Analysis, 2017–2018	35

Key Financial Ratios

The use of key measures of financial position helps readers of the Annual Report assess the financial position of the Province. Through the levels and trends of these measures, readers are able to gauge the impacts of economic and other events on the Province’s finances. The ratio and the level of each, over the past five years are outlined in Table 10.

Key Financial Ratios						Table 10
as at the end of the fiscal period
		2013–14	2014–15	2015–16	2016–17	2017–18
	Net Debt-to-GDP (%)	39.7%	40.6%	40.2%	39.5%	39.0%
Sustainability	Net Debt to Total Revenue (%)	224.6%	233.5%	225.0%	223.2%	215.0%
	Net Debt per Capita ($)	$ 20,246	$ 21,425	$ 22,017	$ 22,237	$ 22,529
Flexibility	Debt Charges to Total Revenue (%)	9.1%	8.9%	8.5%	8.3%	7.9%
	Own-Source Revenue to GDP (%)	14.4%	14.4%	14.8%	14.6%	15.1%
Vulnerability	Federal Transfers to Total Revenue (%)	18.4%	17.4%	17.0%	17.4%	16.5%
	Foreign Currency Debt to Total Debt (%)	22.9%	20.9%	18.8%	16.7%	17.3%
	Unhedged Foreign Currency Debt (%)	0.5%	0.3%	0.3%	0.2%	0.2%

Notes: 1) Actual results for 2013–14 to 2015–16 used for calculation have been restated to reflect the presentation change for hospitals, school boards and colleges, to classify third-party revenue with government revenue.

2) Actual results for 2013–14 to 2016–17 also reflects a change in accounting treatment for net pension assets of jointly sponsored pension plans.

3) Net debt was restated to reflect prepaid expenses and inventory supplies being reclassified as non-financial assets, as opposed to financial assets in prior years.

Measures of sustainability

Net debt provides a measure of the future government revenues that will be required to pay for the government’s past transactions. Net debt as a percentage of the Province’s GDP shows the financial demands on the economy resulting from the government’s spending and taxation policies. A lower ratio of net debt-to-GDP indicates higher sustainability.

The Province’s net debt-to-GDP ratio was 39.0 per cent at the end of fiscal year 2017–18. The Province has restated its results for the change in the Province’s accounting treatment for net pension assets of jointly sponsored pension plans. This adjustment impacts net debt and related ratios. Restated, net-debt-to-GDP has remained within a narrow range over the 2013–14 to 2016–17 period, between 39.5 per cent and 40.6 per cent, and dropping this year to 39.0 per cent.

The ratio of net debt to total revenue is another measure of sustainability, since net debt reflects the future revenue that is required to pay for past transactions and events. A lower net debt to revenue ratio indicates higher sustainability. From its peak in 2014–15 at 233.5 per cent, the ratio has declined by 2017–18 to 215.0 per cent, primarily due to revenue rising faster than net debt.

36	Financial Statement Discussion and Analysis, 2017–2018

Measures of flexibility

The ratio of interest on debt to total revenue shows the share of provincial revenue that is being used to pay borrowing costs and thus is not available for programs. A lower ratio indicates that a government has more flexibility to direct its revenues to programs. The ratio has fallen for Ontario over the past five years, from a high of 9.1 per cent in 2013–14 to the current level of 7.9 per cent. Lower interest rates, as well as the Province’s strategy of extending the term of its borrowing program and locking in historically low interest rates for a longer period has also contributed to lower interest costs. This strategy has extended the weighted average term to maturity of provincially issued debt from approximately eight years in 2009–10 to 12 years in 2017–18.

Own-source revenue as a share of the provincial GDP shows the extent to which the government is leveraging funds from the provincial economy collected through taxation, user fees and other revenue sources it controls. Too high a taxation burden makes a jurisdiction uncompetitive, so increases in the ratio can reduce future revenue flexibility. Ontario’s ratio was stable between 2013–14 and 2017–18.

Measures of vulnerability

Transfers from the federal government as a percentage of total revenue are an indicator of the degree to which the Province relies on the federal government for revenue. A very high ratio shows that a provincial government is very reliant on federal transfers, a source of revenue over which it has limited or no control, and is therefore vulnerable to shifts in federal policy on transfers. Ontario’s highest share of revenue from federal transfers in the past five years was 18.4 per cent in 2013–14. The lowest was 16.5 per cent in 2017–18. The gradual decline over this period largely reflects lower Equalization entitlements as well as a lower rate of growth in the Canada Health Transfer in 2017–18.

Foreign currency debt to total debt is a measure of vulnerability to changes in foreign currency exchange rates. Accessing borrowing opportunities in foreign currencies allows Ontario to diversify its investor base and take advantage of lower borrowing costs. It also ensures that the Province will continue to have access to capital in the event that domestic market conditions become more challenging. Ontario manages foreign currency risk by hedging its exposure to Canadian dollars through the use of financial instruments. Effective hedging has allowed the Province to consistently limit its exposure to foreign currency fluctuations to 0.5 per cent of debt issued for provincial purposes in 2013–14, declining to 0.2 per cent in 2017–18.

Financial Statement Discussion and Analysis, 2017–2018	37

Fiscal Management

Commission findings

The Independent Financial Commission of Inquiry was established on July 17, 2018. The Commission had a mandate to assess and advise on past accounting practices and the budgetary position of the Province relative to the one presented in the 2018 Budget. The final report of the Commission was delivered to the Attorney General and Minister of Finance on August 30, 2018. The Public Accounts of Ontario 2017–2018 are informed by the Commission’s recommendations.

Multi-year business planning

The government is taking action to strategically drive change and embed a focus on fiscal responsibility. Through sound financial business planning, the government is exploring innovative ways to deliver sustainable programs and services that matter to the people of Ontario. As part of this effort, the government has competitively procured an external consultant to conduct a line-by-line review of government’s historical spending over the past 15 years. The results of the line-by-line review will be used to make government more efficient and effective, and ensure all government spending is delivering promised results for the people of Ontario. Going forward, the government will carefully review provincial programs to deliver the best possible results at the lowest cost. Evidence-based decision-making supports the use of limited public resources to improve outcomes and ensure the long-term sustainability of provincial programs and services that will meet the needs of Ontarians.

Managing compensation

The 2018 Budget stated that the government’s approach to managing compensation will recognize the need to maintain a stable, flexible and high-performing public-sector workforce that supports the government’s transformational priorities, and at the same time ensures that public services remain sustainable.

Provincial public-sector wage increases continue to track below those in the private and municipal public sectors.

Average Annual Negotiated Wage Increase in Ontario Per Cent Increase	Table 11
Sectors	January 1, 2017 to December 31, 2017
Private Sector	2.1

Public Sector (Federal)	1.4

Public Sector (Municipal)	2.0

Public Sector (Provincial)	1.9
Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Labour.

38	Financial Statement Discussion and Analysis, 2017–2018

Managing interest on debt

The interest on debt expense of $11.9 billion reported for 2017–18 was an improvement of $0.3 billion over the 2017 Budget. Through a combination of lower-than-forecast deficits and borrowing requirements, lower-than-forecast interest rates and cost-effective debt management, interest on debt has consistently come in below plan in each year since the 2010 Budget.

Financial Statement Discussion and Analysis, 2017–2018	39

Non-Financial Activities

This section discusses key non-financial results of major sectors. The purpose is to provide readers of the Annual Report with highlights of government spending and activities in these sectors.

Health care

The government acts as a steward of the health care sector, providing overall direction and leadership for the system, including planning and resource management. However, it is less involved in the direct delivery of health care.

Results reported in 2017–18 included:

●

Restructuring of the health care system to make Local Health Integration Networks (LHIN) responsible for managing and coordinating services provided by the former Community Care Access Centres (e.g., nursing, personal support and therapy services; placements to long-term care homes, adult day programs or supportive housing).

●	Expanded the Ontario Drug Benefit program to include OHIP+, under which all provincially-insured children and youth under the age of 25 receive prescription drug coverage for eligible medications.

●	Addition of 2,000 beds and spaces, which includes 1,200 in hospitals, to improve access to care for patients and families and reduce wait times in hospitals, at home and in the community.

●	Critical repairs and upgrades made to 131 hospitals across the province including upgrades or replacements to roofs, windows, heating and air condition systems, fire alarms and back-up generators.

●

Launched a new online tool to help people find wait times information for surgeries and procedures at hospitals across the province and expanded digital tools available for patients (e.g., Ontario.ca/health, eReferral system in Waterloo-Wellington region, OHIP+ Online Prescription Search Tool).

●	Provided home and community care health services to approximately 670,000 clients and their families.

●

Provided treatment support to an additional 100,000 people with anxiety and depression by increasing access to publicly funded structured psychotherapy in primary care settings, mental health and addictions community agencies.

40	Financial Statement Discussion and Analysis, 2017–2018

Education

Ontario’s publicly funded early years and education system is focused on supporting the province’s children and students.

Results reported in 2017–18 included:

●

For the 2017–18 school year, approximately two million students were enrolled in elementary and secondary education through Ontario’s publicly funded education system. This is similar to 2016–17 enrollment.

●

Over 262,000 junior and senior kindergarten students enrolled in full-day kindergarten in approximately 3,500 schools across the province. This is slightly higher than the 261,462 students enrolled in full-day kindergarten in 2016–17.

●	Access to broadband internet for more than 70,500 students in 181 schools across the province.

●

427,032 licensed child care spaces for children ages 0 to 12, up from 406,395 spaces in 2016–17. Approximately 83  per cent of elementary schools offer before and after school programs for children aged 4 to 12.

Postsecondary and training

Postsecondary and training helps prepare people with the knowledge and skills required for the modern workforce. Ontario’s economic prosperity and competitive advantage are increasingly dependent on a highly skilled, diverse and adaptive workforce.

Results reported in 2017–18 included:

●	A 68 per cent postsecondary attainment rate, consistent with the attainment rate reported in 2016–17.

●	Over 400,000 students qualified for awards under OSAP, a 16 per cent increase since 2016–17.

●	Supported training for over 71,000 apprentices, up from 68,510 apprentices in 2016–17.

●	Employment, training and labour market programs and services were provided to more than one million Ontarians through Employment Ontario.

Financial Statement Discussion and Analysis, 2017–2018	41

Children’s and social

The government supports a large and diverse population that comprises people most likely to experience, or be at risk of experiencing, social and economic exclusion and ensures every child and young person in Ontario has access to supports to make positive choices, achieve their potential and seamlessly transition to adulthood.

Results reported in 2017–18 included:

●

Provided direct funding to an additional 1,000 adults with developmental disabilities through the Passport program, building upon the 21,000 new individuals and families who received direct funding (13,000 adults through Passport and 8,000 children and their families through the Special Services at Home program).

●

Completed the rollout of the $50 million Local Poverty Reduction Fund. Since its launch in 2015, the Fund has supported 119 projects across 48 communities to evaluate new and innovative ways to reduce poverty.

●	Increased food access for children and youth in 63 First Nations across 120 program sites since 2016, through investments to the First Nations Student Nutrition Program.

●	Continued violence prevention and resilience programs for 37,500 youth through the Enhanced Youth Action Plan that was fully implemented in 2016–17.

●	Construction of three new ErinoakKids Centre for Treatment and Development facilities in Mississauga, Oakville and Brampton to consolidate 10 existing spaces into three modern buildings.

Justice

The justice sector supports access to justice, ensures legality in government and administers the justice, public safety, policing and correctional systems to ensure that Ontario’s diverse communities are supported and protected.

Results reported in 2017–18 included:

●

Appointed 13 more judges to the Ontario Court of Justice, hired 32 assistant Crown attorneys, provided funding for Legal Aid Ontario to hire 14 of 16 duty counsel, and hired 25 of 26 new court staff positions to support reducing time-to-trial through more pre-trial case management and to improve the bail system.

●	Provincewide expansion and enhancement of the province’s Bail Verification and Supervision Program to serve more vulnerable and low-risk accused pending trial.

42	Financial Statement Discussion and Analysis, 2017–2018

●

Established a new bail bed program to provide accommodation and community-based 24-hour supervision for high-needs individuals who may otherwise be held in custody pending resolution of their criminal matters. The program is operating in four locations with 62 beds available in total.

●

Invested in 23 local crime prevention, community safety and well-being initiatives to support collaboration between police services and community partners. Some examples of the initiatives included the use of a mobile application by police officers to communicate with local hospitals and share information when assisting a person experiencing a mental health crisis, and engaging local residents in leadership training to develop and deliver long-term social and recreational activities. From 2010 to 2017, Ontario has allocated more than $18.6 million in funding through the Proceeds of Crime Front-Line Policing Grant in support of 210 community safety projects across the province.

●

Updated the Provincial Nuclear Emergency Response Plan (PNERP) Master Plan to increase alignment with national and international standards, enhance emergency planning, and to incorporate lessons learned from recent international emergencies and best practices from leading experts.

Condition of provincial tangible capital assets

Infrastructure investments should be made using an evidence based approach including a focus on asset management which will ensure the delivery of high quality public services while managing the cost of these services.

●	Each ministry that owns or operates infrastructure is required to prepare and update an asset management plan that outlines how it will properly maintain its assets as part of the budgeting process.

●

The Province compiled its first asset inventory in 2016 as a key step in managing provincial assets more effectively. The asset inventory is the foundation for informing infrastructure planning, and in particular for advising on appropriate funding allocations between infrastructure expansion and renewal needs. The inventory currently contains information such as the location, age, condition and value of over 10,000 tangible capital assets including buildings and the entirety of the province’s bridges and road network. This covers the majority of the infrastructure assets owned or consolidated (i.e., certain broader public sector organizations) by the Province. The asset inventory is updated annually and the plan is to include additional asset classes and more information that is comparable across sectors along with establishing a baseline to measure change over time.

●

The Province uses the inventory to track, monitor and report on the physical condition of assets. For example, the inventory contains indicators such as Facility Condition Indexes (FCIs), Bridge Condition Indexes (BCIs) and Pavement Condition Indexes (PCIs), which help to inform the state of infrastructure asset and where repair and renewal needs are greatest.

Financial Statement Discussion and Analysis, 2017–2018	43

●

Moving forward, the Province is looking to improve infrastructure asset data management to include other relevant data such as demographics, population projections, service demand, service capacity, and utilization into the infrastructure planning process. This integrated data will provide a base to support evidence-based infrastructure planning decisions that help ensure that infrastructure investments provide value for money and are made at the right time and the right place.

44	Financial Statement Discussion and Analysis, 2017–2018

Transparency and Accountability

Ontario continues to take steps to enhance government transparency and fiscal accountability in financial reporting.

Recent developments in public sector accounting standards

The Province’s financial reports are prepared in accordance with the accounting principles for governments issued by the Public Sector Accounting Board (PSAB) of the Chartered Professional Accountants of Canada (CPA Canada).

PSAB’s project on the concepts underlying financial performance remains a work in progress. Ontario, along with other senior Canadian governments, continues to monitor the work of the project’s task force and to provide input to support high-quality Canadian public sector accounting standards.

As described in Note 1 to the Consolidated Financial Statements, future changes in both public sector and private sector accounting standards may affect how assets, liabilities, revenues and expenses are reported in the Province’s consolidated financial reports. Other current projects that are being closely monitored by Ontario include PSAB’s review of its employment benefits standard which includes accounting for pensions as well as accounting for financial instruments, foreign currency translation, asset retirement obligations, revenue reporting and public-private partnerships.

The C.D. Howe Institute Fiscal Accountability Report

Each year the C.D. Howe Institute, an independent research organization supporting economically sound public policies, produces a report on its assessment of the fiscal planning and reporting practices of senior Canadian governments.

The Institute observes that financial reports are a vital tool for understanding governments’ financial plans and activities. In this regard, consistency and comparability of planned and actual results in the Budget, estimates, and summary financial statements of the Province are essential to allow users to compare performance against the Budget Plan and to understand longer-term trends.

The most recent report assesses the quality of financial information released by senior Canadian governments and their success or failure in achieving their budgetary goals over the past 15 years.

The 2018 Report rates Ontario lower as compared to previous years largely due to a qualified audit opinion in
2015–16 and 2016–17.

Financial Statement Discussion and Analysis, 2017–2018	45

46	Financial Statement Discussion and Analysis, 2017–2018

CONSOLIDATED

FINANCIAL STATEMENTS

Consolidated Financial Statements, 2017–2018	47

48	Consolidated Financial Statements, 2017–2018

Office of the Auditor General of Ontario

Bureau de la vérificatrice générale de l’Ontario

INDEPENDENT AUDITOR’S REPORT

To the Legislative Assembly of the Province of Ontario

I have audited the accompanying consolidated financial statements of the Province of Ontario, which comprise the consolidated statement of financial position as at March 31, 2018, and the consolidated statements of operations, change in net debt, change in accumulated deficit and cash flow for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

The Government of Ontario (Government) is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian public sector accounting standards, and for such internal control as Government determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on my audit. I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Government, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Province of Ontario as at March 31, 2018, and the consolidated results of its operations, change in its net debt, change in its accumulated deficit and its cash flows for the year then ended in accordance with Canadian public sector accounting standards.

Original signed by
Toronto, Ontario	Bonnie Lysyk, MBA, FCPA, FCA, LPA
September 12, 2018	Auditor General

Consolidated Financial Statements, 2017–2018	49

50	Consolidated Financial Statements, 2017–2018

Province of Ontario Consolidated Statement of Operations

($ Millions)	2017–18 Budget[1]	2017–18 Actual	2016–17 Restated (See Note 19)

Revenue (Schedules 1 and 2)

Personal Income Tax	35,032	32,900	30,671

Sales Tax	26,011	25,925	24,750

Corporations Tax	13,817	15,612	14,872

Employer Health Tax	6,117	6,205	5,908

Education Property Tax	6,002	5,883	5,868

Ontario Health Premium	3,789	3,672	3,575

Gasoline and Fuel Taxes	3,409	3,461	3,368

Other Taxes	5,920	6,065	5,334

Total Taxation	100,097	99,723	94,346

Transfers from Government of Canada	26,080	24,860	24,544

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	7,975	8,309	7,957

Income from Investment in Government Business Enterprises (Schedule 9 and Note 11)	4,888	6,152	5,567

Other	10,979	11,550	8,320

	150,019	150,594	140,734

Expense (Schedules 3 and 4)

Health	57,933	58,922	55,969

Education[2]	27,007	28,959	27,568

Children’s and Social Services	16,835	16,704	16,071

Environment, Resources and Economic Development	16,161	17,588	12,700

Interest on Debt	12,246	11,903	11,709

Postsecondary and Training	10,933	11,122	10,131

Justice	4,714	4,827	4,618

General Government and Other	3,590	4,241	4,403

	149,419	154,266	143,169

Reserve	600	–	–

Annual Deficit	–	(3,672)	(2,435)

[1]  Amounts reported as “Plan” in 2017 Budget, reclassified for changes in reporting revenues and expenses for hospitals, school boards and colleges (Note 19).

[2]  Teachers’ Pension Plan expense is included in Education (Schedule 4).

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2017–2018	51

Province of Ontario Consolidated Statement of Financial Position

As at March 31 ($ Millions)	2018	2017 (Restated — See Note 19)

Liabilities

Accounts Payable and Accrued Liabilities (Schedule 5)	23,352	19,991

Debt (Note 2)	348,660	333,102

Other Long-Term Financing (Note 4)	14,133	13,917

Deferred Revenue and Capital Contributions (Note 5)	12,503	11,538

Pension and Other Employee Future Benefits (Note 6)	11,519	11,874

Other Liabilities (Note 7)	6,709	4,752

	416,876	395,174

Financial Assets

Cash and Cash Equivalents	15,063	16,401

Investments (Note 8)	28,781	17,983

Accounts Receivable (Schedule 6)	13,519	11,192

Loans Receivable (Schedule 7)	12,382	11,868

Other Assets	1,233	1,384

Investment in Government Business Enterprises (Schedule 9)	22,064	22,269

	93,042	81,097

Net Debt	(323,834)	(314,077)

Non-Financial Assets

Tangible Capital Assets (Note 9)	113,872	107,288

Prepaid Expenses and Other Non-Financial Assets	939	850

	114,811	108,138

Accumulated Deficit	(209,023)	(205,939)
Contingent Liabilities (Note 13) and Contractual Obligations, Contingent Assets, Contractual Rights (Note 14). See accompanying Notes and Schedules to the Consolidated Financial Statements.

52	Consolidated Financial Statements, 2017–2018

Province of Ontario Consolidated Statement of Change in Net Debt

For the year ended March 31 ($ Millions)	2017–18 Budget	2017–18 Actual	2016–17 (Restated — See Note 19)

Annual Deficit	–	(3,672)	(2,435)

Acquisition of Tangible Capital Assets (Note 9)	(15,566)	(12,364)	(10,045)

Amortization of Tangible Capital Assets (Note 9)	5,561	5,583	5,215

Proceeds on Sale of Tangible Capital Assets	–	268	151

Gain on Sale of Tangible Capital Assets	–	(71)	(73)

Increase in Prepaid Expenses and Other Non-Financial Assets	–	(89)	(43)

	(10,005)	(6,673)	(4,795)

Decrease in Accumulated Other Comprehensive Loss (Schedule 9)	–	17	114

Equity Impact–IFRS Adjustment for Ontario Power Generation’s Pension and Other Employee Future Benefits Liabilities (Schedule 9)	–	136	–

Increase in Fair Value of Ontario Nuclear Funds (Note 10)	–	435	1,094

Increase in Net Debt	(10,005)	(9,757)	(6,022)

Net Debt at Beginning of Year	(301,916)	(314,077)	(308,055)

Net Debt at End of Year	(311,921)	(323,834)	(314,077)

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Province of Ontario Consolidated Statement of Change in Accumulated Deficit

For the year ended March 31 ($ Millions)		2018	2017 (Restated — See Note 19)

Accumulated Deficit at Beginning of Year		(205,939)	(204,712)

Annual Deficit		(3,672)	(2,435)

Increase in Fair Value of Ontario Nuclear Funds (Note 10)		435	1,094

Equity Impact–IFRS Adjustment for Ontario Power Generation’s Pension and Other Employee Future Benefits Liabilities (Schedule 9)		136	–

Decrease in Accumulated Other Comprehensive Loss from GBEs (Schedule 9)		17	114

Accumulated Deficit at End of Year		(209,023)	(205,939)

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2017–2018	53

Province of Ontario Consolidated Statement of Cash Flow

For the year ended March 31 ($ Millions)	2018	2017 (Restated — See Note 19)

Operating Transactions

Annual Deficit	(3,672)	(2,435)

Non-Cash Items

Amortization of Tangible Capital Assets (Note 9)	5,583	5,215

(Gain)/Loss on Sale of Tangible Capital Assets	(71)	(73)

Gain on Sale of Brampton Distribution Holdco Inc. (Note 12)	–	(109)

Gain on Sale of Shares of Hydro One Limited (Note 11)	(791)	(538)

Income from Investment in Government Business Enterprises (Schedule 9)	(6,152)	(5,567)

Cash Items

Increase in Accounts Receivable (Schedule 6)	(2,327)	(133)

Increase in Loans Receivable (Schedule 7)	(255)	(323)

Increase in Accounts Payable and Accrued Liabilities (Schedule 5)	3,361	664

Decrease in Liability for Pension and Other Employee Future Benefits (Note 6)	(355)	(1,167)

Increase/(Decrease) in Other Liabilities (Note 7)	1,957	(187)

Increase in Deferred Revenue and Capital Contributions (Note 5)	942	759

Remittances from Investment in Government Business Enterprises	5,488	5,105

Increase in Prepaid Expenses and Other Non-Financial Assets	(89)	(43)

Decrease/(Increase) in Other Assets	151	(120)

Cash Provided by Operating Transactions	3,770	1,048

Capital Transactions

Acquisition of Tangible Capital Assets (Note 9)	(12,364)	(10,045)

Proceeds from Sale of Tangible Capital Assets	268	151

Cash Applied to Capital Transactions	(12,096)	(9,894)

Investing Transactions

(Increase)/Decrease in Investments (Note 8)	(10,798)	3,782

Capital Contribution to Ontario Power Generation (Schedule 9)	(721)	–

Net Proceeds from Sale of Brampton Distribution Holdco Inc. (Note 12)	–	545

Net Proceeds from Sale of Shares of Hydro One Limited (Note 11)	2,733	1,859

Cash (Applied to)/Provided by Investing Transactions	(8,786)	6,186

Financing Transactions

Long-Term Debt Issued	33,424	26,591

Long-Term Debt Retired	(17,769)	(21,484)

Net Change in Short-Term Debt	(97)	582

Increase/(Decrease) in Other Long-Term Financing (Note 4)	216	(228)

Cash Provided by Financing Transactions	15,774	5,461

Net (Decrease)/Increase in Cash and Cash Equivalents	(1,338)	2,801

Cash and Cash Equivalents at Beginning of Year	16,401	13,600

Cash and Cash Equivalents at End of Year	15,063	16,401

See accompanying Notes and Schedules to the Consolidated Financial Statements.

54	Consolidated Financial Statements, 2017–2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

(a) Basis of Accounting

The Consolidated Financial Statements are prepared by the Government of Ontario in accordance with the accounting standards for governments recommended by the Public Sector Accounting Board (PSAB).

(b) Reporting Entity

These financial statements report the activities of the Consolidated Revenue Fund combined with those organizations that are controlled by the Province.

Government business enterprises (GBEs), broader public sector (BPS) organizations (i.e., hospitals, school boards and colleges) and other government organizations controlled by the Province are included in these financial statements. Controlled organizations are consolidated if the organizations are reasonably expected to maintain and meet one of the following criteria: i) their revenues, expenses, assets or liabilities are greater than $50 million; or ii) their outside sources of revenue, deficit or surplus are greater than $10 million. In accordance with PSAB, the Province also applies the “benefit versus cost constraint” in determining which organizations should be consolidated in the Province’s financial statements. A listing of consolidated government organizations is provided in Schedule 8. For those organizations that do not meet the PSAB benefit versus cost constraint standard, such as Children’s Aid Societies, government transfer payments to these organizations are included as expenses in these financial statements through the accounts of the ministries responsible for them.

Trusts administered by the Province on behalf of other parties are excluded from the reporting entity, but are disclosed in Note 15.

(c) Principles of Consolidation

Government organizations, including hospitals, school boards and colleges (collectively known as BPS organizations) as well as other government organizations controlled by the Province are consolidated on a line-by-line basis with the assets, liabilities, revenues and expenses of the Province based on the percentage of ownership the government held during the fiscal year. Where appropriate, adjustments are also made to present the accounts of these organizations on a basis consistent with the accounting policies of the Province and to eliminate significant inter-organizational accounts and transactions.

Consolidated Financial Statements, 2017–2018	55

Government business enterprises are defined as those government organizations that: i) are separate legal entities with the power to contract in their own name and that can sue and be sued; ii) have the financial and operating authority to carry on a business; iii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations; and iv) are able to maintain their operations and meet their obligations from revenues generated outside the government reporting entity. The activities of GBEs are recorded in the financial statements based on their results prepared in accordance with International Financial Reporting Standards (IFRS), including IFRS 14, using the modified equity method. Their combined net assets are included in the financial statements as Investment in Government Business Enterprises on the Consolidated Statement of Financial Position, and their net income is shown as a separate item, Income from Investment in Government Business Enterprises (GBEs) on the Consolidated Statement of Operations. Less than wholly owned GBEs (e.g., Hydro One Limited) are reflected using the modified equity method based on the percentage of ownership government held during the fiscal year.

(d) Measurement Uncertainty

The preparation of financial statements requires the Province to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses during the reporting period. Uncertainty in the determination of the amounts at which an item is recognized or disclosed in the financial statements is known as measurement uncertainty.

Measurement uncertainty that is material to these financial statements exists in the valuation of pensions and other employee future benefits obligations; the value of tangible capital assets; the estimation of personal income tax (PIT), corporations tax and Harmonized Sales Tax (HST) revenue accruals; the valuation of the Canada Health Transfer; Canada Social Transfer Equalization Payment entitlements; and the estimation of liabilities for contaminated sites, land claim settlements, and other liabilities.

Pension and other employee future benefits liability of $11.5 billion (2016–17, $11.9 billion), see Note 6, are subject to measurement uncertainty because actual results may differ significantly from the Province’s best long-term estimate of expected results (for example, the difference between actual results and actuarial assumptions regarding return on investment of pension fund assets and health care cost trend rates for retiree benefits may be significant).

The net book value of tangible capital assets of $113.9 billion (2016–17, $107.3 billion), see Note 9, is subject to uncertainty because of differences between estimated useful lives of the assets and their actual useful lives.

Personal income tax revenue estimate of $32.9 billion (2016–17, $30.7 billion), may be subject to subsequent revisions based on information available in the future related to past year tax return processing. Corporations tax revenues of $15.6 billion (2016–17, $14.9 billion), and Harmonized Sales Tax revenues of $25.9 billion (2016–17, $24.8 billion) are also subject to uncertainty for similar reasons.

56	Consolidated Financial Statements, 2017–2018

The estimation of the Canada Health Transfer of $14.4 billion (2016–17, $13.9 billion) and Canada Social Transfer of $5.3 billion (2016–17, $5.1 billion), and Equalization Payments entitlements of $1.4 billion (2016–17, $2.3 billion), see Schedule 1, are subject to uncertainty because of variances between the estimated and actual Ontario share of the Canada-wide personal income and corporations tax base and population.

There is measurement uncertainty surrounding the estimation of liabilities for contaminated sites of $1.8 billion (2016–17, $1.8 billion), see Note 7. The Province may be responsible for cleanup costs that cannot be reasonably estimated due to several factors, including: insufficient information related to the nature and extent of contamination, timing of costs well into the future (e.g., unknown impacts of future technological advancements), the challenges of remote locations and unique contaminations.

There is measurement uncertainty surrounding the estimate of liabilities for contingent liabilities, including estimates for land claim settlements. Estimates for these liabilities are recorded when the contingency is determined to be likely and reasonably estimated however, the actual amount of any settlement may vary from the estimate recorded.

The Province’s investment in Ontario Power Generation (OPG) includes asset retirement obligations for fixed asset removal and nuclear waste management, discounted for the time value of money. These obligations are estimated based on the expected amount and timing of future cash expenditures based on plans for fixed asset removal and nuclear waste management. Such estimates are subject to uncertainty in the nature and extent of cost estimates, the timing of costs being incurred, changes in the discount rate applied to the cash flow estimates, and other unanticipated changes in fixed asset removal and nuclear waste management techniques.

Estimates are based on the best information available at the time of preparation of the financial statements and are reviewed annually to reflect new information as it becomes available. By their very nature, estimates are subject to measurement uncertainty. Therefore, actual results may differ materially from the Province’s estimates.

(e) Significant Accounting Policies

Revenue

Tax revenues are recognized in the period in which the taxable event occurs and when they are authorized by legislation, or the ability to assess and collect the tax has been provided through legislative convention. Reported tax revenues include estimated revenues for the current period, adjustments between the estimated revenues of previous years and actual amounts, and revenues from reassessments relating to prior years. Reported amounts do not include estimates of some unreported taxes or the impact of future reassessments.

Consolidated Financial Statements, 2017–2018	57

Personal income tax revenue for the period is accrued based on an estimate of current year tax assessments (plus late-arriving assessments/reassessments for prior years) prorated from the federal Department of Finance’s Tax Sharing Statements and an estimate for the following tax year based on the First Estimate of Payments.

The Harmonized Sales Tax component of sales tax revenue is collected by the Government of Canada under a Comprehensive Integrated Tax Coordination Agreement and is remitted to the Province net of credits. The remittances are based on the federal Department of Finance’s best estimates, which are subject to periodic updates. The Province recognizes Harmonized Sales Tax revenues based on these federal estimates.

Accrued corporate income tax revenue for the period is based on estimated corporate taxpayers’ taxable income for the year. The estimate is based on an Ontario Ministry of Finance economic model projection which leverages the historical relationship between aggregate taxable income and corporate profits.

PSAB 3510 distinguishes between tax concessions (relief of taxes paid), which are accounted for as revenue offsets, and transfers made through the tax system (financial benefits independent of taxes paid), which are reported as expenses.

Refundable personal and corporate income tax credits constitute transfers made through the tax system that are reclassified as expenses to conform to the PSAB standard. To ensure that the reclassification is fiscally neutral, a corresponding increase is made to personal income tax revenue and corporations tax revenue. Non-refundable personal and corporate income tax credits constitute tax concessions (relief of taxes paid), which are accounted for as revenue offsets by crediting the related tax revenue.

Transfers from the Government of Canada are recognized as revenues in the period during which the transfer is authorized by the federal government and all eligibility criteria are met, except if the stipulations related to federal government funding creates an obligation that meets the definition of a liability. Once a liability is recognized, the transfer is recorded in revenue as the obligations related to these stipulations are met.

Carbon allowance proceeds are recognized as revenue in the period during which the control is transferred to the participant and delivery of the emission allowance occurs (Note 18).

Other revenues are recognized in the fiscal year that the events giving rise to the revenues occur and they are earned. Amounts received prior to the end of the year that will be earned in a subsequent fiscal year are deferred and reported as liabilities (see “Liabilities”).

Expense

Expenses are recognized in the fiscal year that the events giving rise to the expenses occur and resources are consumed.

58	Consolidated Financial Statements, 2017–2018

Transfer payments are recognized in the year that the transfer is authorized and all eligibility criteria have been met by the recipient. Any transfers paid in advance are deemed to have met all eligibility criteria.

Interest on debt includes: i) interest on outstanding debt (including BPS debt) net of interest income on investments and loans; ii) amortization of foreign exchange gains or losses; iii) amortization of debt discounts, premiums and commissions; iv) amortization of deferred hedging gains and losses; and v) debt servicing costs and other costs.

Employee future benefits such as pensions, other retirement benefits and entitlements upon termination are recognized as expenses over the years in which the benefits are earned by employees. These expenses are the government’s share of the current year’s cost of employee benefits, interest on the net benefits’ liability or asset, amortization of actuarial gains or losses, cost/gain on plan amendments and other adjustments.

Other employee future benefits are recognized in the period in which the event that obligates the government occurs or in the period in which the benefits are earned by employees.

The costs of buildings, transportation infrastructure, vehicles, aircraft, leased capital assets, machinery, equipment and information technology infrastructure and systems owned by the Province and its consolidated organizations are amortized and recognized as expenses over their estimated useful lives on a straight-line basis.

Liabilities

Liabilities are recorded to the extent that they represent present obligations of the government to outside parties as a result of events and transactions occurring prior to the end of the fiscal year. The settlement of liabilities will result in the sacrifice of economic benefits in the future.

Liabilities include: obligations to make transfer payments to organizations and individuals; present obligations for environmental costs; probable losses on loan guarantees issued by the government; and contingencies when it is likely that a loss will be realized and the amount can be reasonably determined.

Liabilities also include obligations to GBEs.

Deferred revenue represents unspent externally restricted receipts from the Federal Government or other third parties. Deferred revenues are recorded into revenue in the period in which the amounts received are used for the purposes specified or all external restrictions are satisfied. Deferred capital contributions represent the unamortized amount of contributions received from the Federal Government and other third parties to construct or acquire tangible capital assets. These contributions are recognized as deferred capital contributions and recorded into revenue over the useful life of the tangible capital assets based on the relevant stipulations of the contributions taken together with the actions and communications of the Province.

Consolidated Financial Statements, 2017–2018	59

Alternative Financing and Procurement (AFP) refers to the Province using private-sector partners to procure and finance infrastructure assets. Assets procured via AFP are recognized as tangible capital assets, and the related obligations are recognized as other long-term financing liabilities in these financial statements as the assets are constructed.

Debt

Debt consists of treasury bills, commercial paper, medium- and long-term notes, savings bonds, debentures and loans.

Debt denominated in foreign currencies that has been hedged is recorded at the Canadian dollar equivalent using the rates of exchange established by the terms of the hedge agreements. Other foreign currency-denominated debt is translated to Canadian dollars at year-end rates of exchange and any exchange gains or losses are amortized over the remaining term to maturity.

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives for the purpose of managing risk associated with interest cost. The Province does not use derivatives for speculative purposes. Gains or losses arising from derivative transactions are deferred and amortized over the remaining life of the related debt issue.

Pensions and Other Employee Future Benefits

The liabilities for pensions and other employee future benefits are calculated on an actuarial basis using the government’s best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions, and where applicable, the government’s borrowing rate. When actual plan experience of pensions, other retirement benefits and termination pay differs from that expected, or when assumptions are revised, actuarial gains and losses arise. These gains and losses are amortized over the expected average remaining service life of plan members for each respective plan.

Liabilities for selected employee future benefits (such as pensions, other retirement benefits and termination pay) represent the government’s share of the actuarial present values of employee benefits attributed to services rendered by employees and former employees, less its share of the market-related value of plan assets. The market-related values are determined in a rational and systematic manner so as to recognize market value asset gains and losses over a period of up to five years. In addition, the liability includes the Province’s share of the unamortized balance of actuarial gains or losses.

Assets

Assets are resources controlled by the government from which it has reasonable expectation of deriving future benefit. Assets are recognized in the year the transaction or event gives rise to the government’s control of the benefit.

60	Consolidated Financial Statements, 2017–2018

Financial Assets

Financial assets are resources that can be used to discharge existing liabilities or finance future operations. They include cash and cash equivalents, investments, accounts receivable, loans receivable, net pension assets, advances and investments in GBEs.

Cash and cash equivalents include cash or other short-term, liquid, low-risk instruments that are readily convertible to cash, typically within three months or less.

Investments include temporary investments and portfolio investments. Temporary investments are recorded at the lower of cost or market value. Portfolio investments are recorded at the lower of cost or their estimated net realizable value.

Accounts receivables are recorded at cost. A valuation allowance is recorded when collection of the receivable is considered doubtful.

Loans receivable are initially recorded at cost. A valuation allowance is recorded when collection of the loan receivable, or any part thereof, is considered doubtful.

Loans receivable include loans to GBEs and loans under the student loans program and the advanced manufacturing investment program. Loans receivable with significant concessionary terms are considered in part to be grants, and are recorded on the date of issuance at face value discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan or when the concession is provided. The amount of the loan discount is amortized to revenue over the term of the loan.

Investment in GBEs represents the net assets of GBEs recorded on the modified equity basis as described under Principles of Consolidation.

Tangible Capital Assets

Tangible capital assets are recorded at historical cost less accumulated amortization. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment of tangible capital assets. Cost includes overheads directly attributable to construction and development, as well as interest related to financing during construction. All tangible capital assets, except assets under construction, land and land improvements with an indefinite life are amortized over the estimated useful lives of the assets on a straight-line basis. The useful lives of the Province’s tangible capital assets have been estimated as:

Buildings	20 to 40 years

Dams and Engineering Structures	20 to 80 years

Transportation Infrastructure	10 to 75 years

Machinery and Equipment	3 to 20 years

Information Technology	3 to 15 years

Other	3 to 30 years

Consolidated Financial Statements, 2017–2018	61

Maintenance and repair costs are recognized as an expense when incurred. Betterments or improvements that significantly increase or prolong the service life or capacity of a tangible capital asset are capitalized.

Other Non-Financial Assets

Non-financial assets also include prepaid expenses and inventory of supplies.

Intangible assets, assets with historical or cultural value or works of art, and assets inherited by right of the Crown, such as Crown lands, forests, water and mineral resources, are not recognized in the Consolidated Statement of Financial Position.

(f) Newly Adopted Accounting Standards

The following standards issued by PSAB were effective April 1, 2017:

PS 2200 – Related Party Transaction

This new Section defines related parties and established disclosures required for related party transactions. Disclosure of information about related party transactions and the relationship underlying them is required when they have occurred at a value different from that which would have been arrived at if the parties were unrelated, and they have, or could have, a material financial effect on the financial statements.

PS 3420 – Inter-entity Transactions

PS 3420 provides guidance on how to account for and report transactions between public sector entities that comprise a government’s reporting entity from both a provider and recipient perspective. The main features of the new section deal with the measurement of these transactions. Inter-entity transactions are disclosed in accordance with the requirements of PS 2200 – Related Party Transactions.

PS 3210 – Assets

PS 3210 provides additional guidance on the definition of assets and what is meant by economic resources, control, past transactions or events and from which future economic benefits are expected to be obtained.

PS 3320 – Contingent Assets

This new PSAB standard introduces a definition for possible assets arising from existing conditions or situations involving uncertainty which will ultimately be resolved when one or more future events occur that are not wholly within the government’s control. Disclosure is required under this standard when the occurrence of a confirming future event is considered likely (Note 14c).

PS 3380 – Contractual Rights

This standard requires disclosure of information pertaining to future rights to economic resources arising from contracts or agreements that will result in both an asset and revenue in the future. Such disclosure includes the nature, extent and timing of the contractual rights (Note 14b).

62	Consolidated Financial Statements, 2017–2018

(g) Future Changes in Accounting Standards

PS 3430 – Restructuring Transactions

PSAB has issued a new standard on restructuring transactions. It provides guidance on accounting for, and reporting assets and liabilities transferred in restructuring transactions by both transferors and recipients. This standard is effective in fiscal year 2018–19 or earlier. The Province will follow this guidance for any restructurings completed after April 1, 2018.

PS 3280 – Asset Retirement Obligations

PSAB has issued a new standard on Asset Retirement Obligations. It provides guidance on the accounting and reporting for legal obligations associated with the retirement of tangible capital assets. This standard is effective in fiscal years starting 2021–2022 or earlier. The Province is currently assessing the impact of this standard on its Consolidated Financial Statements.

PS 1201 – Financial Statement Presentation

The new standard replaces PS 1200 – Financial Statement Presentation, and is effective in fiscal year 2021–22. It introduces a statement of remeasurement gains and losses. Requirements in PS 2601 – Foreign Currency Translation and PS 3450 –Financial Instruments can give rise to the presentation of gains and losses as remeasurement gains and losses. This is explained below.

PS 3450 – Financial Instruments and PS 2601 – Foreign Currency Translation

PSAB has introduced new sections on Financial Instruments and Foreign Currency Translation that categorize items to be accounted for at either fair value, cost or amortized cost. Fair value measurement applies to derivatives and portfolio investments in equity instruments that are quoted in an active market. Other financial assets and financial liabilities will generally be measured at cost or amortized cost. Until an item is derecognized (for example, through disposition) any gains and losses arising due to changes in fair value or foreign currency (remeasurements) will be reported in the Statement of Remeasurement Gains and Losses. These standards are due to come into effect on April 1, 2021. However, PSAB is currently investigating narrow scope amendments to these standards and has planned an exposure draft outlining proposed amendments for 2019. These standards are effective in fiscal year 2021–22. Adoption of these standards require the adoption of revised PS 1201 –Financial Statement Presentation and PS 3041 – Portfolio Investments. The Province is currently assessing the impact of this standard on its Consolidated Financial Statements.

PS 3041 – Portfolio Investments

The new standard replaces PS 3040 – Portfolio Investments, with revised guidance on accounting for and presentation and disclosure of portfolio investments. This standard is effective in fiscal year 2021–22 with the adoption of PS 3450, PS 2601 and PS 1201. The Province is currently assessing the impact of this standard on its Consolidated Financial Statements.

Consolidated Financial Statements, 2017–2018	63

2.	Debt

The Province borrows in both domestic and international markets. Debt of $348.7 billion as at March 31, 2018 (2016–17, $333.1 billion) is composed mainly of bonds and debentures issued in the short- and long-term domestic- and international-public capital markets and non-public debt held by certain federal and provincial public sector pension funds. Debt presented in this note comprises Debt Issued for Provincial Purposes of $329.5 billion (2016–17, $312.7 billion) and Ontario Electricity Financial Corporation (OEFC) Debt of $19.2 billion (2016–17, $20.4 billion). The following table presents the maturity schedule of the Province’s outstanding debt, by currency of repayment, expressed in Canadian dollars, and reflects the effects of related derivative contracts. See Note 4 for debt of BPS organizations and obligations under AFP arrangements.

64	Consolidated Financial Statements, 2017–2018

Debt As at March 31 ($ Millions)					2018	2017

Currency	Canadian Dollar	U.S. Dollar	Euro	Other Currencies[1]	Total	Total

Maturing in:

2018	–	–	–	–	–	$39,240

2019	29,722	12,757	–	664	$43,143	21,981

2020	16,041	6,011	4,823	532	27,407	27,503

2021	14,127	8,299	1,652	2,388	26,466	21,848

2022	17,434	5,736	–	–	23,170	20,423

2023	18,014	6,053	–	–	24,067	–

1–5 years	95,338	38,856	6,475	3,584	144,253	130,995

6–10 years	69,680	2,718	7,000	1,015	80,413	80,648

11–15 years	14,327	–	–	539	14,866	15,947

16–20 years	22,804	–	–	–	22,804	17,911

21–25 years	28,331	–	80	–	28,411	37,272

26–50[2] years	57,913	–	–	–	57,913	50,329

Total[3,4]	288,393	41,574	13,555	5,138	$348,660	$333,102

Debt Issued for Provincial Purposes[5]	269,450	41,500	13,555	4,972	329,477	312,680

OEFC Debt	18,943	74	–	166	19,183	20,422

Total	288,393	41,574	13,555	5,138	$348,660	$333,102

Effective Interest Rates (Weighted Average)[6] 2018	3.77%	2.24%	3.47%	2.90%	3.56%	–

2017	3.79%	1.84%	3.48%	3.15%	–	3.54%

[1]  Other currencies comprise the Australian dollar, Japanese yen, Swiss franc and UK pound sterling.

[2]  The longest term to maturity is to June 2, 2062.

[3]  Original foreign currency converted to Canadian dollar equivalent.

[4]  Total foreign currency-denominated debt as at March 31, 2018 was $60.3 billion (2016–17, $55.6 billion). Of that, $59.7 billion or 99.1 per cent (2016–17, $54.8 billion or 98.6 per cent) was fully hedged to Canadian dollars. The remaining 0.9 per cent (2016–17, 1.4 per cent) of foreign debt was unhedged as follows: nil (2016–17, $238 million) Japanese yen-denominated debt and $541 million (2016– 17, $531 million) Swiss franc-denominated debt. Unhedged foreign currency debt as a percentage of total debt was 0.2 per cent (2016–17, 0.2 per cent).

[5]  As at March 31, 2018, debt issued for provincial purposes purchased and held by the Province denominated in Canadian dollars includes long-term debt of $8.2 billion (2016–17, $5.7 billion), and short-term debt of $3.6 billion (2016–17, $3.1 billion).

[6]  The interest rates range from 0% to 15.75% (2016–17, 0% to 18.75%).

Consolidated Financial Statements, 2017–2018	65

Debt As at March 31 ($ Millions)	2018	2017
Debt Payable to/of:

Public Investors	$337,227	$321,442

Canada Pension Plan Investment Board	10,233	10,233

Ontario Immigrant Investor Corporation[1]	353	492

School Board Trust Debt	630	652

Canada Mortgage and Housing Corporation	217	283
Total	$348,660	$333,102
[1] Repayable Provincial Allocations to the Federal government.

Fair value of debt outstanding approximates the amounts at which debt instruments could be exchanged in a current transaction between willing parties. In valuing the Province’s debt, fair value is estimated using discounted cash flows and other valuation techniques and is compared to public market quotations where available. These estimates are affected by the assumptions made concerning discount rates and the amount and timing of future cash flows.

The estimated fair value of debt as at March 31, 2018 was $384.2 billion (2016–17, $373.3 billion). This is higher than the book value of $348.7 billion (2016–17, $333.1 billion) because current interest rates are generally lower than the interest rates at which some of the debt was issued. The fair value of debt does not reflect the effect of related derivative contracts.

School Board Trust Debt

A School Board Trust was created in June 2003 to permanently refinance debt incurred by 55 school boards. The Trust issued 30-year sinking fund debentures amounting to $891 million, and provided $882 million of the proceeds to the 55 school boards in exchange for the irrevocable right to receive future transfer payments from the Province related to this debt. An annual transfer payment is made by the Ministry of Education to the Trust’s sinking fund under the School Board Operating Grant program to retire the debt over 30 years. This debt, recorded net of the sinking fund of $261 million (2016–17, $239 million), is reflected in the Province’s debt.

3.	Risk Management and Derivative Financial Instruments

The Province employs various risk management strategies and operates within strict risk exposure limits to ensure that exposure to financial risk is managed in a prudent and cost-effective manner. A variety of strategies are used, including the use of derivative financial instruments (“derivatives”).

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to hedge interest rate risk and foreign currency risk. The Province elects to use hedge accounting for its foreign currency hedges.

66	Consolidated Financial Statements, 2017–2018

Hedges are created primarily through swaps, which are legal contracts under which the Province agrees with another party to exchange cash flows based on one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more cost-effective characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures and options.

Foreign Currency Risk

Foreign exchange or currency risk is the risk that foreign currency debt principal and interest payments and foreign currency transactions will vary in Canadian dollar terms due to fluctuations in foreign exchange rates. To manage currency risk, the Province uses derivative contracts including forward foreign exchange contracts, futures, options and swaps to convert foreign currency cash flows into Canadian dollar cash flows. Most derivative contracts hedge the underlying debt by matching all the critical terms to achieve effectiveness. The term of forward foreign exchange contracts used for hedging is usually shorter than the term of the underlying debt, however hedge effectiveness is maintained by continuously rolling the forward foreign exchange contract over the remaining term of the underlying debt, or until replaced with a long-term derivative contract.

The current market risk policy allows the amount of unhedged foreign currency debt principal net of foreign currency holdings to reach a maximum of 5 per cent of Total Debt Issued for Provincial Purposes and OEFC. At March 31, 2018, the respective unhedged levels were 0.2 and 0.1 per cent (2016–17, 0.2 and nil per cent). As of March 31, 2018, unhedged debt was limited to debt issued in Swiss francs. A one-Swiss rappen appreciation of the Swiss currency, relative to the Canadian dollar, would result in unhedged debt denominated in Swiss francs increasing by $7.4 million (2016–17, $7.1 million) and a corresponding increase in interest on debt of $0.9 million (2016–17, $2.5 million). Total foreign exchange losses recognized in the Statement of Operations for 2017–18 were $30.7 million (2016–17, losses of $23.2 million).

Interest Rate Risk

Interest on debt expense may also vary as a result of changes in interest rates. In respect of Debt Issued for Provincial Purposes and OEFC debt, the risk is measured as interest rate resetting risk, which is the floating rate exposure plus fixed rate debt maturing within the next 12-month period net of liquid reserves as a percentage of Debt Issued for Provincial Purposes and OEFC debt, respectively.

The current market risk policy limits net interest rate resetting risk for Debt Issued for Provincial Purposes and OEFC debt to a maximum of 35 per cent. At March 31, 2018, the net interest rate resetting risk for Debt Issued for Provincial Purposes and OEFC debt was 10.9 per cent and -17.0 per cent, respectively (2016–17, 11.2 per cent and -3.1 per cent). Based on net floating rate exposure at March 31, 2018, plus planned refinancing of maturing fixed rate debt to March 31, 2019, a one per cent (100 basis point) increase in interest rates would result in an increase in interest on debt of approximately $250 million (2016–17, $300 million).

Consolidated Financial Statements, 2017–2018	67

Liquidity Risk

Liquidity risk is the risk that the Province will not be able to meet its current short-term financial obligations. To reduce liquidity risk the Province maintains liquid reserves — that is, cash and temporary investments (Note 8) adjusted for collateral (Note 13) at levels that are expected to meet future cash requirements and give the Province flexibility in the timing of issuing debt. Pledged assets are considered encumbered for liquidity purposes while collateral held that can be sold or repledged is a source of liquidity. In addition, the Province has short-term note programs as alternative sources of liquidity.

Credit Risk

The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which the Province has an unrealized gain. The table below presents the credit risk associated with the derivative financial instrument portfolio measured through the replacement value of derivative contracts, as at March 31, 2018.

Credit Risk Exposure As at March 31 ($ Millions)	2018	2017

Gross Credit Risk Exposure	$6,003	$7,248

Less: Netting	(3,315)	(4,981)

Net Credit Risk Exposure	2,688	2,267

Less: Collateral Received (Note 13)	(2,200)	(2,141)

Net Credit Risk Exposure (Net of Collateral)	$488	$126

The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high-credit-quality counterparties and regularly monitoring compliance to credit limits. In addition, the Province enters into contractual agreements (“master agreements”) that provide for termination netting and, if applicable, payment netting with most of its counterparties. Gross Credit Risk Exposure represents the loss that the Province would incur if every counterparty to which the Province had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net Credit Risk Exposure is the loss including the mitigating impact of these netting provisions. Net Credit Risk Exposure (Net of Collateral) is the potential loss to the Province further mitigated by the collateral received from counterparties.

Derivative Portfolio Notional Value

The table below presents a maturity schedule of the Province’s derivatives, by type, outstanding as at March 31, 2018, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

68	Consolidated Financial Statements, 2017–2018

Derivative Portfolio Notional Value and Fair Value of Derivatives As at March 31								Notional Value		Fair Value

($ Millions)								2018	2017	2018	2017
Maturity in Fiscal Year	2019	2020	2021	2022	2023	6–10 Years	Over 10 Years	Total	Total	Total	Total
Swaps:

Interest Rate[1]	16,676	16,479	14,148	9,946	10,998	10,131	6,726	85,104	85,185	(1,604)	(2,334)

Cross Currency	7,034	13,248	10,210	1,298	2,262	12,730	80	46,862	40,771	3,577	3,686

Forward Foreign Exchange Contracts	32,493	–	–	–	–	–	–	32,493	30,644	508	107
Total	$56,203	$29,727	$24,358	$11,244	$13,260	$22,861	$6,806	$164,459	156,600	$2,481	$1,459
[1]

Includes $3.6 billion (2016–17, $3.9 billion) of interest rate swaps related to loans receivable held by a consolidated entity and $0.4 billion (2016–17, $0.5 billion) related to short-term investments held by the Province.

4.	Other Long-Term Financing

Other long-term financing comprises the total debt of the BPS organizations and obligations under AFP arrangements.

The following table presents the maturity schedule of other long-term financing, by type of financing.

Other Long-Term Financing of $14.1 billion as at March 31, 2018 (2016–17, $13.9 billion), includes BPS debt of $5.0 billion (2016–17, $5.0 billion), BPS AFP obligations of $5.6 billion (2016–17, $5.6 billion) and other AFP obligations of $3.5 billion (2016–17, $3.3 billion). The following table presents the maturity schedule of other long-term financing by type of financing.

Other Long-Term Financing As at March 31, 2018 ($ Millions)				2018
Type of Financing	BPS Debt	BPS AFP Obligations	Other AFP Obligations	Total
Maturing in:

2018–19	458	1,117	27	1,602

2019–20	382	291	540	1,213

2020–21	473	242	42	757

2021–22	324	121	316	761

2022–23	342	306	68	716

1-5 years	1,979	2,077	993	5,049

Year 6 and thereafter	3,055	3,561	2,468	9,084

Total	5,034	5,638	3,461	14,133

Interest expense on BPS debt of $362 million (2016–17, $339 million) is included in Interest on Debt.

Consolidated Financial Statements, 2017–2018	69

5.	Deferred Revenue and Capital Contributions

In 2010–11 the Province renewed its long-standing business partnership with Teranet Inc. by extending Teranet’s exclusive licences to provide electronic land registration and writs services in Ontario for an additional 50 years. The Province received approximately a $1.0 billion upfront payment for the transaction, which is amortized into revenue over the life of the contract.

The Province provides a two-year vehicle licence plate renewal option and multi-year driver licence renewals (two years for seniors and five years for all others). Amounts received under these multi-year renewals are recognized as revenue over the periods covered by the licences.

Deferred capital contributions represent the unamortized portion of tangible capital assets or liabilities to construct or acquire tangible capital assets from specific-purpose funding received from the Government of Canada, municipalities or third parties. Deferred capital contributions are recorded in revenue over the estimated useful life of the underlying tangible capital asset when the tangible capital asset is placed in service.

Deferred Revenue and Capital Contributions As at March 31 ($ Millions)	2018	2017
Deferred Revenue:

Teranet	$872	$890

Vehicle and Driver Licences	1,126	1,073

Other	2,692	2,321

Total Deferred Revenue	4,690	4,284

Deferred Capital Contributions	7,813	7,254

Total	$12,503	$11,538

70	Consolidated Financial Statements, 2017–2018

6.	Pensions and Other Employee Future Benefits

Pensions and Other Employee Future Benefits Liability (Asset)

As at March 31 ($ Millions)	2018	2017	2018	2017	2018	2017

	Pensions	Pensions (Restated — See Note 19)	Other Employee Future Benefits	Other Employee Future Benefits	Total	Total (Restated — See Note 19)

Obligation for benefits	$133,854	$124,700	$11,022	$10,915	$144,876	$135,615

Less: plan fund assets	(162,600)	(149,851)	(573)	(562)	(163,173)	(150,413)

(Excess)/Deficiency of assets over obligations[1,2]	(28,746)	(25,151)	10,449	10,353	(18,297)	(14,798)

Unamortized actuarial gains	14,707	14,104	215	125	14,922	14,229

Accrued liability (asset)	(14,039)	(11,047)	10,664	10,478	(3,375)	(569)

Valuation allowance[3]	14,894	12,443	–	–	14,894	12,443

Total Liability	$855	$1,396	$10,664	$10,478	$11,519	$11,874

[1]  This amount comprises $30,159 million pertaining to pension plans with excess assets over obligations and $1,413 million pertaining to pension plans with excess obligations over assets (2016–17, $26,733 million pertaining to pension plans with excess assets over obligations and $1,582 million pertaining to pension plans with excess obligations over assets).

[2]  All other employee future benefits have excess obligations over assets.

[3]  The valuation allowance is related to the net pension assets for the Ontario Teachers’ Pension Plan (OTPP), the Ontario Public Service Employees Union Pension Plan (OPSEUPP), the Healthcare of Ontario Pension Plan (HOOPP) and the Colleges of Applied Arts and Technology Pension Plan (CAATPP).

Consolidated Financial Statements, 2017–2018	71

Pensions and Other Employee Future Benefits Expense

For the year ended March 31 ($ Millions)	2018	2018	2018	2017
	Pensions	Other Employee Future Benefits	Total	Total (Restated — See Note 19)
Cost of benefits	$3,777	$1,108	$4,885	$4,339

Amortization of actuarial gains	(1,108)	(16)	(1,124)	(879)

Employee and other employers’ contributions	(322)	–	(322)	(325)

Cost on plan amendment or curtailment	1,472	–	1,472	48

Recognition of unamortized experience gains	(1,472)	–	(1,472)	(51)

Interest (income) expense	(1,558)	208	(1,350)	(1,110)

Valuation allowance[2]	2,449	–	2,449	1,458

Total[1]	$3,238	$1,300	$4,538	$3,480

[1]  Total Pensions and Other Employee Future Benefits Expense is reported in Schedule 3. The Ontario Teachers’ Pension Plan expense of $1,659 million (2016–17, $987 million) is included in the Education expense in the Consolidated Statement of Operations and is disclosed separately in Schedule 4. The pension expense of HOOPP of $561 million (2016–17, $592 million) is included in the Health expense in the Consolidated Statement of Operations. The pension expense of CAATPP of $210 million (2016–17, $208 million) is included in the Postsecondary and Training expense in the Consolidated Statement of Operations. The Public Service and OPSEU Pension expense of $853 million (2016–17, $781 million) and Other Employee Future Benefits — Retirement Benefits expense of $311 million (2016–17, $283 million) are included in the General Government and Other expense in the Consolidated Statement of Operations, and is classified in Employee and Pensioner Benefits in Schedule 4. The remainder of Other Employee Future Benefits expense and Retirement Benefits from BPS organizations is included in the relevant ministries’ expenses in Schedule 4.

[2]  The valuation allowance is related to the net pension assets for OTPP, OPSEUPP, HOOPP and CAATPP.

Pensions

The Province sponsors several pension plans. It is the sole sponsor of the Public Service Pension Plan (PSPP) and a joint sponsor of the Ontario Public Service Employees Union Pension Plan (OPSEUPP) and the Ontario Teachers’ Pension Plan (OTPP). These three plans are contributory defined benefit plans that provide Ontario government employees and elementary and secondary school teachers and administrators with a guaranteed amount of retirement income. Benefits are based primarily on the best five-year average salary of members and their length of service, and are indexed to changes in the Consumer Price Index to provide protection against inflation. Plan members normally contribute 8 to 12 per cent (2016–17, 7 to 11 per cent) of their salaries to these plans. The Province matches these contributions. The obligations for benefits and plan fund assets for OTPP and OPSEUPP exclude those employers not consolidated by the Province. See Note 19 for details of the restatement to the prior year numbers for this issue.

The Province is also responsible for sponsoring the Public Service Supplementary Benefits Plan and the Ontario Teachers’ Retirement Compensation Arrangement. Expenses and liabilities of these plans are included in the Pensions Expense and Pensions Liability reported in the above tables.

72	Consolidated Financial Statements, 2017–2018

In addition to the Provincially sponsored plans, pension benefits for employees in the hospital and colleges sectors are provided by the Healthcare of Ontario Pension Plan (HOOPP) and the Colleges of Applied Arts and Technology Pension Plan (CAATPP) respectively, and are included in these financial statements.

HOOPP is a multi-employer pension plan covering employees of Ontario’s health care community. CAATPP is a multi-employer pension plan covering employees of the Colleges of Applied Arts and Technology in Ontario, the Ontario College Application Services and the Ontario College Library Services. Both of these plans are accounted for as multi-employer defined benefit plans that provide eligible members with a retirement income based on a formula that takes into account a member’s earnings history and length of service in the plan. The plans are financed by contributions from participating members and employers and by investment earnings. The province records a percentage of the net obligations of HOOPP and CAATPP based on the ratio of employer to employee contributions. The Province includes 48.8 per cent of the net obligation of HOOPP and 50 per cent of the net obligation of CAATPP.

The Province does not have unilateral control over the decisions regarding contribution levels or benefit changes for either the HOOPP or CAATPP multi-employer plans as the Province is not a member of the committees responsible for these decisions. Therefore, a valuation allowance is recorded to write down the net asset position in these plans, if any.

In September 2017, HOOPP amended the plan for benefit improvements. These improvements include an increase to lifetime pension from 1.5 per cent to 1.75 per cent of average earnings up to the average year’s maximum pensionable earnings (YMPE) for services prior to January 1, 2018. Post January 1, 2018, service benefits will be based on the average YMPE for the last five years of service instead of the average of the last three years. In addition, improvements have been made to post-retirement survivor benefits. The government’s share of the past service cost of these amendments of $1.5 billion is included in the 2017–18 pension expense estimate, fully offset by recognition of unamortized experience gains.

The obligation for benefits and plan fund assets of the above plans is based on actuarial accounting valuations that are performed annually. Funding of these plans is based on statutory actuarial funding valuations undertaken at least once every three years.

Consolidated Financial Statements, 2017–2018	73

Information on contributory defined benefit plans is as follows:

	OTPP	PSPP	OPSEU	HOOPP	CAATPP

Government’s Best Estimates as of December 31, 2017

Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%

Salary escalation rate	2.50%	2.50%	2.50%	3.75%	3.00%

Discount rate and expected rate of return on pension assets	6.00%	5.75%	5.75%	5.75%	5.75%

Actual return on pension assets	9.70%	10.80%	9.50%	10.88%	15.80%

Accounting Actuarial Valuation as of December 31, 2017

Market value of pension fund assets[1] ($ millions)	92,050	26,481	9,614	37,922	5,415

Market-related value of assets[1] ($ millions)	87,594	25,391	9,292	35,384	4,939

Employer contributions[2] ($ millions)	1,666	444	241	1,063	210

Employee contributions[3] ($ millions)	1,634	348	250	868	213

Benefit payments[1] (including transfers to other plans) ($ millions)	2,907	1,323	475	1,129	228

Number of active members (approximately)	184,000	44,000	45,000	216,000	29,000

Average age of active members	43.0	45.0	44.9	44.2	47.9

Expected remaining service life of the employees (years)	15.2	11.0	12.3	13.1	13.0

Number of pensioners including survivors (approximately)	139,000	38,000	37,000	100,000	16,000

Government’s Best Estimates as of December 31, 2016

Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%

Salary escalation rate	2.75%	2.75%	2.75%	4.00%	3.25%

Discount rate and expected rate of return on pension assets	6.00%	5.75%	5.90%	5.75%	5.75%

Actual return on pension assets	4.20%	8.10%	5.43%	10.35%	8.00%

Accounting Actuarial Valuation as of December 31, 2016

Market value of pension fund assets ($ millions)	85,245	24,381	9,024	33,294	4,691

Market-related value of assets ($ millions)	81,582	23,675	8,781	31,339	4,474

Employer contributions[2] ($ millions)	1,643	406	237	962	210

Employee contributions[3] ($ millions)	1,630	339	245	820	216

Benefit payments (including transfers to other plans) ($ millions)	2,810	1,245	426	1,006	220

[1]  Reflects the Province’s share, which excludes organizations not consolidated by the Province. Government’s share of the risks and benefits under OTPP is 49 per cent, under PSPP is 100 per cent, under OPSEUPP is 47.4 per cent, under HOOPP is 48.8 per cent and under CAATPP is 50 per cent.

[2]  Employer contributions paid during the Province’s fiscal year. Employer contributions excludes employers’ contributions made by non-consolidated agencies participating in PSPP and OPSEUPP and excludes employers’ contributions to OTPP. PSPP employer contributions includes special payments of $99 million (2016–17, $99 million).

[3]  Employee contributions paid during the calendar year; excludes contributions of employees employed by non-consolidated agencies.

74	Consolidated Financial Statements, 2017–2018

Other Employee Future Benefits

Other Employee Future Benefits are non-pension retirement benefits, post-employment benefits, compensated absences and termination benefits.

Non-Pension Retirement Benefits

The Province provides dental, basic life insurance, supplementary health and hospital benefits to eligible retired employees through a group insured benefit plan. Certain Public Service Pension Plan members and OPSEU Pension Plan members who had not accrued the minimum eligibility requirement of ten years of pension service before January 1, 2017 are now required to have 20 years of pension service and retire to an immediate unreduced pension to be eligible to receive the post-retirement insured benefits. Further, such eligible members who commenced receipt of a pension on or after January 1, 2017, have the option to either participate in the current legacy post-retirement insured benefits plan and pay 50 per cent of the premium costs, or to participate in the new retiree-focused post-retirement benefits plan, at no cost to the member.

Optional enrolment in the retiree focused plan, at full cost to the retiree, is also available to employees hired before January 1, 2017, and who later retire to an immediate unreduced pension based on a minimum ten years of pension service and employees hired on and after January 1, 2017, who later retire to an immediate unreduced pension based on a minimum 20 years of pension service.

The liability for non-pension retirement benefits of $8.2 billion as at March 31, 2018 (2016–17, $8.1 billion), is included in the Other Employee Future Benefits Liability. The expense for 2017–18 of $363 million (2016–17, $279 million) is included in the Other Employee Future Benefits Expense.

The discount rate used in the non-pension retirement benefits calculation for 2017–18 is 3.35 per cent (2016–17, 3.25 per cent). The discount rate used by BPS organizations in the non-pension retirement benefits calculation for 2017–18 ranges from 2.00 per cent to 6.00 per cent (2016–17, 2.00 per cent to 6.00 per cent).

Post-Employment Benefits, Compensated Absences and Termination Benefits

The Province provides, on a self-insured basis, workers’ compensation benefits, long-term disability benefits and regular benefits to employees who are on long-term disability.

For all other employees subject to terms set out in collective agreements, and in the Management Board of Cabinet Compensation Directive as applicable, the Province provides termination pay equal to one week’s salary for each year of service up to a maximum of 50 per cent of their annual salary. Employees who have completed one year of service but less than five years are also entitled to termination pay in the event of death, retirement or release from employment. All employees who resign are not eligible for any severance pay in respect to service after December 2011.

Consolidated Financial Statements, 2017–2018	75

The total post-employment benefits liability of $2.5 billion as at March 31, 2018 (2016–17, $2.4 billion) is included in the Other Employee Future Benefits Liability. The total post-employment benefits expense of $937 million in 2017–18 (2016–17, $679 million post-employment benefit expense) is included in the Other Employee Future Benefits Expense.

The discount rate used in the post-employment benefits, compensated absences and termination benefits calculations for 2017–18 is 2.90 per cent (2016–17, 2.55 per cent). The discount rate used by BPS organizations for the post-employment benefits in 2017–18 ranges from 2.00 per cent to 6.25 per cent (2016–17, 2.00 per cent to 6.50 per cent).

7.	Other Liabilities

Other Liabilities As at March 31 ($ Millions)	2018	2017 (Restated — See Note 19)
Power Purchase Contracts	$104	$178
Liabilities for Contaminated Sites	1,787	1,812
Amounts due to Fair Hydro Trust	1,639	-
Other Funds and Liabilities	3,179	2,762
Total	$6,709	$4,752

Power Purchase Contracts

Power purchase contracts and related loan agreements were entered into by the former Ontario Hydro with non-utility generators (NUGs) located in Ontario. The contracts provided for the purchase of power at prices that were expected to be in excess of the future market price. Accordingly, the Ontario Electricity Financial Corporation (OEFC), as the legal continuation of Ontario Hydro, recorded a liability of $4.3 billion on a discounted cash-flow basis when Ontario Hydro was continued as OEFC on April 1, 1999. OEFC began receiving actual contract prices for power from ratepayers effective January 1, 2005, and therefore OEFC is amortizing this liability to revenue on annual basis. The decrease in the liability for power purchase contracts was $74 million (2016–17, $129 million), recorded to revenue, decreasing the outstanding power purchase contract liability as at March 31, 2018 to $104 million (2016–17, $178 million).

During the year ended March 31, 2018, OEFC’s costs under power supply contracts totalled $191 million (2016–17, $838 million). Power supply contract costs exceeded power supply contract recoveries by $6 million due to the recognition of an allowance for doubtful accounts related to NUG loan receivables (as shown in Schedules 1, 3 and 4).

76	Consolidated Financial Statements, 2017–2018

Liabilities for Contaminated Sites

The Province reports environmental liabilities related to the management and remediation of contaminated sites where the Province is obligated or likely obligated to incur such costs. A contaminated sites liability of $1.8 billion (2016–17, $1.8 billion) has been recorded based on environmental assessments or estimations for those sites where an assessment has not been conducted.

The Province’s ongoing efforts to assess contaminated sites may result in additional environmental remediation liabilities related to newly identified sites, or changes in the assessments or intended use of existing sites, including mine sites. Any changes to the Province’s liabilities for contaminated sites will be accrued in the year in which they are assessed as likely and reasonably estimable.

Amounts due to Fair Hydro Trust

The government has recorded an obligation to the Fair Hydro Trust as of March 31, 2018 in the amount of financing issued by the Fair Hydro Trust, or $1,639 million. In addition, in September 2018, the government made a decision to make a future proposed legislative change to the Ontario Fair Hydro Plan Act to cancel the Global Adjustment Refinancing component of the plan. The government will fund all the future obligations issued and outstanding as of the date the guarantee is invoked. See additional details in note 17.

Other Funds and Liabilities

Other funds and liabilities include pension and benefit funds related to the Provincial Judges’ Pension Fund, the Public Service, the Justice of the Peace, the Deputy Ministers’ and the Case Management Masters Supplementary Benefit Accounts, externally restricted funds and other long-term liabilities.

Consolidated Financial Statements, 2017–2018	77

8.	Investments

Investments As at March 31 ($ Millions)	2018	2017
Temporary Investments	$22,779	$12,307
Add: Assets Purchased under Resale Agreements	5,624	6,364
Less: Assets Sold under Repurchase Agreements	(1,887)	(2,753)
Total Temporary Investments	26,516	$15,918
Other Investments	2,265	2,065
Total Investments	$28,781	$17,983

Temporary Investments

Temporary investments primarily consist of investments in government bonds, including $11.8 billion (2016–17, $8.8 billion) of bonds and treasury bills issued by the Province of Ontario. These bonds and treasury bills are included in total debt outstanding in the schedule in Note 2. The fair value of temporary investments, including assets purchased and sold under resale and repurchase agreements at March 31, 2018, is $26.5 billion (2016–17, $15.9 billion). Fair value is determined using quoted market prices.

A resale agreement is an agreement between two parties where the Province purchases and subsequently resells a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties where the Province sells and subsequently repurchases a security at a specified price on a specified date.

Other Investments

Other investments represent the investments held by BPS organizations. These investments primarily consist of fixed-income securities. The fair value of these investments approximates book value.

78	Consolidated Financial Statements, 2017–2018

9.	Tangible Capital Assets

Tangible Capital Assets As at March 31 ($ Millions)
	Land	Buildings	Transportation Infrastructure	Machinery and Equipment	Information Technology	Other	2018	2017
Cost
Opening Balance	15,339	79,827	35,879	12,630	6,818	7,788	158,281	149,342

Additions	1,215	4,852	2,889	912	950	1,546	12,364	10,045

Disposals	74	240	576	392	218	57	1,557	1,106
Closing Balance	16,480	84,439	38,192	13,150	7,550	9,277	169,088	158,281

Accumulated Amortization
Opening Balance	–	25,709	9,683	9,658	3,893	2,050	50,993	46,806

Additions	–	2,473	1,416	729	690	275	5,583	5,215

Disposals	–	150	575	366	213	56	1,360	1,028
Closing Balance	–	28,032	10,524	10,021	4,370	2,269	55,216	50,993

Net Book Value
2018	16,480	56,407	27,668	3,129	3,180	7,008	113,872	–

2017	15,339	54,118	26,196	2,972	2,925	5,738	–	107,288

Land includes land acquired for transportation infrastructure, parks, buildings and other program use, and land improvements that have an indefinite life and are not being amortized. Land excludes Crown lands acquired by right.

Buildings include administrative and service structures, dams and engineering structures.

Transportation Infrastructure includes provincial highways, railways, bridges and related structures and facilities, but excludes land and buildings.

Machinery and Equipment consists mainly of hospital equipment.

Information Technology consists of computer hardware and software.

Other includes leased assets, vehicles, aircraft and other miscellaneous tangible capital assets owned by the government and its consolidated organizations.

Works of art and historical treasures are excluded from tangible capital assets.

Consolidated Financial Statements, 2017–2018	79

Assets under construction have been included within the various asset categories presented above. The total value of assets under construction as at March 31, 2018, is $14.3 billion (2016–17, $12.2 billion). Capitalized interest for the fiscal year 2017–18 is $157 million (2016–17, $159 million). The cost of tangible capital assets under capital leases is $813 million (2016–17, $738 million), and their accumulated amortization is $324 million (2016–17, $294 million).

Amortization expense for the fiscal year 2017–18 totalled $5.6 billion (2016–17, $5.2 billion).

10.	Changes in the Fair Value of Ontario Nuclear Funds

The Ontario Nuclear Funds Agreement (ONFA) Funds were established by Ontario Power Generation Inc. (OPG) and the Province to ensure that sufficient funds will be available to pay for the costs of nuclear station decommissioning and nuclear used fuel waste management.

Since April 1, 2007, the fair value of ONFA Funds has been reflected in the Province’s Consolidated Financial Statements. Unrealized gains and losses of ONFA Funds are included in Investment in Government Business Enterprises and recorded as an Increase (Decrease) in Fair Value of Ontario Nuclear Funds in the Consolidated Statement of Change in Net Debt and the Consolidated Statement of Change in Accumulated Deficit. Realized gains and losses of ONFA Funds are included in Income from Investment in Government Business Enterprises. Inter-organizational balances related to ONFA Funds are eliminated.

ONFA Funds incurred unrealized gains in 2017–18 of $435 million (2016–17, $1,094 million) that resulted in an increase in Investment in Government Business Enterprises and a corresponding decrease in Net Debt and Accumulated Deficit.

80	Consolidated Financial Statements, 2017–2018

11.	Sale of Hydro One Limited Common Shares

2017–18 Sale

In May 2017, the Province sold 120 million common shares of Hydro One Limited (Hydro One) at $23.25 per common share through a secondary offering, generating approximately $2.8 billion in gross proceeds. Subsequent to this sale, the Province owned approximately 49.9 per cent of the outstanding common shares of Hydro One Limited. An accounting gain of $791 million was recognized in the 2017–18 financial results ($538 million, 2016–17) in connection with the sale of Hydro One common shares.

A summary of key direct components of the secondary offering of Hydro One shares includes:

2017–18 secondary offering of Hydro One shares ($ Millions)
Total proceeds from the sale of shares	$2,790
Transaction costs	(57)
Net proceeds from sale of Hydro One shares (net of transaction cost)	2,733
Book value of shares sold	(1,942)
Gain on sale of shares recognized in 2017–18	$791

In December 2017, First Nations in Ontario acquired 14.3 million common shares of Hydro One.

Subsequent to this transaction, the Province owned 47.4 per cent of the outstanding common shares of Hydro One Limited.

The First Nations purchased the shares at a price of $18 a share, or approximately $259 million, financed by a loan from the Ontario Government. The closing price of the shares on the date prior to the sale was $22.44 per share resulting in a conferred benefit of approximately $64 million. The gain of $23 million, resulting from the excess of the sale price of $18 per share over the book value of the shares, was deferred and will be recognized as revenue as the loans provided to purchase the shares are repaid.

2016–17 Sale

In April 2016, the Province sold 14 per cent of Hydro One’s common shares at a price of $23.65 per common share through a secondary offering generating gross proceeds of approximately $2 billion. As of March 31, 2017, the Province owned approximately 70 per cent of Hydro One’s common shares.

Consolidated Financial Statements, 2017–2018	81

An additional gain of $70 million was deferred in connection with a purchase by Ontario Power Generation (OPG) of 9 million common shares of Hydro One through the secondary offering. OPG purchased these shares to distribute to eligible OPG employees represented by the Power Workers’ Union and The Society of Energy Professionals as part of future share-delivery obligations under the collective agreements. This deferred gain will be recognized as revenue as the Hydro One common shares are distributed to qualifying OPG employees for up to a 15-year period starting in 2017–18. There is no agreement between OPG and the Province with respect to Hydro One common shares or the voting of those shares. Although the Province is the sole shareholder of OPG, it does not intend to influence OPG as it pertains to its voting rights of these shares.

A summary of key direct components of the secondary offering of Hydro One shares include:

2016–17 secondary offering of Hydro One shares ($ Millions)
Total proceeds from the sale of shares	$1,970
Deferred gain on sale of shares to OPG	(70)
Transaction costs	(41)
Net proceeds from sale of Hydro One shares (net of transaction cost and gain on sale of shares to OPG)	1,859
Book value of shares sold	(1,321)
Gain on sale of shares recognized in 2016–17	$538

Acquisition of Avista

In July 2017, Hydro One Limited announced an offer to acquire Avista, an electricity and gas utility based in Spokane, Washington for $6.7 billion Canadian (USD $5.3 billion). Hydro One Limited also announced a $1.54 billion Canadian bought deal of contingent convertible debentures including an overallotment amount to support the equity component of financing the acquisition as well as USD $2.6 billion in debt to buy Avista for $67 Canadian (USD $53) in cash per common share, a 24 per cent premium from the previous day’s market close. Hydro One stated that it expected the deal to close in the second half of 2018 subject to Avista common shareholder approval and certain U.S. state and federal regulatory and government approvals and clearances. The potential acquisition would dilute the Province’s ownership by approximately 5 per cent.

Hydro One Deferred Income Tax Regulatory Asset

During 2017, the Ontario Energy Board (OEB) concluded that a portion of the Hydro One Networks’ net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act (Ontario) to tax payments under the federal and provincial tax regime (resulting from Hydro One’s initial public offering) should also be shared with ratepayers. This ruling would result in an impairment of the deferred income tax regulatory asset of up to approximately $885 million, for which the Province would be impacted to the extent of its ownership in Hydro One Networks. In September 2018, the OEB granted Hydro One’s motion for reconsideration of the decision. The outcome of the reconsideration is not determinable.

82	Consolidated Financial Statements, 2017–2018

12.	Sale of Hydro One Brampton Networks Inc.

In August 2015, Hydro One transferred all of the issued and outstanding shares of Hydro One Brampton Networks Inc. to the Province as a dividend-in-kind. Hydro One also transferred to the Province all of the long-term intercompany debt plus accrued interest owed by Hydro One Brampton Networks Inc. to Hydro One as a return of stated capital. The transfers were made to the newly formed Brampton Distribution Holdco Inc., creating a new government business enterprise for the Province. On February 28th, 2017, the Province, through Brampton Distribution Holdco Inc., sold its entire interest in Hydro One Brampton Networks Inc. through a sale of shares to Alectra Utilities Corporation (Alectra). As a result, the Province recognized a gain of $109 million in its Consolidated Financial Statements. A summary of key direct components of the sale of Hydro One Brampton Networks Inc. includes:

Sale of Hydro One Brampton Networks Inc. ($ Millions)
Total proceeds from the sale (excluding PILs)	$545.2
Transaction costs	(0.2)
Net proceeds from sale of Hydro One Brampton Networks Inc.	545.0
Book value of Hydro One Brampton Networks Inc.	(436)
Gain on sale recognized in 2016–17	$109

Subsequent to the sale of Hydro One Brampton Networks Inc., Brampton Distribution Holdco Inc. is no longer a government business enterprise and is classified as an Other Government Organization and consolidated on a line-by-line basis.

In March 2018, Brampton Distribution Holdco was dissolved and a final dividend of $608 million was paid to the Province.

Consolidated Financial Statements, 2017–2018	83

13. Contingent Liabilities

Obligations Guaranteed by the Province

Loan guarantees include guarantees or indemnifications provided by the Province or government organizations. The authorized limit for loans guaranteed by the Province as at March 31, 2018, was $1.5 billion (2016–17, $1.4 billion). The outstanding loans guaranteed amounted to $0.7 billion as at March 31, 2018 (2016–17, $0.7 billion). A provision of $1.5 million (2016–17, $1.8 million), based on an estimate of the likely loss arising from guarantees under the Student Support Programs, has been reflected in these financial statements.

Other contingencies for this year is $0.2 billion (2016–17, $0.2 billion).

Loan Guarantees For the year ended March 31 ($ Millions)	2018		2017
	Maximum Guarantee Authorized	Net Outstanding	Maximum Guarantee Authorized	Net Outstanding

Ministries

Agriculture, Food and Rural Affairs	380.1	30.1	380.1	36.9

Finance	650.8	254.3	651.6	236.7

Advanced Education and Skills Development	13.2	13.2	18.8	18.8

	1,044.1	297.6	1,050.5	292.4

Agencies

Ontario Clean Water Agency	15.0	13.2	15.0	11.3

Ontario Power Generation Inc.	83.0	83.0	83.0	83.0
	98.0	96.2	98.0	94.3
Hospitals, school boards and colleges	372.0	303.0	297.2	290.8
Total	1,514.1	696.8	1,445.7	677.5

Ontario Nuclear Funds Agreement

Under the Ontario Nuclear Funds Agreement (ONFA), the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically to reflect new developments in the management of nuclear used fuel waste.

In addition, under ONFA, the Province guarantees a return of 3.25 per cent over the Ontario Consumer Price Index for the portion of the nuclear used fuel waste management segregated fund related to the fixed volume of used fuel. If the earnings on assets in that fund related to the fixed volume exceed the guaranteed rate, the Province is entitled to the excess.

84	Consolidated Financial Statements, 2017–2018

Until the end of 2017, two agreements satisfied the Canadian Nuclear Safety Commission (CNSC) licensing requirements for financial guarantees in respect of OPG’s nuclear station decommissioning and nuclear waste management obligations. One agreement gave the CNSC access (in prescribed circumstances) to the segregated funds established under ONFA. The other agreement between the Province and the CNSC, in place to the end of 2017, provided a direct provincial guarantee to the CNSC on behalf of OPG. This guarantee related to the portion of the decommissioning and waste management obligations not funded by the estimated value of ONFA funds as at January 1, 2013. In return, the Province received from OPG an annual fee equal to 0.5 per cent of the value of the guarantee. In January 2017, OPG paid a guarantee fee of approximately $8 million to the Province based on the guarantee amount of $1.6 billion. The provincial guarantee, for up to $1.6 billion, was in effect from January 1, 2013, through December 31, 2017.

On November 28, 2017, the CNSC announced that it accepted OPG’s proposed revised financial guarantee for the 2018–2022 period. Effective January 1, 2018, the CNSC’s financial guarantee requirement is satisfied by the value of the ONFA funds, without the need for a direct provincial guarantee to the CNSC on behalf of OPG.

Social Housing – Loan Insurance Agreements

For all non-profit housing projects in the provincial portfolio, the Province is liable to indemnify and reimburse the Canada Mortgage and Housing Corporation (CMHC) for any net costs, including any environmental liabilities, incurred as a result of project defaults through the Ministry of Municipal Affairs / Housing or the Ontario Mortgage and Housing Corporation.

At March 31, 2018, there were $4.1 billion (2016–17, $4.2 billion) of mortgage loans outstanding. As operating subsidies provided by the Province are sufficient to ensure that all mortgage payments can be made when due, default is unlikely. To date, there have been no claims for defaults on insured mortgage loans.

Claims Against the Crown

There are claims outstanding against the Crown, of which 56 (2016–17, 59) are for amounts over $50 million. These claims arise from legal action, either in progress or threatened, in respect of Aboriginal land claims, breach of contract, damages to persons and property, and like items. The cost to the Province, if any, cannot be determined because the financial outcome of these actions is uncertain. For a detailed listing of claims against the ministries, refer to Volume 1, “Claims Against the Crown.”

Consolidated Financial Statements, 2017–2018	85

On April 20, 2016, the Ontario Superior Court determined that Bill 115, the Putting Students First Act, 2012, was in contravention of the unions’ right to collective bargaining under the Charter of Rights and Freedoms. The Court did not impose a penalty on the Province and directed that the parties attempt to negotiate a remedy. The impact on the 2016–17 Consolidated Financial Statements of the related accrual was based on the Province’s best estimation of the remedy amount on information available, the extent of which was not disclosed given that agreements had not been reached with all applicant parties. At March 31, 2018, not all of the applicant parties have reached an agreement with the Crown. One of the applicant parties has subsequently returned to court to decide on the remedy amount.

Canadian Blood Services

The provincial and territorial governments of Canada have entered into a Canadian Blood Services Excess Insurance Captive Support Agreement (the “Captive Support Agreement”) with Canadian Blood Services (CBS) and Canadian Blood Services Captive Insurance Company Limited (CBSI), a wholly owned subsidiary of CBS. Under the Captive Support Agreement, each government indemnifies CBSI for its pro-rata share of any payments that CBSI becomes obliged to make under a comprehensive blood risks insurance policy it provides to CBS. The policy has an overall limit of $750 million which may cover settlements, judgments and defense costs. The policy is in excess of, and secondary to, a $250 million comprehensive insurance policy underwritten by CBS Insurance Company Limited, a subsidiary of CBS. Given current populations, Ontario’s maximum potential liability under the Captive Support Agreement is approximately $376 million. The Province is not aware of any proceedings that could lead to a claim against it under the Captive Support Agreement.

Legal Aid Ontario – Certificates

Legal Aid Ontario (LAO) issues certificates to individuals seeking legal aid assistance. Each certificate issued authorizes legal services to be performed within the tariff guidelines. As at March 31, 2018, a potential $64.8 million (2016–17, $58.3 million) could still be incurred on certificates issued on or before March 31, 2018, over and above the billings received to date.

Contaminated Sites

The Province has identified contingent liabilities related to 136 sites (2016–17, 125 sites) that may have potential liabilities of $367 million (2016–17, $365 million). A liability has not been recorded for these sites at the financial reporting date because either the likelihood of the government becoming responsible for the site is not determinable, the amount of the liability cannot be estimated, or both.

86	Consolidated Financial Statements, 2017–2018

Tax Assessments

The province signed a Memorandum of Agreement with the Government of Canada to transition to a single administration for corporate tax for tax years ending after December 31, 2008. As part of the agreement, the Canada Revenue Agency (CRA) is responsible for the administration of audit activities, taxpayer objections and any appeals that may arise from objections administered by the CRA. At March 31, 2018, there were 217 (2017 – 320) Ontario-specific matters and 39 (2017 – 128) federal and consequential matters which are under objection and/or appeal. The resulting loss, if any, cannot be reasonable estimated.

Land and Land-Related Claims

A land or land-related claim is a formal allegation made by an Indigenous community that it is legally entitled to land, financial, or other compensation. Currently 60 land claims are under negotiation, accepted for negotiation, or under review. A liability is recorded if the settlement of the claim is assessed as likely and the amount of the settlement can be reasonably estimated.

General Real Estate Portfolio – Lease Obligation

Prior to the amalgamation of Stadium Corporation of Ontario Limited (STADCO) with Infrastructure Ontario and the Ontario Realty Corporation on June 6, 2011, all assets, liabilities and operations of STADCO were transferred to the General Real Estate Portfolio (GREP), including ground leases dated June 3, 1989, with Canada Lands Company (CLC) for the SkyDome Lands and the sublease to Rogers Stadium Limited Partnership (sub-tenant). Under the terms of the ground lease, GREP is responsible for base rent, realty taxes, utilities and certain operating costs which are assumed by the sub-tenant under the terms of the sub-lease. In the event of a default by the sub-tenant, the potential financial impact to GREP is estimated to be the base rent, in the range of $300 to $400 annually plus realty taxes, utilities and certain operating costs.

Collateral

The Province has entered into securities repurchase agreements and collateralized swap agreements with certain counterparties. Under the terms of those agreements, the Province may be required to pledge and/or receive assets relating to obligations to the counterparties. In the normal course of business these pledged securities will be returned to the pledger when there are no longer any outstanding obligations.

As at March 31, 2018, the Province pledged assets in the carrying amount of $17 million (2016–17, $105 million), which are included in Investments and/or Cash and Cash Equivalents.

Consolidated Financial Statements, 2017–2018	87

14.	a. Contractual Obligations

Contractual Obligations			Minimum Payments to be made in:
as at March 31								2024 and
($ Millions)	2018	2017	2019	2020	2021	2022	2023	thereafter
Transfer Payments	9,880	$9,191	5,069	1,596	1,199	932	885	199

Alternative Financing and Procurement Contracts	30,966	27,517	12,374[1]	1,764	1,833	738	655	13,602

Ontario Power Generation	2,718	2,831	1,633	290	222	143	118	312

Leases	5,694	5,581	1,198	622	558	468	415	2,433

Construction Contracts	4,941	5,079	2,020	848	442	262	233	1,136

Other	11,255	13,127	6,720	963	876	792	702	1,202
Total Contractual Obligations	65,454	$63,326	29,014	6,083	5,130	3,335	3,008	18,884
[1] Majority of 2019 AFP contracts relate to Metrolinx projects.

The Province has entered into a number of multiple-year alternative financing and procurement contracts for the construction of assets and delivery of services. The contractual obligations represent the unperformed capital and operating portion of the contracts and will become liabilities in the future when the terms of the contracts are met.

b.	Contractual Rights

Contractual Rights as at March 31 ($ Millions)	2018	2019	2020	2021	2022	2023	2024 and thereafter
Transfer Payments	569	147	202	55	55	55	55
Leases	105	20	24	20	9	7	25
Construction Contracts	268	170	62	31	5	–	–
Other	10	1	1	1	1	1	5
Total Contractual Rights	952	338	289	107	70	63	85

In May 2010, the Province reached a deal with Teranet to provide a 50-year extension to its original agreement in exchange for $1.0 billion cash up front. As part of the new agreement, Teranet has agreed to pay the Province annual royalty payments beginning in 2017 and ending in 2067. The royalty payments are contingent upon Teranet’s financial performance. The Province recognized $28.7 million in revenue relating to royalty payments pertaining to the contractual rights from Teranet in 2017–18 (2016–17, $nil).

Contractual rights are of a certain nature and that they will become assets in the future when the terms of the contracts are met.

88	Consolidated Financial Statements, 2017–2018

c. Contingent Assets

The Province has made claims against a number of companies in the tobacco industry pursuant to the Tobacco Damages and Health Care Costs Recovery Act, 2009. The claims are in the pre-trial stage and an estimate of any payment to the province is not estimable.

15.	Trust Funds Under Administration

The following trust funds under administration are not included in the Consolidated Financial Statements of the Province.

The Workplace Safety and Insurance Board (WSIB) is responsible for administering the Workplace Safety and Insurance Act, 1997, which establishes a no-fault insurance scheme that provides benefits to workers who experience workplace injuries or illnesses.

The Public Guardian and Trustee for the Province of Ontario delivers a unique and diverse range of services that safeguard the legal, personal and financial interests of certain private individuals and estates. It also plays an important role in helping to protect charitable property in Ontario.

The Motor Vehicle Accident Claims Fund operates under the authority of the Motor Vehicle Accident Claims Act. The Act responds to claims that meet certain criteria. Currently, the fund provides two types of coverage: third-party bodily injury and property damage liability; and statutory accident benefits in accordance with legislated requirements.

The Pension Benefits Guarantee Fund (PBGF) provides protection, subject to specific maximums and specific exclusions, to Ontario members and beneficiaries of privately sponsored single-employer defined benefit pension plans in the event of plan sponsor insolvency. The PBGF is governed by the Pension Benefits Act and its Regulation and is administered by the Superintendent of the Financial Services Commission of Ontario.

The Deposit Insurance Corporation of Ontario (DICO) was established under the Credit Unions and Caisses Populaires Act, 1994. DICO’s role is to protect depositors of Ontario credit unions and caisses populaires from the loss of their deposits. Deposit insurance is part of a comprehensive depositor-protection program for all Ontario credit unions, which is backed by the Credit Unions and Caisses Populaires Act, 1994.

Summary financial information from the most recent financial statements of trust funds under administration is provided below. The financial statements of the WSIB, the Public Guardian and Trustee for the Province of Ontario and DICO have been prepared in accordance with IFRS (see Volume 2 for additional detailed financial statements).

Consolidated Financial Statements, 2017–2018	89

Workplace Safety and Insurance Board (WSIB) As at December 31 ($ Millions)	2017	2016
Assets	$35,722	$31,491

Liabilities	33,204	32,487

Net/(Deficiency of) Assets	2,518	(996)

Unfunded liability attributable to WSIB stakeholders	($710)	($3,925)

Other Trust Funds As at March 31 ($ Millions)			2018	2017

	Assets	Liabilities	Fund Balance (Unfunded Liability)	Fund Balance (Unfunded Liability)

The Public Guardian and Trustee for the Province of Ontario	$2,026	$79	$1,947	$1,826

Motor Vehicle Accident Claims Fund	61	227	(166)	(167)

Pension Benefits Guarantee Fund	968	239	729	741

As at December 31	Assets	Liabilities	2017 Fund Balance	2016 Fund Balance
Deposit Insurance Corporation of Ontario	$261	$13	$248	$226

Unfunded liabilities of trusts under administration are not included in the Province’s Consolidated Financial Statements as it is intended that they will be discharged by external parties. The most recent financial statements of these trusts are reproduced in Volume 2.

90	Consolidated Financial Statements, 2017–2018

16.	Related Party Disclosures and Inter-entity Transactions

The Province of Ontario enters into transactions with parties within the reporting entity, including provincial crown corporations, agencies, boards, commissions and government not-for-profit organizations, in the normal course of operations. These inter-entity transactions are those conducted between related parties with common control or ownership are recorded at the exchange value and have been eliminated for purposes of consolidated reporting.

Related party transactions can also include transactions with entities outside the reporting entity where a member of the Province’s key management personnel, or their spouse or dependent, is key management personnel of the counterparty to a transaction with the Province. As key management personnel, they govern or share the power to determine the ongoing financial and operating decisions of that counterparty. Key management personnel of the Province are those individuals having authority and responsibility for planning, directing and controlling the activities of the Government, and have been identified as ministers and deputy ministers for the purpose of this reporting.

The province has a wide variety of controls in place to ensure that key management personnel do not enter into transactions with related parties. For 2017–18 there were no material transactions between related parties which occurred at a value different from that which would have been arrived at if the parties were unrelated.

Consolidated Financial Statements, 2017–2018	91

17.	Accounting for Regulated Entities

Accounting for OPG and Hydro One

The Province is accounting for the results for Hydro One Limited (Hydro One) and Ontario Power Generation (OPG) using the modified equity basis and IFRS (including IFRS 14). Previously, the Province had used Generally Accepted Accounting Principles in the United States (US GAAP), the accounting standards used by these entities in preparing their stand-alone financial statements, in applying the modified equity basis.

Accounting for Ontario’s reduction in current electricity prices

In May 2017, the Ontario Fair Hydro Plan Act, 2017 (the Act) was enacted into law.

The components of the plan to reduce current electricity prices include both aspects of the plan provided for in the Act as well as other policy decisions, as follows:

1.

The Ontario Rebate for Electricity Consumers (OREC) in the amount equivalent to the 8 per cent provincial portion of the Harmonized Sales Tax (HST) on electricity bills of eligible residential, small business and farm consumers, commencing January 2017, funded by the government from general revenue and/or borrowing (referred to as the “tax base”);

2.	New programs and changes to and transfer of funding of certain existing electricity relief programs from the electricity rate base to the tax base such as:

o	Ontario Electricity Support Program;
o	certain programs supporting rural electricity consumers;
o	support for First Nations residential consumers living on reserve; and
o	a fund established to provide free, energy efficient devices and products to qualified individuals and organizations.

3.

An additional reduction in current electricity bills for eligible residential, small business and farm customers, commencing July 1, 2017. This reduction was to be recovered from electricity ratepayers in future years (referred to as the Global Adjustment Refinancing).

In September 2018, the government made a decision to make a future change to the Ontario Fair Hydro Plan Act, 2017 to cancel the Global Adjustment Refinancing component as designed, including reducing the amount of the current electricity price reduction to be borne by future ratepayers, and making any recovery from future ratepayers optional.

The Trust funded the cash shortfall from the IESO during the year ($1,639 million) with subordinated debt from OPG to a maximum of 49 per cent of the Trust’s total outstanding debt, and the balance from third party lenders. Of the amount lent to the Trust from OPG, approximately 90 per cent of that amount ($721 million) was funded by equity injections from the Province, and 10 per cent was funded by debt borrowed by OPG from third party lenders ($82 million). As of March 31, 2018, the Trust owed $803 million to OPG and $836 million to third party lenders. The remaining unfunded shortfall incurred by the IESO as at March 31, 2018 was $150 million.

92	Consolidated Financial Statements, 2017–2018

These transactions are recorded in accordance with PSAS, consistent with the recommendations of the Independent Financial Commission of Inquiry (see note 19) and reflect the policy decision by the government.

In summary, the impact on expenses and assets of the consolidated financial statements of the components of the plan to reduce current electricity rates consistent with the decision of the government in September 2018 is as follows:

Component	Original Funding source	Amount recognized as an expense (in millions)

1 – OREC	Tax base	$810

2 – Electricity relief programs	Tax base	$360

3 – Global Adjustment refinancing	Electricity Rate base	$1,789

Debt incurred to fund item 3 is recorded based on the source of the financing:

Source of financing	Amount of debt at March 31, 2018 (in millions)	Where recognized in the consolidated statement of financial position

1 – Equity injection from Province to OPG	$721	Debt

2 – Debt borrowed by OPG from third party lenders and lent to Trust	$82	Investment in Government Business Enterprises, the details of which are disclosed in Schedule 9

3 – Debt borrowed by Fair Hydro Trust from third party lenders	$836	Investment in Government Business Enterprises, the details of which are disclosed in Schedule 9

Consolidated Financial Statements, 2017–2018	93

18.	Subsequent Events

Subsequent to March 31, 2018, the government cancelled programs which will result in estimated savings in future years including approximately $400 million in 2018–19 as compared to the 2018 Budget published in March 2018. The cancelled programs include the following:

Social assistance and basic Income Pilot wind-down

On July 31, 2018, the Province announced that they will withdraw all funding decisions related to Social Assistance investments announced in the spring 2018 Budget, and scheduled 2018–19 regulations that were to take effect September 1, 2018 under the Ontario Works Act, 1997, and the Ontario Disability Support Program Act, 1997. As part of this reform, the Province will be winding down Ontario’s Basic Income three-year research project.

OHIP+

On June 30, 2018, the Province announced OHIP+ reform, which will no longer provide free prescriptions to those with private health coverage, at a date to be determined. The financial impact of this cancellation compared to the 2018 Budget published in March 2018 is still being assessed.

In addition, the government cancelled programs which will result in additional estimated net costs of $1.1 billion for 2018–19, compared to the 2018 Budget released in March 2018. The cancelled programs include the following:

Cap and Trade System wind-down

On July 3, 2018, Ontario Reg. 386/18 came into effect, ending the Cap and Trade Program established under the Climate Change Mitigation and Low-carbon Economy Act, 2016, resulting in the cancellation of the remaining auctions in fiscal 2018–19.

Renewable energy contracts

In July 2018, pursuant to a Directive from the Minister of Energy, Northern Development and Mines, the Independent Electricity System Operator (IESO) commenced the wind down of 758 renewable energy contracts. In addition, in July 2018, the White Pines Wind Project Termination Act, 2018, received Royal Assent, terminating the contract for the White Pines Wind Project.

94	Consolidated Financial Statements, 2017–2018

19.	Changes in Accounting Policy and Reclassifications

A. Change in Accounting for Pension Assets of Jointly Sponsored Pension Plans

The 2017–18 Consolidated Financial Statements reflect a change in accounting for net pension assets of the Province’s jointly sponsored pension plans, as compared to the 2016–17 Consolidated Financial Statements. The change affects the Province’s accounting for both the Ontario Teachers’ Pension Plan (OTPP) and the Ontario Public Service Employees Union Pension Plan (OPSEUPP).

As described in Public Sector Accounting Standards, a net pension asset arises when the government’s total contributions to a plan, including income earned thereon, are greater than the cumulative retirement benefit expense recognized since the start of the plan. Contributions reflect the funding objectives of the plan. The benefit expense reflects the estimated cost of the pensions earned during the year that will be paid out to retirees in the future. Canadian Public Sector Accounting Standards (PSAS) requires the write-down of a net pension asset through recording a valuation allowance when the government is not expected to benefit from the net pension asset.

In July 2018, the government announced the creation of an Independent Financial Commission of Inquiry (Commission) under the Public Inquiries Act, 2009. The mandate of the Commission included a requirement to “perform a retrospective assessment of government accounting practices, including pensions, electricity refinancing and any other matters deemed relevant to inform the finalization of the 2017–18 Consolidated Financial Statements of the Province” (OIC 1005/2018). The Commission reported to the Minister of Finance and the Attorney General on August 30, 2018.

In September 2018, the government accepted the Commission recommendations.

Accordingly, these financial statements reflect the recognition of a full valuation allowance for both of the jointly sponsored plans, thereby eliminating the net pension assets. The 2016–17 balances have been restated on a basis consistent with the 2017–18 financial statements. A summary of the impact of the 2016–17 restatement is shown in below table.

Summary of Restatement of 2016–17 Results ($ Millions)	2016–17 Reported[1]	Restatement	2016–17 Restated

Pension and Other Employee Future Benefits Liability	10,478	1,396	11,874

Net Pension Asset	11,033	(11,033)	-

Net Debt	(301,648)	(12,429)	(314,077)

Accumulated Deficit	(193,510)	(12,429)	(205,939)

Education Expense	26,204	1,364	27,568

General Government and Other Expense	4,323	80	4,403

Annual Deficit	(991)	(1,444)	(2,435)

[1] The comparative figures have been reclassified to conform to 2017 presentation.

Consolidated Financial Statements, 2017–2018	95

B. Market Accounts

For 2016 and 2017, the Independent Electricity System Operator (IESO) recorded the amounts due to the power generators and amounts due from the local distribution companies, among others, in its financial statements, which were collectively referred to as the Market Accounts. In 2017–18, the Province removed these financial assets and obligations from the Consolidated Financial Statements of the Province. This impact on this change to the 2016–17 balances is shown in table below. This change has no impact on the net deficit, net debt or accumulated deficit.

Summary of Restatement of 2016–17 Results ($ Millions)	2016–17 Reported	Restatement	2016–17 Restated
Other Liabilities	6,404	(1,652)	4,752

Other Assets	3,036	(1,652)	1,384

C. Budget Reclassification

For comparability and consistency purposes, the 2017 Budget has been reclassified for changes in reporting revenues and expenses for hospitals, school boards and colleges. This change increases the total revenues and expenses of the Province, but has no impact on the annual deficit. The change was made starting with the 2016–17 Public Accounts to fully comply with Public Sector Accounting Standards.

A summary of the reclassifications to the approved 2017–18 Budget for comparative purposes is provided below.

($ Millions)	Original 2017–18 Budget	Reclassified items	Reclassified 2017–18 Budget
Revenue
Taxation	100,097	–	100,097

Transfers from Government of Canada	25,681	399	26,080

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	–	7,975	7,975

Income from Investment in Government Business Enterprises	4,888	–	4,888

Other	10,984	(5)	10,979

	141,650	8,369	150,019

Expense

Health	53,763	4,170	57,933

Education	25,987	1,020	27,007

Children’s and Social Services	16,863	(28)	16,835

Environment, Resources and Economic Development	16,141	20	16,161

Interest on Debt	11,582	664	12,246

Postsecondary and Training	8,410	2,523	10,933

Justice	4,714	–	4,714

General Government and Other	3,590	–	3,590
	141,050	8,369	149,419
Reserve	600	–	600
Annual Deficit	–	–	–

96	Consolidated Financial Statements, 2017–2018

D. Comparative Figures

Certain comparative figures have been reclassified as necessary to conform to the 2017–18 presentation.

Consolidated Financial Statements, 2017–2018	97

98	Consolidated Financial Statements, 2017–2018

SCHEDULES TO THE CONSOLIDATED FINANCIAL

STATEMENTS

Consolidated Financial Statements, 2017–2018	99

Province of Ontario Schedule 1: Revenue by Source
($ Millions)	2017–18 Budget[1]	2017–18 Actual	2016–17 Actual
Taxation
Personal Income Tax	35,032	32,900	30,671
Sales Tax	26,011	25,925	24,750
Corporations Tax	13,817	15,612	14,872
Employer Health Tax	6,117	6,205	5,908
Education Property Tax	6,002	5,883	5,868
Ontario Health Premium	3,789	3,672	3,575
Land Transfer and Non-Residential Speculation Tax	3,139	3,174	2,728
Gasoline Tax	2,663	2,701	2,626
Tobacco Tax	1,291	1,244	1,230
Fuel Tax	746	760	742
Beer and Wine Tax	619	601	589
Electricity Payments-In-Lieu of Taxes (Note 11)	405	494	334
Other Taxes	466	552	453
	100,097	99,723	94,346
Transfers from Government of Canada
Canada Health Transfer	14,340	14,359	13,910
Canada Social Transfer	5,307	5,314	5,146
Equalization Payments	1,424	1,424	2,304
Infrastructure Programs	2,328	1,065	732
Labour Market Development Agreement	632	672	678
Social Housing	412	419	441
Direct Transfers to Hospitals, School Boards and Colleges	399	314	285
Indian Welfare Services Agreement	263	274	277
Workforce Development Agreement	269	234	211
Early Learning and Childcare	–	122	–
Home Care and Mental Health	146	116	–
Bilingualism Development	81	85	88
Legal Aid Criminal	51	64	59
Labour Market Agreement for Persons with Disabilities	76	63	76
Youth Criminal Justice	52	52	52
Other	300	283	285
	26,080	24,860	24,544

100	Consolidated Financial Statements, 2017–2018

Province of Ontario Schedule 1: Revenue by Source (cont’d)

($ Millions)	2017–18 Budget	2017–18 Actual	2016–17 Actual
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	7,975	8,309	7,957
Income from Investment in Government Business Enterprises (Schedule 9)	4,888	6,152	5,567
Other
Sales and Rentals	3,006	2,426	1,999
Carbon Allowance Proceeds	1,778	2,401	–
Vehicle and Driver Registration Fees	1,934	1,912	1,727
Other Fees and Licences	764	819	763
Electricity Debt Retirement Charge	623	593	621
Royalties	265	290	272
Independent Electricity System Operation Revenue	220	210	211
Power Supply Contract Recoveries (Note 7)	292	185	838
Local Services Realignment	137	138	135
Net Reduction of Power Purchase Contracts (Note 7)	74	74	129
Miscellaneous	1,886	2,502	1,625
	10,979	11,550	8,320
Total Revenue	150,019	150,594	140,734
[1] Amounts reported as “Plan” in 2017 Budget, reclassified for presentation changes.

Consolidated Financial Statements, 2017–2018	101

Province of Ontario Schedule 2: Revenue by Sector

Sectors	Health[1]		Education[2]		Children’s and Social Services[3]		Environment, Resources and Economic Development[4]
For the year ended March 31 ($ Millions)	2018	2017	2018	2017	2018	2017	2018	2017

Revenue

Taxation (Schedule 1)	–	–	–	–	–	–	3	2

Transfers from Government of Canada (Schedule 1)	277	264	221	95	382	400	1,458	1,124

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	4,082	4,071	1,453	1,389	–	–	–	–

Income from Investment in Government Business Enterprises (Schedule 9)	–	–	–	–	–	–	1,464	860

Other (Schedule 1)	488	203	35	38	353	56	8,271	4,628
Total	4,847	4,538	1,709	1,522	735	456	11,196	6,614

[1]  Includes the activities of the Ministry of Health and Long-Term Care.

[2]  Includes the activities of the Ministry of Education.

[3]  Includes the activities of the Ministries of Children and Youth Services, and Community and Social Services.

[4]  Includes the activities of the Ministries of Agriculture, Food and Rural Affairs; Citizenship and Immigration; Economic Development and Growth / Research, Innovation and Science; Energy; Environment and Climate Change; Indigenous Relations and Reconciliation; Infrastructure; International Trade; Labour; Municipal Affairs / Housing; Natural Resources and Forestry; Northern Development and Mines; Senior Affairs; Status of Women; Tourism, Culture and Sport; and Transportation.

102	Consolidated Financial Statements, 2017–2018

Postsecondary and Training[5]		Justice[6]		General Government and Other[7]		Total

2018	2017	2018	2017	2018	2017	2018	2017

–	–	–	–	99,720	94,344	99,723	94,346

1,188	1,186	110	103	21,224	21,372	24,860	24,544

2,774	2,497	–	–	–	–	8,309	7,957

–	–	–	–	4,688	4,707	6,152	5,567

53	60	813	791	1,537	2,544	11,550	8,320

4,015	3,743	923	894	127,169	122,967	150,594	140,734
[5] Includes the activities of the Ministry of Advanced Education and Skills Development.

  [6]   Includes the activities of the Ministries of Attorney General, and Community Safety and Correctional Services.

  [7]   Includes the activities of the Ministries of Government and Consumer Services, Finance, the Accessibility Directorate of
Ontario,   the Board of Internal Economy, Executive Offices, the Office of Francophone Affairs and Treasury Board Secretariat.

Consolidated Financial Statements, 2017–2018	103

Province of Ontario Schedule 3: Expense by Sector[1]
Sectors	Health[2]		Education[3]		Children’s and Social Services[4]		Environment, Resources and Economic Development[5]
For the year ended March 31 ($ Millions)	2018	2017	2018	(Restated — See Note 19) 2017	2018	2017	2018	2017
Expense

Transfer Payments[10,11]	25,187	25,668	1,807	1,643	15,843	15,246	10,524	6,240

Salaries and Wages	16,057	15,072	17,707	17,316	462	442	1,940	1,819

Interest on Debt	–	–	–	–	–	–	–	–

Services	5,929	4,414	1,637	1,589	212	200	1,399	1,393

Supplies and Equipment	5,378	4,967	2,118	2,122	9	8	200	202

Employee Benefits	2,678	2,612	2,680	2,497	70	70	359	341

Amortization of Tangible Capital Assets	1,745	1,672	1,223	1,132	36	37	2,207	2,011

Pensions and Employee Future Benefits (Note 6)	1,033	1,036	1,774	1,107	6	7	11	24

Power Supply Contract Costs	–	–	–	–	–	–	–	–

Transportation and Communication	212	197	15	14	23	20	112	111

Interest on Debt of Hospitals, School Boards and Colleges	–	–	–	–	–	–	–	–

Other	703	331	(2)	148	43	41	836	559

Total[12]	58,922	55,969	28,959	27,568	16,704	16,071	17,588	12,700

[1]  The information in the sectors’ columns represents activities of ministries and consolidated agencies after adjustments to eliminate transactions between sectors.

[2]  Includes the activities of the Ministry of Health and Long-Term Care.

[3]  Includes the activities of the Ministry of Education.

[4]  Includes the activities of the Ministries of Children and Youth Services, and Community and Social Services.

[5]  Includes the activities of the Ministries of Agriculture, Food and Rural Affairs; Citizenship and Immigration; Economic Development and Growth / Research, Innovation and Science; Energy; Environment and Climate Change; Indigenous Relations and Reconciliation; Infrastructure; International Trade; Labour; Municipal Affairs / Housing; Natural Resources and Forestry; Northern Development and Mines; Senior Affairs; Status of Women; Tourism, Culture and Sport; and Transportation.

104	Consolidated Financial Statements, 2017–2018

Postsecondary and Training[6]		Justice[7]		General Government and Other[8]		Interest on Debt[9]		Total
2018	2017	2018	2017	2018	(Restated — See Note 19) 2017	2018	2017	2018	(Restated — See Note 19) 2017

6,599	5,787	477	439	772	805	–	–	61,209	55,828

2,237	2,205	2,431	2,330	994	961	–	–	41,828	40,145

–	–	–	–	–	–	11,541	11,370	11,541	11,370

849	747	1,008	967	338	379	–	–	11,372	9,689

292	274	162	166	40	40	–	–	8,199	7,779

267	260	325	318	137	146	–	–	6,516	6,244

290	281	17	16	65	66	–	–	5,583	5,215

210	196	36	26	1,468	1,084	–	–	4,538	3,480

–	–	–	–	191	838	–	–	191	838

70	68	111	121	44	39	–	–	587	570

–	–	–	–	–	–	362	339	362	339

308	313	260	235	192	45	–	–	2,340	1,672

11,122	10,131	4,827	4,618	4,241	4,403	11,903	11,709	154,266	143,169

[6]	Includes the activities of the Ministry of Advanced Education and Skills Development.
[7]	Includes the activities of the Ministries of Attorney General, and Community Safety and Correctional Services.
[8]	Includes the activities of the Ministries of Government and Consumer Services, Finance, the Accessibility Directorate of Ontario, the Board of Internal Economy, Executive Offices, the Office of Francophone Affairs and Treasury Board Secretariat.
[9]	Includes activities related to the management of the debt of the Province.
[10]	Health includes transfers of $2,935 million to Community Case Access Centres (CCACs) on the Transfer Payments line in 2016–17. In 2017–18, CCACs’ expenses are reported by object. During 2017–18, CCACs integrated into Local Health Integration Networks (LHINs) whose results are combined with similar lines of the Province’s results. LHINs early adopted PS 3430, Restructuring Transactions, and accounted for CCACs’ expenses by object starting from 2017–18.
[11]	Children’s and Social Services includes transfers of $1,658 million (2016–17, $1,609 million) to Children’s Aid Societies.
[12]	The comparative figures have been reclassified to conform to the 2017–2018 presentation.

Consolidated Financial Statements, 2017–2018	105

Province of Ontario Schedule 4: Expense by Ministry
($ Millions)	2017–18 Budget[1]	2017–18 Actual	(Restated — See Note 19) 2016–17
Accessibility Directorate of Ontario	20	19	15

Advanced Education and Skills Development	10,933	11,122	10,131

Agriculture, Food and Rural Affairs	1,027	1,006	1,031

Attorney General	1,937	2,041	1,937

Board of Internal Economy	226	303	219

Children and Youth Services	4,444	4,376	4,434

Citizenship and Immigration	112	109	105

Community and Social Services	12,391	12,328	11,637

Community Safety and Correctional Services	2,777	2,786	2,681

Economic Development and Growth / Research, Innovation and Science	991	1,018	1,053

Education	27,538	27,300	26,581

Teachers’ Pension (Note 6)	(531)	1,659	987

Energy (Note 17)	2,050	3,468	920

Environment and Climate Change	1,023	778	523

Executive Offices	57	61	48

Finance	933	870	862

Interest on Debt	12,246	11,903	11,709

Municipal Partnership Fund	505	506	505

Power Supply Contract Costs	292	191	838

Government and Consumer Services	593	617	595

Health and Long-Term Care	57,933	58,922	55,969

Indigenous Relations and Reconciliation	91	1,210	128

Infrastructure	862	446	169

International Trade	62	48	29

Labour	312	318	308

Municipal Affairs / Housing	1,262	1,375	1,544

Natural Resources and Forestry	824	912	858

Northern Development and Mines	767	758	814

Office of Francophone Affairs	5	6	5

Seniors Affairs	35	27	19

Status of Women	26	27	23

Tourism, Culture and Sport	1,391	1,571	1,540

Transportation	5,326	4,517	3,636

Treasury Board Secretariat	336	226	234

Contingency Fund[2]	615	–	–

Employee and Pensioner Benefits	1,208	1,442	1,082

Year-End Savings[3]	(1,200)	–	–
Total Expense	149,419	154,266	143,169
[1] Amounts reported as “Plan” in 2017 Budget, reclassified for presentation changes. [2] See glossary for definition. [3] For Budget purposes, the item was not allocated to individual ministries.

106	Consolidated Financial Statements, 2017–2018

Province of Ontario Schedule 5: Accounts Payable and Accrued Liabilities

As at March 31 ($ Millions)	2018	2017
Transfer Payments	7,822	5,299

Interest on Debt	2,953	3,424

Salaries, Wages and Benefits	3,289	3,024

Other	9,288	8,244

Total Accounts Payable and Accrued Liabilities	23,352	19,991

Province of Ontario Schedule 6: Accounts Receivable

As at March 31 ($ Millions)	2018	2017
Taxes	6,980	5,881

Transfer Payments[1]	605	605

Other Accounts Receivable[2]	5,703	5,018
	13,288	11,504

Less: Allowance for Doubtful Accounts[3]	(1,252)	(1,209)
	12,036	10,295

Government of Canada	1,483	897

Total Accounts Receivable	13,519	11,192

[1]  The Transfer Payment receivable consists primarily of recoverables of $580 million (2016–17, $577 million) for the Ontario Disability Support Program – Financial Assistance.

[2]  Other Accounts Receivable includes trade receivables.

[3]  The Allowance for Doubtful Accounts includes a provision of $496 million (2016–17, $494 million) for the Ontario Disability Support Program – Financial Assistance.

Consolidated Financial Statements, 2017–2018	107

Province of Ontario Schedule 7: Loans Receivable

As at March 31 ($ Millions)	2018	2017
Government Business Enterprises[1]	3,577	3,479

Municipalities[2]	5,861	5,749

Students[3]	2,637	2,820

Industrial and Commercial[4]	326	510

Pension Benefit Guarantee Fund[5]	176	187

Universities[6]	129	8

Other[7]	537	286

	13,243	13,039

Unamortized Concession Discounts[8]	(145)	(224)

Allowance for Doubtful Accounts[9]	(716)	(947)

Total Loans Receivable	12,382	11,868

[1]  Loans to government business enterprises bear interest rates of 2.32 per cent to 5.44 per cent (2016–17, 2.32 per cent to 6.33 per cent).

[2]  Loans to municipalities bear interest at rates of up to 10.00 per cent (2016–17, 10.00 per cent).

[3]  Loans to students bear interest at rates of 2.70 per cent to 4.50 per cent (2016–17, 2.70 per cent to 3.70 per cent).

[4]  Loans to industrial and commercial enterprises bear interest rates of up to 6.35 per cent (2016–17, 6.30 per cent).

[5]  The loan to the Pension Benefit Guarantee Fund is interest-free.

[6]  Loans to universities are mortgages bearing interest rates of 6.25 per cent to 7.25 per cent (2016–17, 2.77 per cent to 7.00 per cent).

[7]  Loans to other include loan for MaRS Phase 2 of $89 million (2016–17, $90 million), loans to electricity sector union trusts of $105 million (2016–17, $108 million), and loans to OFN Power Holdings LP of $258 million (2016–17, nil).

[8]  Unamortized concession discounts relate to loans made to municipalities of $31 million (2016–17, $55 million), loans to the Pension Benefit Guarantee Fund of $86 million (2016–17, $92 million) and loans to industrial and commercial enterprises and other of $28 million (2016–17, $77 million).

[9]  Allowance for doubtful accounts relate to loans made to students of $624 million (2016–17, $632 million), municipalities $26 million (2016–17, nil), industrial and commercial enterprises and other of $65 million (2016–17, $220 million) and the Pension Benefit Guarantee Fund of nil (2016–17, $95 million).

108	Consolidated Financial Statements, 2017–2018

Repayment Terms As at March 31 ($ Millions)	Principal Repayment
Years to Maturity	2018	2017
1 year	1,458	2,321

2 years	1,300	966

3 years	1,111	1,217

4 years	839	1,060

5 years	718	785

1–5 years	5,426	6,349

6–10 years	2,226	2,977

11–15 years	1,161	1,086

16–20 years	721	642

21–25 years	1,368	381

Over 25 years	2,266	1,370

Subtotal	13,168	12,805

No fixed maturity	75	234

Total	13,243	13,039

Consolidated Financial Statements, 2017–2018	109

Province of Ontario Schedule 8: Government Organizations[1]

Government Business Enterprises[2]	Responsible Ministry
Hydro One Limited	Energy
Liquor Control Board of Ontario	Finance
Ontario Cannabis Retail Corporation	Finance
Ontario Lottery and Gaming Corporation	Finance
Ontario Power Generation Inc.	Energy
Other Government Organizations[2]	Responsible Ministry
Agricorp	Agriculture, Food and Rural Affairs
Agricultural Research Institute of Ontario	Agriculture, Food and Rural Affairs
Algonquin Forestry Authority	Natural Resources and Forestry
Brampton Distribution Holdco Inc. [3]	Energy
Cancer Care Ontario	Health and Long-Term Care
Education Quality and Accountability Office	Education
eHealth Ontario	Health and Long-Term Care
Financial Services Regulatory Authority of Ontario	Finance
Forest Renewal Trust	Natural Resources and Forestry
General Real Estate Portfolio	Infrastructure
Ontario Climate Change Solutions Deployment Corporation (Green Ontario Fund)	Environment and Climate Change
Independent Electricity System Operator	Energy
Legal Aid Ontario	Attorney General
Local Health Integration Networks
Central East Local Health Integration Network	Health and Long-Term Care
Central Local Health Integration Network	Health and Long-Term Care
Central West Local Health Integration Network	Health and Long-Term Care
Champlain Local Health Integration Network	Health and Long-Term Care
Erie St. Clair Local Health Integration Network	Health and Long-Term Care
Hamilton Niagara Haldimand Brant Local Health Integration Network	Health and Long-Term Care
Mississauga Halton Local Health Integration Network	Health and Long-Term Care
North East Local Health Integration Network	Health and Long-Term Care
North Simcoe Muskoka Local Health Integration Network	Health and Long-Term Care
North West Local Health Integration Network	Health and Long-Term Care
South East Local Health Integration Network	Health and Long-Term Care
South West Local Health Integration Network	Health and Long-Term Care
Toronto Central Local Health Integration Network	Health and Long-Term Care
Waterloo Wellington Local Health Integration Network	Health and Long-Term Care
Metrolinx	Transportation
Metropolitan Toronto Convention Centre Corporation	Tourism, Culture and Sport
Niagara Parks Commission	Tourism, Culture and Sport
Northern Ontario Heritage Fund Corporation	Northern Development and Mines
Ontario Agency for Health Protection and Promotion (Public Health Ontario)	Health and Long-Term Care
Ontario Capital Growth Corporation	Economic Development and Growth / Research, Innovation and Science
Ontario Clean Water Agency	Environment and Climate Change
Ontario Educational Communications Authority (TVO)	Education
Ontario Electricity Financial Corporation	Finance
Ontario Energy Board	Energy
Ontario Financing Authority	Finance
Ontario French-Language Educational Communications Authority (TFO)	Education
Ontario Immigrant Investor Corporation	Citizenship and Immigration

[1]  The schedule of government organizations is updated on an annual basis to reflect any amalgamations or dissolutions of consolidated organizations in the year. This listing represents all consolidated organizations included in the Province’s financial statements as at March 31, 2018. Other controlled organizations that do not meet the consolidation threshold of materiality and cost-benefit (per PSAB standards), such as Children’s Aid Societies, are instead reflected as government transfer payment expense in these financial statements through the accounts of the ministries responsible for them.

[2]  The most recent audited financial statements of these organizations are included in the Annual Report, Volume 2.

[3]  Brampton Distribution Holdco Inc. dissolved on March 29, 2018.

110	Consolidated Financial Statements, 2017–2018

Province of Ontario Schedule 8: Government Organizations[1]

Other Government Organizations[2] (cont’d)	Responsible Ministry (cont’d)
Ontario Infrastructure and Lands Corporation (Infrastructure Ontario)	Infrastructure
Ontario Mortgage and Housing Corporation	Municipal Affairs / Housing
Ontario Northland Transportation Commission	Northern Development and Mines
Ontario Place Corporation	Tourism, Culture and Sport
Ontario Securities Commission	Finance
Ontario Tourism Marketing Partnership Corporation	Tourism, Culture and Sport
Ontario Trillium Foundation	Tourism, Culture and Sport
Ornge	Health and Long-Term Care
Ottawa Convention Centre Corporation	Tourism, Culture and Sport
Province of Ontario Council for the Arts (Ontario Arts Council)	Tourism, Culture and Sport
Science North	Tourism, Culture and Sport
The Centennial Centre of Science and Technology (Ontario Science Centre)	Tourism, Culture and Sport
The Royal Ontario Museum	Tourism, Culture and Sport
Toronto Organizing Committee for the 2015 Pan American and Parapan American Games (Toronto 2015)	Tourism, Culture and Sport
Toronto Waterfront Revitalization Corporation (Waterfront Toronto)[4]	Infrastructure
Transmission Corridor Program	Infrastructure
Broader Public Sector Organizations
Public Hospitals — Ministry of Health and Long-Term Care

Alexandra Hospital Ingersoll

Alexandra Marine & General Hospital

Almonte General Hospital

Anson General Hospital

Arnprior Regional Health

Atikokan General Hospital

Baycrest Centre for Geriatric Care

Bingham Memorial Hospital

Bluewater Health

Brant Community Healthcare System

Brockville General Hospital

Bruyère Continuing Care Inc.

Cambridge Memorial Hospital

Campbellford Memorial Hospital

Carleton Place and District Memorial Hospital

Casey House Hospice

Chatham-Kent Health Alliance

Children’s Hospital of Easter Ontario - Ottawa Children’s Treatment Centre

Clinton Public Hospital

Collingwood General and Marine Hospital

Cornwall Community Hospital

Deep River and District Hospital Corporation

Dryden Regional Health Centre

Englehart and District Hospital Inc.

Espanola General Hospital

Four Counties Health Services

Georgian Bay General Hospital

Geraldton District Hospital

Grand River Hospital

Grey Bruce Health Services

Groves Memorial Community Hospital

Guelph General Hospital

Haldimand War Memorial Hospital

Haliburton Highlands Health Services Corporation

Halton Healthcare Services Corporation

Hamilton Health Sciences Corporation

Hanover & District Hospital

Headwaters Health Care Centre

Health Sciences North

Holland Bloorview Kids Rehabilitation Hospital

Hôpital Général de Hawkesbury and District General Hospital Inc.

Hôpital Glengarry Memorial Hospital

Hôpital Montfort

Hôpital Notre Dame Hospital (Hearst)

Hornepayne Community Hospital

Hospital for Sick Children

Hôtel-Dieu Grace Healthcare

Hôtel-Dieu Hospital, Cornwall

Humber River Regional Hospital

Joseph Brant Hospital

Kemptville District Hospital

Kingston Health Sciences Centre

Kirkland and District Hospital

Lady Dunn Health Centre

Lady Minto Hospital at Cochrane

Lake of the Woods District Hospital

Lakeridge Health

[4] Toronto Waterfront Revitalization Corporation (Waterfront Toronto) is a government partnership with the Province having one-third interest.

Consolidated Financial Statements, 2017–2018	111

Province of Ontario Schedule 8: Government Organizations[1]

Public Hospitals — Ministry of Health and Long-Term Care (cont’d)

Erie Shores HealthCare

Lennox and Addington County General Hospital

Listowel Memorial Hospital

London Health Sciences Centre

Mackenzie Health

Manitoulin Health Centre

Manitouwadge General Hospital

Markham Stouffville Hospital

Mattawa General Hospital

Muskoka Algonquin Healthcare

Niagara Health System

Nipigon District Memorial Hospital

Norfolk General Hospital

North Bay Regional Health Centre

North Shore Health Network

North of Superior Healthcare Group

North Wellington Health Care Corporation

North York General Hospital

Northumberland Hills Hospital

Orillia Soldiers’ Memorial Hospital

Ottawa Hospital

Pembroke Regional Hospital Inc.

Perth and Smiths Falls District Hospital

Peterborough Regional Health Centre

Providence Care Centre (Kingston)

Providence Healthcare

Queensway-Carleton Hospital

Quinte Healthcare Corporation

Red Lake Margaret Cochenour Memorial Hospital Corporation

Religious Hospitallers of St. Joseph of the Hotel Dieu of St. Catharines

Renfrew Victoria Hospital

Riverside Health Care Facilities Inc.

Ross Memorial Hospital

Royal Victoria Regional Health Centre

Runnymede Healthcare Centre

Salvation Army Toronto Grace Health Centre

Sault Area Hospital

Scarborough and Rouge Hospital

Seaforth Community Hospital

Sensenbrenner Hospital

Services de santé de Chapleau Health Services

Sinai Health System

Sioux Lookout Meno-Ya-Win Health Centre

Smooth Rock Falls Hospital

South Bruce Grey Health Centre

South Huron Hospital Association

Southlake Regional Health Centre

St. Francis Memorial Hospital

St. Joseph’s Care Group

St. Joseph’s Continuing Care Centre of Sudbury

St. Joseph’s General Hospital, Elliot Lake

St. Joseph’s Health Care, London

St. Joseph’s Health Centre (Guelph)

St. Joseph’s Health Centre (Toronto)

St. Joseph’s Healthcare Hamilton

St. Mary’s General Hospital

St. Mary’s Memorial Hospital

St. Michael’s Hospital

St. Thomas - Elgin General Hospital

Stevenson Memorial Hospital

Stratford General Hospital

Strathroy Middlesex General Hospital

Sunnybrook Health Sciences Centre

Temiskaming Hospital

Thunder Bay Regional Health Sciences Centre

Tillsonburg District Memorial Hospital

Timmins and District Hospital

Toronto East Health Network

Trillium Health Partners

University Health Network

University of Ottawa Heart Institute

Weeneebayko Area Health Authority

West Haldimand General Hospital

West Nipissing General Hospital

West Park Healthcare Centre

West Parry Sound Health Centre

William Osler Health System

Winchester District Memorial Hospital

Windsor Regional Hospital

Wingham and District Hospital

Women’s College Hospital

Woodstock General Hospital Trust

Specialty Psychiatric Hospitals — Ministry of Health and Long-Term Care
Centre for Addiction and Mental Health Ontario Shores Centre for Mental Health Sciences	Royal Ottawa Health Care Group Waypoint Centre for Mental Health Care

112	Consolidated Financial Statements, 2017–2018

Province of Ontario Schedule 8: Government Organizations[1]

School Boards — Ministry of Education

Algoma District School Board

Algonquin and Lakeshore Catholic District School Board

Avon Maitland District School Board

Bloorview MacMillan School Authority

Bluewater District School Board

Brant Haldimand Norfolk Catholic District School Board

Bruce-Grey Catholic District School Board

Campbell Children’s School Authority

Catholic District School Board of Eastern Ontario

Conseil des écoles publiques de l’Est de l’Ontario

Conseil scolaire catholique MonAvenir

Conseil scolaire catholique Providence

Conseil scolaire de district catholique de l’Est ontarien

Conseil scolaire de district catholique des Aurores boréales

Conseil scolaire de district catholique des Grandes Rivières

Conseil scolaire de district catholique du Centre-Est de l’Ontario

Conseil scolaire de district catholique du Nouvel-Ontario

Conseil scolaire de district catholique Franco-Nord

Conseil scolaire de district du Nord-Est de l’Ontario

Conseil scolaire public du Grand Nord de l’Ontario

Conseil scolaire Viamonde

District School Board of Niagara

District School Board Ontario North East

Dufferin-Peel Catholic District School Board

Durham Catholic District School Board

Durham District School Board

Grand Erie District School Board

Greater Essex County District School Board

Halton Catholic District School Board

Halton District School Board

Hamilton-Wentworth Catholic District School Board

Hamilton-Wentworth District School Board

Hastings and Prince Edward District School Board

Huron-Perth Catholic District School Board

Huron-Superior Catholic District School Board

James Bay Lowlands Secondary School Board

John McGivney Children’s Centre School Authority

Kawartha Pine Ridge District School Board

Keewatin-Patricia District School Board

Kenora Catholic District School Board

KidsAbility School Authority

Lakehead District School Board

Lambton Kent District School Board

Limestone District School Board

London District Catholic School Board

Moose Factory Island District School Area Board

Moosonee District School Area Board

Near North District School Board

Niagara Catholic District School Board

Niagara Peninsula Children’s Centre School Authority

Nipissing-Parry Sound Catholic District School Board

Northeastern Catholic District School Board

Northwest Catholic District School Board

Ottawa Catholic District School Board

Ottawa-Carleton District School Board

Peel District School Board

Penetanguishene Protestant Separate School Board

Peterborough Victoria Northumberland and
    Clarington Catholic District School Board

Rainbow District School Board

Rainy River District School Board

Renfrew County Catholic District School Board

Renfrew County District School Board

Simcoe County District School Board

Simcoe Muskoka Catholic District School Board

St. Clair Catholic District School Board

Sudbury Catholic District School Board

Superior North Catholic District School Board

Superior-Greenstone District School Board

Thames Valley District School Board

Thunder Bay Catholic District School Board

Toronto Catholic District School Board

Toronto District School Board

Trillium Lakelands District School Board

Upper Canada District School Board

Upper Grand District School Board

Waterloo Catholic District School Board

Waterloo Region District School Board

Wellington Catholic District School Board

Windsor-Essex Catholic District School Board

York Catholic District School Board

York Region District School Board

Consolidated Financial Statements, 2017–2018	113

Province of Ontario Schedule 8: Government Organizations[1]

Colleges — Ministry of Advanced Education and Skills Development

Algonquin College of Applied Arts and Technology

Cambrian College of Applied Arts and Technology

Canadore College of Applied Arts and Technology

Centennial College of Applied Arts and Technology

Collège Boréal d’arts appliqués et de technologie

Collège d’arts appliqués et de technologie La Cité collégiale

Conestoga College Institute of Technology and Advanced Learning

Confederation College of Applied Arts and Technology

Durham College of Applied Arts and Technology

Fanshawe College of Applied Arts and Technology

George Brown College of Applied Arts and Technology

Georgian College of Applied Arts and Technology

Humber College Institute of Technology and Advanced Learning

Lambton College of Applied Arts and Technology

Loyalist College of Applied Arts and Technology

Mohawk College of Applied Arts and Technology

Niagara College of Applied Arts and Technology

Northern College of Applied Arts and Technology

Sault College of Applied Arts and Technology

Seneca College of Applied Arts and Technology

Sheridan College Institute of Technology and Advanced Learning

Sir Sandford Fleming College of Applied Arts and Technology

St. Clair College of Applied Arts and Technology

St. Lawrence College of Applied Arts and Technology

114	Consolidated Financial Statements, 2017–2018

Province of Ontario Schedule 9: Government Business Enterprises[1] Summary financial information of Government Business Enterprises is provided below.

For the year ended March 31, 2018 ($ Millions)	Hydro One Limited[2]	Liquor Control Board of Ontario	Ontario Cannabis Retail Corporation	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	Total
Assets

Cash and Temporary Investments	28	421	25	338	498	1,310

Accounts Receivable	831	80	1	199	746	1,857

Inventories	–	464	–	25	747	1,236

Prepaid Expenses	–	28	1	35	–	64

Long-Term Investments	–	–	–	183	–	183

Fixed Assets	19,362	409	2	1,145	21,456	42,374

Other Assets[3]	5,987	–	–	2	24,974	30,963

Total Assets	26,208	1,402	29	1,927	48,421	77,987
Liabilities

Accounts Payable	902	714	10	308	1,894	3,828

Notes Payable	989	–	–	–	–	989

Deferred Revenue	–	–	–	33	377	410

Long-Term Debt	10,066	120	25	295	6,613	17,119

Other Liabilities[3]	3,894	9	–	374	23,884	28,161
Total Liabilities	15,851	843	35	1,010	32,768	50,507

Net Assets before Non-Controlling Interest	10,357	559	(6)	917	15,653	27,480

Non-Controlling Interest	(5,251)	–	–	–	(165)	(5,416)
Net Assets after Non-Controlling Interest	5,106	559	(6)	917	15,488	22,064
Revenue[3]	2,802	6,298	–	7,588	5,373	22,061
Expenses[3]	2,430	4,091	6	5,101	4,281	15,909

Net Income	372	2,207	(6)	2,487	1,092	6,152

Consolidated Financial Statements, 2017–2018	115

Province of Ontario Schedule 9: Government Business Enterprises[1] (cont’d) Summary financial information of Government Business Enterprises is provided below.
For the year ended March 31, 2018 ($ Millions)	Hydro One Limited[2]	Liquor Control Board of Ontario	Ontario Cannabis Retail Corporation	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	Total
Net Income	372	2,207	(6)	2,487	1,092	6,152

Net Assets at Beginning of Year before Accumulated Other Comprehensive Loss (AOCI)	7,245	480	–	1,239	13,671	22,635

Increase in Fair Value of Ontario Nuclear Funds (Note 10)	–	–	–	–	435	435

Capital Contribution to OPG	–	–	–	–	721	721

Equity Impact–IFRS Adjustment for OPG’s Pension and Other Employee Future Benefits Liabilities	–	–	–	–	136	136

Book Value of Hydro One Shares Sold (Note 11)	(2,179)	–	–	–	–	(2,179)

Remittances to Consolidated Revenue Fund	(276)	(2,120)	–	(2,809)	(283)	(5,488)

Net Assets before AOCI	5,162	567	(6)	917	15,772	22,412

AOCI at Beginning of Year	(79)	–	–	–	(286)	(365)

Other Comprehensive Income (Loss)	23	(8)	–	–	2	17

AOCI at Year End	(56)	(8)	–	–	(284)	(348)

Net Assets	5,106	559	(6)	917	15,488	22,064
[1] Amounts reported using IFRS. [2] As at March 31, 2018, the Province owned approximately 47.4 per cent of Hydro One Limited. [3] Amounts related to the Fair Hydro Trust are included in these balances.

116	Consolidated Financial Statements, 2017–2018

  Province of Ontario

  Schedule 9: Government Business Enterprises[1] (cont’d)

  Material balances with entities included in the Government’s reporting entity reported in the Consolidated

  Statement of Financial Position

As at March 31 ($ Millions)	2018	2017
Financial Assets	874	567

Debts	3,545	3,445

Other Liabilities	212	212

Repayment schedule for long-term debts contracted with third parties
			Payments to be made in:
As at March 31 ($ Millions)	2018	2017	2019	2020	2021	2022	2023	2024 and thereafter
Hydro One Limited	10,069	10,671	981	503	1,153	603	3	6,826

Ontario Power Generation Inc.	3,373	2,021	339	3	228	22	3	2,778

Total	13,442	12,692	1,320	506	1,381	625	6	9,604

The following amounts included in the results of Ontario Power Generation are related to the activities of the Fair Hydro Trust.

Fair Hydro Trust
As at March 31 ($ Millions)	2018

Financing Receivables	1,639

Debt Financing	1,639

Revenue	14

Expenses	14

Net Income	–

Consolidated Financial Statements, 2017–2018	117

Province of Ontario Schedule 9: Government Business Enterprises (cont’d)

Ontario Cannabis Retail Corporation

A new Crown agency with accountability to the Minister of Finance and controlled and consolidated by the Province, the Ontario Cannabis Retail Corporation (OCRC) was established as a legal subsidiary of the Liquor Control Board of Ontario under the Ontario Cannabis Retail Corporation Act, 2017. The principal business of OCRC is retail and distribution of non-medical cannabis.

Hydro One Limited

The principal business of Hydro One Limited is the transmission and distribution of electricity to customers within Ontario. It is regulated by the Ontario Energy Board.

Liquor Control Board of Ontario

The Liquor Control Board of Ontario (LCBO) regulates the purchase, sale and distribution of liquor for home consumption and liquor sales to licensed establishments through Liquor Control Board stores, Brewers Retail stores and winery retail stores throughout Ontario. The Board buys wine and liquor products for resale to the public, tests all products sold and establishes prices for beer, wine and spirits.

Ontario Lottery and Gaming Corporation

The OLG Corporation conducts lottery games and operates commercial casinos, charity casinos and slot machines at Ontario racetracks.

Ontario Power Generation Inc.

The principal business of Ontario Power Generation Inc. (OPG) is the generation and sale of electricity in the Ontario wholesale market and in the interconnected markets of Quebec, Manitoba and the northeast and midwest United States.

118	Consolidated Financial Statements, 2017–2018

Province of Ontario Schedule 10: Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges

Sectors	Hospitals		School Boards		Colleges		Total
For the year ended March 31 ($ Millions)	2018	2017	2018	2017	2018	2017	2018	2017
Fees	1,309	1,621	287	259	2,209	1,935	3,805	3,815

Ancillary Services	512	466	573	547	301	299	1,386	1,312

Grants and Donations for Research and Other Purposes	1,161	856	16	18	22	51	1,199	925

Sales and Rentals	407	360	68	62	53	56	528	478

Recognition of Deferred Capital Contributions	409	404	6	6	46	43	461	453

Miscellaneous	284	364	503	497	143	113	930	974

Total	4,082	4,071	1,453	1,389	2,774	2,497	8,309	7,957

Consolidated Financial Statements, 2017–2018	119

GLOSSARY

Note: The descriptions of the terms in the glossary are provided for the purpose of assisting readers of the 2017–18 Annual Report. The descriptions do not affect or alter the meaning of any term under law. The glossary does not form part of the audited Consolidated Financial Statements.

Accumulated Amortization: the total amortization that has been recorded over the life of an asset to date. The asset’s total cost less the accumulated amortization gives the asset’s net book value.

Accumulated Deficit: the difference between liabilities and assets. It represents the total of all past annual deficits minus all past annual surpluses, including prior-period adjustments.

Amortization: expensing a portion of an asset’s cost in an accounting period by allocating its cost over its estimated useful life. This is applicable to tangible capital assets and items such as expenses relating to a debt issue.

Appropriation: an authority of the Legislative Assembly to pay money out of the Consolidated Revenue Fund or to incur a non-cash expense.

Annual Report: the Consolidated Financial Statements of the Province along with supporting statements and schedules.

Broader Public Sector (BPS): public hospitals, specialty psychiatric hospitals, school boards and colleges. For financial statement purposes, universities and other organizations such as municipalities are excluded because they do not meet the criteria of government organizations as recommended by the Public Sector Accounting Board of the Chartered Professional Accountants of Canada (CPA Canada).

Canada Health Transfer (CHT): a federal transfer provided to each province and territory in support of health care.

Canada Social Transfer (CST): a federal transfer provided to each province and territory in support of post-secondary education, social assistance and social services, including early childhood development, early learning and child care.

Capital Gain: the profit arising from the sale or transfer of capital assets or investments. For accounting purposes, it is the proceeds or market value received less the net book value of the capital asset or investment.

Capital Lease: a lease that, from the point of view of the lessee, transfers substantially all the benefits and risks incident to ownership of property to the lessee.

Consolidated Revenue Fund (CRF): the aggregate of all public monies on deposit to the credit of the Minister of Finance or in the name of any agency of the Crown approved by the Lieutenant Governor in Council. Payments made from the CRF must be appropriated by a statute. See Appropriation.

120	Consolidated Financial Statements, 2017–2018

Consolidation: the inclusion of the financial results of government-controlled organizations in the Province’s Consolidated Financial Statements.

Consumer Price Index (CPI): a broad measure of the cost of living. Through the monthly CPI, Statistics Canada tracks the retail price of a representative shopping basket of goods and services from an average household’s expenditure: food, housing, transportation, furniture, clothing and recreation. The percentage of the total basket that any item occupies is termed the “weight” and reflects typical consumer spending patterns. Since people tend to spend more on food than clothing, changes in the price of food have a bigger impact on the index than, for example, changes in the price of clothing and footwear.

Contingency Fund: an amount of expense that is approved by the Legislative Assembly at the beginning of the year to cover higher spending due to unforeseen events. This approved spending limit is allocated during the year to ministries for their programs and activities. The actual costs incurred are charged to the respective programs and activities and not to the contingency fund. Therefore, the contingency fund as at the end of the Province’s fiscal year is nil. See Reserve.

Contingent Liabilities: possible obligations that may result in the future sacrifice of economic benefits arising from existing conditions or situations involving uncertainty, which will ultimately be resolved when one or more future events not wholly within the government’s control occur or fail to occur. Resolution of the uncertainty will confirm the incurrence or non-incurrence of a liability.

Contractual Obligations: obligations of a government to others that will become liabilities when the terms of any contract or agreement, which the government had entered into, are met.

Debenture: a debt instrument where the issuer promises to pay interest and repay the principal by the maturity date. It is unsecured, meaning there is no lien on any specific asset.

Debt: an obligation resulting from the borrowing of money.

Deferred Capital Contribution: the unamortized portion of tangible capital assets or liabilities to construct or acquire tangible capital assets from specific funding received from other levels of government or third parties. Deferred capital contribution is recorded in revenue over the estimated useful life of the underlying tangible capital assets once constructed or acquired by the Province.

Deferred Revenue: unspent externally restricted grants from other levels of government and third parties for operating activities. Deferred revenues are recorded into revenue in the period in which the amount received is used for the purposes specified.

Deficit: the amount by which government expenses exceed revenues in any given year. On a forecast basis, a reserve may be included.

Consolidated Financial Statements, 2017–2018	121

Derivatives: financial contracts that derive their value from other underlying instruments. The Province uses derivatives including swaps, forward foreign exchange contracts, forward rate agreements, futures and options to hedge and minimize interest costs.

Expected Average Remaining Service Life: total number of years of future services expected to be rendered by that group of employees divided by the number of employees in the group.

Fair Value: the price that would be agreed upon in an arm’s-length transaction and in an open market between knowledgeable, willing parties who are under no compulsion to act. It is not the effect of a forced or liquidation sale.

Financial Assets: assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations. Financial assets include cash; an asset that is convertible to cash; a contractual right to receive cash or another financial asset from another party; a temporary or portfolio investment; a financial claim on an outside organization or individual; and inventory.

Financial Instrument: liquid asset, equity security in an entity or a contract that gives rise to a financial asset of one contracting party and a financial liability or equity instrument of the other contracting party.

Fiscal Plan: an outline of the Government’s consolidated revenue and expense plan for the upcoming fiscal year and the medium term, including information on the projected surplus/deficit. The plan is formally presented in the Budget, which the government presents in the spring of each year and is updated, as required, during the year. The fiscal plan numbers can be different from the expenditures outlined in the Printed Estimates.

Fiscal Year: the Province of Ontario’s fiscal year runs from April 1 of a year to March 31 of the following year.

Floating Rate Notes (FRNs): debt instruments that bear a variable rate of interest.

Forgivable Loan: advances where the terms and conditions of the loan agreement allow for the non-repayment of the principal or accrued interest when certain conditions are met.

Forward Contract: a contract that obligates one party to buy, and another party to sell, a specified amount of a particular asset at a specified price, on a given date in the future.

Forward Rate Agreement: a forward contract that specifies the rate of interest, usually short term, to be paid or received on an obligation beginning at a future start date.

Fund: fiscal and accounting entity segregated for the purpose of carrying on specific activities, or attaining certain objectives in accordance with special regulations, restrictions or limitations.

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Futures: an exchange-traded contract that confers an obligation to buy or sell a physical or financial commodity at a specified price and amount on a future date.

Gross Domestic Product (GDP): the total unduplicated value of the goods and services produced in the economy of a country or region during a given period, such as a quarter or a year. Gross domestic product can be measured three ways: as total income earned in current production, as total final expenditures or as total net value added in current production.

Hedging: a strategy to minimize the risk of loss on an asset (or a liability) from market fluctuations such as interest rate or foreign exchange rate changes. This is accomplished by entering into offsetting commitments with the expectation that a future change in the value of the hedging instrument will offset the change in the value of the asset (or the liability).

Indemnity: an agreement whereby one party agrees to compensate another party for any loss suffered by that party. The Province can either seek or provide indemnification.

Infrastructure: the facilities, systems and equipment required to provide public services and support private-sector economic activity including network infrastructure (e.g., roads, bridges, water and wastewater systems, large information technology systems), buildings (e.g., hospitals, schools, courts) and machinery and equipment (e.g., medical equipment, research equipment).

Liquid Reserve: comprises cash and short-term investments managed before consolidation with other government entities. It includes cash in the Province’s bank accounts, money market securities and long-term bonds which have not been lent out through a sale and re-purchase agreement, adjusted for net pledged collateral.

Loan Guarantee: an agreement to pay all or part of the amount due on a debt obligation in the event of default by the borrower.

Net Book Value of Tangible Capital Assets: historical cost of tangible capital assets less both the accumulated amortization and the amount of any write-downs.

Net Debt: the difference between the Province’s total liabilities and financial assets. It represents the Province’s future revenue requirements to pay for past transactions and events.

Nominal: an amount expressed in dollar terms without adjusting for changes in prices due to inflation or deflation. It is not a good basis for comparing values of GDP in different years, for which a “real” value expressed in constant dollars (i.e., adjusted for price changes) is needed. See Real GDP.

Non-Financial Assets: assets that normally do not generate cash capable of being used to repay existing debts. The non-financial assets of the Province are tangible capital assets, prepaid expenses and inventories of supplies.

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Non-Tax Revenue: revenue received by the government from external sources. This also includes revenues from the sale of goods and services, fines and penalties associated with the enforcement of government regulations and laws; fees and licences; royalties; profits from a self-sustaining Crown agency; and asset sales.

Ontario Disability Support Program (ODSP): a program designed to meet the unique needs of people with disabilities who are in financial need, or who want and are able to work and need support. Ontarians aged 65 years or older who are ineligible for Old Age Security may also qualify for ODSP supports if they are in financial need.

Option: a contract that confers the right, but not the obligation, to buy or sell a specific amount of a commodity, currency or security at a specific price, on a certain future date.

Pension Actuarial Accounting Valuation: a valuation performed by an actuary to measure the pension benefit obligations at the end of the period or a point in time. The valuation attributes the cost of the pension benefit obligations to the period the related services are rendered by the members.

Pension Statutory Actuarial Funding Valuation: a valuation performed by an actuary to determine whether a pension plan has sufficient money to pay for its obligations when they become due. The valuation determines the contributions required to meet the pension benefit obligations.

Present Value: the current worth of one or more future cash payments, determined by discounting the payments using a given rate of interest.

Program Expense: total expense excluding interest on debt.

Public Accounts: the Consolidated Financial Statements of the Province along with supporting statements and schedules as required by the Financial Administration Act.

Real GDP: gross domestic product measured to exclude the impact of changing prices.

Recognition: the process of including an item in the financial statements of an entity.

Reserve: an amount included in the fiscal plan to protect the plan against unforeseen adverse changes in the economic outlook, or in the Provincial revenue and expense. Actual costs incurred by the ministry, which pertain to the reserve, are recorded as expenses of that ministry. See Contingency Fund.

Segment: a distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the financial statements identify the resources allocated to support the major activities of the government.

Sinking Fund Debenture: a debenture that is secured by periodic payments into a fund established to retire long-term debt.

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Straight-Line Basis of Amortization: a method whereby the annual amortization expense is computed by dividing i) the historical cost of the asset by ii) the number of years the asset is expected to be used.

Surplus: the amount by which revenues exceed government expenses in any given year. On a forecast basis, a reserve may be included.

Swaption: an option granting its owner the right but not the obligation to enter into an underlying swap. Although options can be traded on a variety of swaps, the term swaption typically refers to options on interest rate swaps.

Tangible Capital Assets: physical assets including land, buildings, transportation infrastructure, vehicles, leased assets, machinery, furniture, equipment and information technology infrastructure and systems, and construction in progress.

Temporary Investments: investments that are transitional or current in nature and generally capable of reasonably prompt liquidation.

Total Debt: the Province’s total borrowings outstanding.

Total Expense: sum of program expense and interest on debt expense.

Transfer Payments: grants to individuals, organizations or other levels of government for which the government making the transfer does not:

●	receive any goods or services directly in return, as would occur in a purchase or sale transaction;
●	expect to be repaid, as would be expected in a loan; or
●	expect a financial return, as would be expected in an investment.

Treasury Bills: short-term debt instrument issued by governments on a discount basis.

Unrealized Gain or Loss: an increase or decrease in the fair value of an asset accruing to the holder. Once the asset is disposed of or written off, the gain or loss is realized.

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SOURCES OF ADDITIONAL INFORMATION

The Ontario Budget

The Ontario government presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year. For an electronic copy of the Ontario Budget, visit the Ministry of Finance website at www.fin.gov.on.ca.

The Estimates of the Province of Ontario

The Government’s spending Estimates for the fiscal year commencing April 1 are presented to members of the Legislative Assembly following the presentation of the Ontario Budget by the Minister of Finance. The Estimates outline the spending plans of each ministry and are submitted for approval to the Legislative Assembly according to the Supply Act. For electronic access, go to: www.fin.gov.on.ca.

Ontario Finances

This is a quarterly report on the performance of the government’s Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year. For electronic access, go to: www.fin.gov.on.ca.

Ontario Economic Accounts

This quarterly report contains data on Ontario’s economic activity. For electronic access, go to: www.fin.gov.on.ca.

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Please address your comments on this report to:

The Honourable Peter Bethlenfalvy

President of the Treasury Board

Room 4320, Fourth Floor, Whitney Block

99 Wellesley Street West

Toronto, Ontario

M7A 1W3

You can also send your comments to the Minister

by electronic mail to: infotbs@ontario.ca

To access this document online, visit Ontario.ca/publicaccounts

© Queen’s Printer for Ontario, 2018

ISSN 0381-2375 (Print)

ISSN 1913-5556 (Online)